08001169

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME China Education Resources, Inc.

*CURRENT ADDRESS Suite 1118, 925 West Georgia St.
Vancouver, British Columbia V6C 3L2

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 1 3 2008
THOMSON
FINANCIAL

FILE NO. 82- 35157 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : 3/11/08

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Company Search: China Education Resources
Industry Group: All
Document Selection: All

Sorted: By Issuer
Date From: January 1 2006
Date To: March 5 2008

Search results 1-85

Company Name	Date of Filing	Document Type	File Format	File Size
China Education Resources Inc.	May 2 2007	Audited annual financial statements - English	PDF	152 K
China Education Resources Inc.	Apr 30 2007	Audited annual financial statements - English	PDF	149 K
China Education Resources Inc.	May 19 2006	Audited annual financial statements - English	PDF	103 K
China Education Resources Inc.	Jan 18 2008	Early warning report	PDF	31 K
China Education Resources Inc.	Apr 30 2007	Form 52-109F1 - Certification of Annual Filings - CEO	PDF	27 K
China Education Resources Inc.	Apr 30 2007	Form 52-109F1 - Certification of Annual Filings - CFO	PDF	28 K
China Education Resources Inc.	Nov 29 2007	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	24 K
China Education Resources Inc.	Aug 29 2007	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	26 K
China Education Resources Inc.	May 30 2007	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	19 K
China Education Resources Inc.	Nov 29 2006	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	18 K
China Education Resources Inc.	Aug 29 2006	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	53 K
China Education Resources Inc.	May 30 2006	Form 52-109F2 - Certification of Interim Filings - CEO	PDF	54 K
China Education Resources Inc.	Nov 29 2007	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	25 K
China Education Resources Inc.	Aug 29 2007	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	26 K
China Education Resources Inc.	May 30 2007	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	21 K
China Education Resources Inc.	Nov 29 2006	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	18 K

China Education Resources Inc.	Aug 29 2006	Form 52-109F2 - Certification of Interim Filings - CFO	PDF	[illegible]
China Education Resources Inc.	May 30 2006	Form 52-109F2 - Certification of Interim Filings - CFO	[illegible]	54 K
China Education Resources Inc.	May 19 2006	Form 52-109FT1 - Certification of Annual Filings - CEO	PDF	19 K
China Education Resources Inc.	May 19 2006	Form 52-109FT1 - Certification of Annual Filings - CFO	PDF	15 K
China Education Resources Inc.	Jun 1 2007	Form of proxy - English	PDF	165 K
China Education Resources Inc.	Jun 1 2006	Form of proxy - English	PDF	170 K
China Education Resources Inc.	Nov 29 2007	Interim financial statements - English	PDF	300 K
China Education Resources Inc.	Aug 29 2007	Interim financial statements - English	PDF	107 K
China Education Resources Inc.	May 30 2007	Interim financial statements - English	PDF	99 K
China Education Resources Inc.	Nov 29 2006	Interim financial statements - English	PDF	103 K
China Education Resources Inc.	Aug 29 2006	Interim financial statements - English	PDF	93 K
China Education Resources Inc.	May 30 2006	Interim financial statements - English	PDF	98 K
China Education Resources Inc.	Jun 1 2007	Management information circular - English	PDF	140 K
China Education Resources Inc.	Jun 1 2006	Management information circular - English	PDF	134 K
China Education Resources Inc.	Jan 18 2008	Material change report - English	PDF	18 K
China Education Resources Inc.	Oct 31 2007	Material change report - English	PDF	23 K
China Education Resources Inc.	May 24 2006	Material change report - English	PDF	171 K
China Education Resources Inc.	Apr 27 2006	Material change report - English	PDF	42 K
China Education Resources Inc.	Nov 29 2007	MD&A - English	PDF	118 K
China Education Resources Inc.	Aug 29 2007	MD&A - English	PDF	118 K
China Education Resources Inc.	May 30 2007	MD&A - English	PDF	116 K
China Education Resources Inc.	Apr 30 2007	MD&A - English	PDF	125 K
China Education Resources Inc.	Nov 29 2006	MD&A - English	PDF	97 K
China Education Resources Inc.	Aug 29 2006	MD&A - English	PDF	94 K
China Education Resources Inc.	May 30 2006	MD&A - English	PDF	86 K
China Education Resources Inc.	May 19 2006	MD&A - English	PDF	63 K
China Education Resources Inc.	May 19 2006	MD&A (amended) - English	PDF	99 K
China Education Resources Inc.	Feb 22 2008	News release - English	PDF	38 K
China Education Resources Inc.	Jan 28 2008	News release - English	PDF	28 K
China Education Resources Inc.	Jan 17 2008	News release - English	PDF	43 K
China Education Resources Inc.	Jan 8 2008	News release - English	PDF	29 K
China Education Resources Inc.	Nov 5 2007	News release - English	PDF	46 K
China Education Resources Inc.	Oct 31 2007	News release - English	PDF	31 K
China Education Resources Inc.	Oct 17 2007	News release - English	PDF	28 K
China Education Resources Inc.	Oct 5 2007	News release - English	PDF	32 K
China Education Resources Inc.	Sep 4 2007	News release - English	PDF	43 K
China Education Resources Inc.	Aug 28 2007	News release - English	PDF	36 K
China Education Resources Inc.	Aug 23 2007	News release - English	PDF	31 K
China Education Resources Inc.	Jun 28 2007	News release - English	PDF	34 K

China Education Resources Inc.	Jun 18 2007	News release - English	PDF	39 K
China Education Resources Inc.	May 11 2007	News release - English	PDF	42 K
China Education Resources Inc.	May 1 2007	News release - English	PDF	46 K
China Education Resources Inc.	Apr 12 2007	News release - English	PDF	39 K
China Education Resources Inc.	Apr 5 2007	News release - English	PDF	43 K
China Education Resources Inc.	Feb 13 2007	News release - English	PDF	34 K
China Education Resources Inc.	Jan 12 2007	News release - English	PDF	25 K
China Education Resources Inc.	Dec 20 2006	News release - English	PDF	40 K
China Education Resources Inc.	Oct 26 2006	News release - English	PDF	33 K
China Education Resources Inc.	Sep 28 2006	News release - English	PDF	36 K
China Education Resources Inc.	Aug 30 2006	News release - English	PDF	37 K
China Education Resources Inc.	Aug 11 2006	News release - English	PDF	36 K
China Education Resources Inc.	Jun 28 2006	News release - English	PDF	44 K
China Education Resources Inc.	Jun 16 2006	News release - English	PDF	34 K
China Education Resources Inc.	Jun 9 2006	News release - English	PDF	39 K
China Education Resources Inc.	Jun 8 2006	News release - English	PDF	34 K
China Education Resources Inc.	May 26 2006	News release - English	PDF	32 K
China Education Resources Inc.	May 10 2006	News release - English	PDF	33 K
China Education Resources Inc.	Apr 25 2006	News release - English	PDF	33 K
China Education Resources Inc.	Mar 10 2006	News release - English	PDF	29 K
China Education Resources Inc.	Jun 1 2007	Notice of meeting - English	PDF	37 K
China Education Resources Inc.	Jun 1 2006	Notice of meeting - English	PDF	24 K
China Education Resources Inc.	May 1 2007	Notice of the meeting and record date - English	PDF	19 K
China Education Resources Inc.	Apr 25 2006	Notice of the meeting and record date - English	PDF	29 K
China Education Resources Inc.	May 18 2006	Notice of the meeting and record date (amended) - English	PDF	29 K
China Education Resources Inc.	May 19 2006	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	PDF	15 K
China Education Resources Inc.	Apr 30 2007	ON Form 13-502F1 (Class 1 Reporting Issuers - Participation Fee)	PDF	23 K
China Education Resources Inc.	Jun 1 2007	Other	PDF	25 K
China Education Resources Inc.	Jun 1 2007	Other	PDF	166 K
China Education Resources Inc.	Jan 18 2008	Press release - English	PDF	12 K

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FORM 52-109F1
CERTIFICATION OFANNUAL FINANCIAL STATEMENTS

I, Chengfeng Zhou, Chief Executive Officer of China Education Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclosed in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 30th day of April, 2007

signed *"Chengfeng Zhou"*

Chengfeng Zhou,
Chief Executive Officer

FORM 52-109F1
CERTIFICATION OFANNUAL FINANCIAL STATEMENTS

I, Kathryn Witter, Chief Financial Officer of China Education Resources Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc. (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclosed in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 30th day of April, 2007

signed *"Kathryn Witter"*

Kathryn Witter,
Chief Financial Officer

China Education Resources Inc. www.chinaeducationresources.com
1118 – 925 West Georgia Street Tel. 604 683 6865
Vancouver, BC V6C 3L2 Fax. 604 681 5636

Form 52-109F2 ***Certification of Interim Filings***

I, C.F. Zhou, Chief Executive Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2006

(signed) "C.F. Zhou"

C.F. Zhou
Chief Executive Officer

China Education Resources Inc. www.chinaeducationresources.com
1118 – 925 West Georgia Street Tel. 604 683 6865
Vancouver, BC V6C 3L2 Fax. 604 681 5636

Form 52-109F2 ***Certification of Interim Filings***

I, C.F. Zhou, Chief Executive Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 29, 2006

(signed) "C.F. Zhou"

C.F. Zhou
Chief Executive Officer

FORM 52-109F1

CERTIFICATION OFINTERIM FINANCIAL STATEMENTS

I, Chengfeng Zhou, Chief Executive Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc. (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Dated this 29th day of November, 2006

signed *"Chengfeng Zhou"*

Chengfeng Zhou,
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OFINTERIM FINANCIAL STATEMENTS

I, Ronald Shon, President of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 30th day of May, 2007

____

Ronald Shon,
President

FORM 52-109F2
CERTIFICATION OFINTERIM FINANCIAL STATEMENTS

I, Chengfeng Zhou, Chairman and Chief Executive Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc. (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 28th day of August, 2007

____

Chengfeng Zhou,
Chairman and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FINANCIAL STATEMENTS

I, Chengfeng Zhou, Chairman and Chief Executive Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of China Education Resources Inc. (the issuer) for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Dated this 29th day of November, 2007

"Signed"

Chengfeng Zhou,
Chairman and Chief Executive Officer

China Education Resources Inc.
1118 – 925 West Georgia Street
Vancouver, BC V6C 3L2

www.chinaeducationresources.com
Tel. 604 683 6865
Fax. 604 681 5636

Form 52-109F2 ***Certification of Interim Filings***

I, Ronald Shon, Chief Financial Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2006

(signed) "Ronald Shon"

Ronald Shon
Chief Financial Officer

China Education Resources Inc.
1118 – 925 West Georgia Street
Vancouver, BC V6C 3L2

www.chinaeducationresources.com
Tel. 604 683 6865
Fax. 604 681 5636

Form 52-109F2 ***Certification of Interim Filings***

I, Kathryn Witter, Chief Financial Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 29, 2006

(signed) "Kathryn Witter"

Kathryn Witter
Chief Financial Officer

FORM 52-109F1
CERTIFICATION OFINTERIM FINANCIAL STATEMENTS

I, Kathryn Witter, Chief Financial Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc. (the issuer) for the period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

Dated this 29th day of November, 2006

signed *"Kathryn Witter"*

Kathryn Witter,
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OFINTERIM FINANCIAL STATEMENTS

I, Kathryn Witter, Chief Financial Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc. (the issuer) for the period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclosed in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 30th day of May, 2007

//s// "Kathryn Witter"

Kathryn Witter,
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OFINTERIM FINANCIAL STATEMENTS

I, Kathryn Witter, Chief Financial Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of China Education Resources Inc. (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclosed in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 28th day of August, 2007

____
Kathryn Witter,
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FINANCIAL STATEMENTS

I, Danny Hon, Chief Financial Officer of China Education Resources Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of China Education Resources Inc. (the issuer) for the period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Dated this 29th day of November, 2007

"Signed"

____

Danny Hon,
Chief Financial Officer

China Education Resources Inc.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 30, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on June 28, 2006.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.computershare.com/proxy

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

24AP06038.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned "Registered Shareholder" of China Education Resources Inc. (the "Company") hereby appoints: Ronald C. Shon, the President and a Director of the Company, or failing this person, Chengfeng Zhou, the Chairman of the Board, Chief Executive Officer and a Director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of China Education Resources Inc. to be held at The Seymour Room of the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia on June 30, 2006 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold
01. William C. Calvin	☐	☐
02. Wang Li	☐	☐
03. Jeffrey Munks	☐	☐
04. Ronald Shon	☐	☐
05. Chengfeng Zhou	☐	☐

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2. Appointment of Auditors

To appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company.

For ☐ Withhold ☐

3. Remuneration of Auditors

To authorize the Board of Directors of the Company to fix the remuneration to be paid to the auditors for the ensuing year.

For ☐ Against ☐

4. Re-Approval of 10% Rolling Stock Option Plan

An ordinary resolution re-adopting and re-approving the Company's 10% Rolling Stock Option Plan more particularly described in the Information Circular.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 1 5 8 6 4 A R 2 C H V Q

CHINA EDUCATION RESOURCES INC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 29, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on June 27, 2007.

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VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	HOLDER ACCOUNT NUMBER	ACCESS NUMBER

01MY07086.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of China Education Resources Inc. (the "Company") hereby appoint(s): Ronald C. Shon, the President and a director of the Company, or failing this person, Chengfeng Zhou, the Chairman of the Board, Chief Executive Officer and a director of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of China Education Resources Inc. to be held at The Brighton Room, The Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia on June 29, 2007 at 2:00 PM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. William C. Calvin	☐	☐	02. Wang Li	☐	☐	03. Jeffrey Munks	☐	☐
04. Ronald Shon	☐	☐	05. Chengfeng Zhou	☐	☐			

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2. Auditors

To appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company.

For ☐ Withhold ☐

3. Remuneration of Auditors

Authorize the board of directors of the Company to fix the remuneration to be paid to the auditors for the ensuing year.

For ☐ Against ☐

4. Re-Approval of 10% Rolling Stock Option Plan

To re-adopt and re-approve the Company's 10% Rolling Stock Option Plan more particularly described in the Information Circular.

For ☐ Against ☐

5. Other Matters

Upon any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 8 8 6 9 A R 1 C H V Q

CHINA EDUCATION RESOURCES INC.

(formerly China Ventures Inc.)

Interim Consolidated Financial Statements
(Expressed in United States Dollars)

Three months ended March 31, 2006

Prepared by Management (not audited or reviewed by external auditors)

See Notice to Reader

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of China Education Resources Inc. consisting of the interim consolidated Balance Sheet as at March 31, 2006 and the consolidated Statement of Operations and Deficit and consolidated Statement of Cash Flows for three months ended March 31, 2006 both for continuing operations and discontinued operations. Please note the interim financial statements have not been reviewed or audited by external auditors.

China Education Resources Inc. (formerly China Ventures Inc.)

Balance Sheets as at March 31, 2006 and December 31, 2005
(Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended 31-Mar-06 (Unaudited)	Year ended 31-Dec-05 (Audited)
	$	$
ASSETS		
Current		
Cash (note 4)	2,006,492	2,813,802
Accounts receivable (note 5)	956,058	1,551,314
Due from related parties (note 11)	8,911	3,428
Inventory	38,346	150,329
Prepaid expenses & deposits	143,857	40,669
Assets of discontinued operations (note 15)	504,712	515,457
Total current assets	3,658,376	5,074,999
Loans to employees (note 6)	-	-
Due from related parties (note 11)	181,699	180,841
Long term other receivable (note 5)	949,566	945,081
Investment in ESL projects (note 7)	-	-
Assets of discontinued operations (note 15)	1,074,271	1,073,619
Future income tax asset	141,148	141,148
Property and equipment (note 9)	1,978,838	1,770,010
Goodwill (note 10)	2,713,310	2,713,310
Total assets	10,697,208	11,899,008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	1,184,230	2,370,958
Income tax payable	1,830,733	1,821,112
Liabilities of discontinued operations (note 15)	1,129,152	1,106,029
Due to related parties (note 11)	-	-
Loans payable (note 12)	22,247	25,566
Total current liabilities	4,166,362	5,323,665
Non-controlling interest	778,192	778,120
Total liabilities	4,944,554	6,101,785
Shareholders' equity		
Share capital (note 13)	24,178,646	23,788,700
Contributed surplus (note 13 & 14)	464,414	621,127
Cumulative translation adjustment	(16,529)	(21,497)
Deficit	(18,873,877)	(18,591,107)
Total shareholders' equity	5,752,654	5,797,223
Total liabilities and shareholders' equity	10,697,208	11,899,008

See accompanying notes to consolidated financial statements.

China Education Resources Inc. (formerly China Ventures Inc.)

Consolidated Statements of Operations and Deficit for three months ended March 31, 2006 and 2005
(Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended 31-Mar-06 (Unaudited)	31-Mar-05 (Unaudited)
	$	$
REVENUE		
Sales	321,625	467,855
Cost of sales	188,048	374,849
Gross (loss)profit	133,577	93,006
EXPENSES		
General and administrative	310,773	259,350
Sales and marketing	33,813	2,642
Amortization (note 9)	40,978	15,273
Stock-based compensation (note 14)	8,296	13,042
	393,860	290,307
Profit before other earnings (expense) and income taxes	(260,283)	(197,301)
Other earnings (expense)		
Foreign exchange gain	(174)	337
Interest income	6,273	13,849
Interest expense	(2,059)	(21,536)
	4,040	(7,350)
Income before taxes, non-controlling interest and discontinued operations	(256,243)	(204,651)
Current income tax expense	(105)	(185)
Future income tax expense	-	-
Loss before non-controlling interest and discontinued operations	(256,348)	(204,836)
Non-controlling interest - share of loss	(72)	10,480
Net loss from continuing operations	(256,420)	(194,356)
Net (loss)profit from discontinued operations (note 15)	(26,350)	3,616
Loss for the period	(282,770)	(190,740)
Deficit, beginning of period	(18,591,107)	(17,880,684)
Deficit, end of period	(18,873,877)	(18,071,424)
Loss(gain) per share - basic and diluted		
Loss from continuing operations	0.0072	0.0068
Loss(gain) from discontinued operations	0.0007	(0.0001)
Loss for the period	0.0079	0.0067
Basic and diluted, weighted average number of shares outstanding	35,493,309	28,666,764

See accompanying notes to consolidated financial statements.

China Education Resources Inc. (formerly China Ventures Inc.)

Consolidated Statements of Operations and Deficit for three months ended March 31, 2006 and 2005
(Prepared by Management)

	Three months ended	
	31-Mar-06	31-Mar-05
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)
	$	$
OPERATING ACTIVITIES		
Net loss from continuing operations	(256,420)	(194,356)
Items not involving use of cash:		
Amortization	40,978	15,273
Stock based compensation	8,296	13,042
Unrealized foreign exchange gain	11,834	-
Non-controlling interest	72	(10,480)
	(195,240)	(176,521)
Changes in non-cash operating working capital		
Accounts receivable	595,256	(169,856)
Inventory	111,983	73,848
Prepaid expenses and deposits	(103,188)	(3,438)
Accounts payable & accrued liabilities	(1,186,728)	(488,827)
Tax payable	9,621	-
Cash provided by operating activities	(768,296)	(764,794)
INVESTING ACTIVITIES		
Advances to employees	(8,911)	-
Purchase of property and equipment	(249,807)	(142,238)
Advances to related parties	2,570	(42,624)
Loan receivable	(4,485)	-
Cash used in investing activities	(260,633)	(184,862)
FINANCING ACTIVITIES		
Issue of common shares	224,938	490,548
Repayment of automobile loan	(3,319)	-
(Repayment of) proceeds from promissory note	-	(240,934)
Cash provided by financing activities	221,619	249,614
Net cash inflow	(807,310)	(700,042)
Cash, beginning of period	2,813,802	1,719,350
Cash, end of period	2,006,492	1,019,308

Please refer to note 15 for the cash flow detail of the discontinued operations and see accompanying notes to consolidated financial statements.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

China Education Resources Inc. with its subsidiaries ("China Education" or the "Company"), primarily develops and distributes educational textbooks and materials to bookstores and schools in China. The Company focuses on three subject areas; kindergarten curriculum development, psychology, and information technology. The Company also provides training services to educational establishments. The Company is currently developing an education internet portal which will provide educational content to its users.

The Company was incorporated under the laws of the *Company Act, British Columbia* on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These unaudited interim consolidated financial statements do not include all the disclosures required by Canadian generally accepted accounting principles and therefore should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2005. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of the Company's business.

These consolidated financial statements are presented in United States dollars.

Going concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $282,770 (including loss on both continuing operations of $256,420 and discontinued operations of $26,350) for the three month period ended March 31, 2006 compared to a net loss of $190,740 (including loss on continuing operations of $194,356 and gain on discontinued operations of $3,616).

2. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of application as set out in note 2 of the Consolidated Financial Statements for the year ended December 31, 2004.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the period.

a) Discontinued Operations

On May 15, 2006 the Company finalized the disposition of one of its wholly owned Chinese subsidiaries, NEB. In accordance with CICA Handbook Section 3475 its financial position, results of operations and cash flows have been presented as discontinued operations (see Note 15).

b) Adjustment to income taxes

In 2004, there was an under accrual of income taxes of $616,000 in connection with expenses incurred in China. The adjustments increased the total income tax expense and tax liability by $616,000 for the year ended December 31, 2004. Of this amount, $456,000 relates to NEB and has been recorded in discontinued operations (see Note 15) with the remaining $160,000 recorded in continuing operations. The 2004 financial statements have been restated for these adjustments.

4. CASH

	March 31, 2006	December 31, 2005
	$	$
CDN dollar bank account	**1,021,918**	702,680
USD dollar bank account	**18,789**	18,785
Chinese RMB bank account	**965,785**	2,092,337
Total	**2,006,492**	2,813,802

[i] Chinese RMB bank account represented the local currency of RMB 7,760,327 [2004: RMB 17,024,024].

5. ACCOUNTS RECEIVABLE

	March 31, 2006	December 31, 2005
	$	$
Trade receivables	**749,476**	965,931
Other receivables [i]	**206,582**	221,496
Proceeds to be received for the private placement issued on December 20, 2005	**-**	363,887
Total current accounts receivable	**956,058**	1,551,314
Long-term receivable		
Loan due from Shenshi Education Service Company ("Shenshi") [ii]	**949,566**	945,081
Total	**1,905,624**	2,496,395

[i] Other receivables includes $13,204 [2005 - $13,142], representing the current portion of loans to employees [note 6].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE (cont'd)

[ii] Shenshi is a non-related business partner of one of the Chinese subsidiaries. The loan due from Shenshi is non interest bearing as at December 31, 2005. The total loan was RMB 7,630,000 as at December 31, 2005, including RMB 1,320,000 which was advanced in June 2005 and due on June 14, 2006, RMB 2,340,000 which was advanced in August 2005 and due on August 9, 2006 and RMB 3,970,000 which was advanced in September 2004 for one year term with 10% interest. The term of the loan was extended to September 19, 2006. As at December 31, 2004, the loan was collateralized by shares of the Company. As at December 31, 2005, the loan is guaranteed of the repayment by two directors of the Company.

6. LOANS TO EMPLOYEES

The Company has advanced loans to employees to assist with automobile purchases. In return, the employees are required to service the Company for five years. The amounts are non-interest bearing, repayable over 60 months and are collateralized by the automobiles. As at March 31, 2006 the total loan due from employees was $13,204 which was included in other current receivable (2005: $13,142).

7. INVESTMENTS IN BOOK AND ESL PROJECTS

	March 31, 2006 $	December 31 2005 $
ESL - Jilin Wales Trading Company [i]	-	-

Investments in ESL projects represent initial unamortized project costs that are in progress and in development. These amounts were to amortize upon commencement of commercial distribution.

[i] On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company ("Jilin Company") to invest $106,803 (RMB 870,000) in an ESL project. CEN Smart provided the funding of the research and the voice recognition technology for the ESL project. Jilin Company is responsible for the content, editing, software production, and distribution. The Company and Jilin Company agreed to cease work on the project because of deficiencies in the voice recognition technology. The Company had recorded a charge of $36,201 (RMB 300,000) reflecting the impairment of the investment to its fair value as at December 31, 2004. The Company has written down the remaining value of $68,787 (RMB570,000) due to the impairment of the sustainability of the ESL project as at December 31, 2005. This represents management's best estimate of the fair value and actual results could differ from this estimate.

8. BUSINESS ACQUISITIONS

[ii] **CEN Smart Networks Ltd.**

In June 2005, the Company invested $199,070 [2004: $484,000] in cash to maintain its existing 90% ownership of CEN Smart.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY AND EQUIPMENT

	Cost $	Accumulated amortization $	Net book value $
March 31, 2006			
Computer equipment	**155,323**	**134,383**	**20,940**
Software	**70,398**	**70,398**	**-**
Office equipment	**44,080**	**23,303**	**20,777**
Motor vehicles	**380,271**	**129,323**	**250,948**
Website development costs	**1,686,173**	**-**	**1,686,173**
	2,336,245	**357,407**	**1,978,838**

	Cost $	Accumulated amortization $	Net book value $
December 31, 2005			
Computer equipment	150,699	127,558	23,141
Software	70,398	70,398	—
Office equipment	44,081	22,292	21,789
Motor vehicles	349,065	96,181	252,884
Website development costs	1,472,196	—	1,472,196
	2,086,439	316,429	1,770,010

10. GOODWILL

	March 31, 2006 $	December 31, 2005 $
Carrying amount	**2,713,310**	2,713,310

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

	March 31, 2006 $	December 31, 2005 $
Current		
Loan to officer [i]	8,911	-
Due from BDR Investments Ltd. [ii]	-	3,428
Sub-total	8,911	3,428
Long-term		
Due from Beijing Anli Information and Consulting Company ("Anli") [iii]	181,699	180,841
Total	190,610	184,269

[i] The loan is non-interest bearing. The officer paid off the loan on April 26, 2006.

[ii] BDR Investments Ltd. ("BDR") is controlled by a director/officer of the Company. The $3,428 was payment in advance related to office rent and parking. During the three month period ended March 31, 2006, the advance payment was applied to the office rent and parking.

[iii] Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $148,636 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. The loan was extended for an additional one year on October 28, 2004. As at December 31, 2004, the loan was collateralized by the shares of the Company.

On October 31, 2005, the loan was extended for an additional one-year term and is due on or before October 31, 2006. As at December 31, 2005, the loan is guaranteed of the repayment by two directors of the Company.

In addition, the Company advanced funds to Anli of $32,205 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004. The loan is due on demand and is non-interest bearing.

12. LOANS PAYABLE

	2006 $	**2005** $
Automobile loan [i]	22,247	25,566
Promissory note payable to Wild Coyote Securities, bearing interest at 2% per month compound [ii]	-	-
	22,247	25,566

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LOANS PAYABLE (cont'd)

[i] The loan is due on November 14, 2006 with interest bearing of 5.58% and secured by four automobiles with total value of RMB178,767 (2005: RMB 206,409) in China.

[ii] On March 16, 2004, the Company executed a full recourse promissory note payable to Wild Coyote Securities BVI, LC ("Wild Coyote Securities") in the amount of $500,000 bearing interest at 8% per annum, plus costs associated with the transaction. The promissory note was due on or before November 1, 2004. The Company was deemed to be in default as the amounts owing were not paid on or before the due date. In the event of default, at the option of the holder, all amounts under the promissory note become due and payable without notice or demand. Wild Coyote has full recourse against any real, personal, tangible or intangible assets of the Company and may pursue any legal remedies to ensure payment. If legal action occurs for collection of the note, the Company has agreed to pay all reasonable expenses, including legal and travel expenses.On April 27, 2005, Wild Coyote Securities extended the due date of the promissory note to January 1, 2006 and waived the right to recourse to January 1, 2006. Interest accrued at 2% compounded monthly. The Company paid off the principle and interest accrual on December 20, 2005.

13. SHARE CAPITAL

[a] Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b] Issued and outstanding

There are no preferred shares outstanding as at March 31, 2006 and December 31, 2005.

	Number of Common Shares	Amount $
Balance, December 31, 2004	30,580,492	21,261,749
Shares issued for cash by way of January private financing	1,048,655	490,548
Share issue costs incurred on January private financing	—	(2,995)
Warrant issue costs incurred on January private financing	—	(15,011)
Shares issued for cash by way of June private financing	1,140,000	460,494
Share issue costs incurred on June private financing	—	(2,706)
Warrant issue costs incurred on June private financing	—	(63,203)
Finder's fee on June private financing – cash	—	(20,109)
Finder's fee on June private financing – options and warrants	—	(14,249)
Repricing on warrants issued on January 17, 2005	—	(12,641)
Exercised options and warrants into shares – Nov & Dec 2005	88,000	62,872
Shares issued for cash by way of December private financing	2,036,938	1,405,148
Cash proceeds to be received for shares issued in December private financing	527,500	363,887
Share issue costs incurred on December private financing	—	(9,275)
Finder's fee on December private financing – cash	—	(29,111)
Warrant issue costs incurred on December private financing	—	(86,698)
Balance, December 31, 2005	35,421,585	23,788,700
Exercised options and warrants into shares – Jan to Mar 2006	350,555	389,946
Balance, March 31, 2006	**35,772,140**	**24,178,646**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. SHARE CAPITAL (cont'd)

During the year ended March 31, 2006, the following changes in issued share capital occurred:

[i] A total of 350,555 options and warrants were exercised during the three month period ended March 31, 2006. The exercise price is in the range of $0.55 (C$0.65) and $0.85 (C$1.00).

During the year ended December 31, 2005, the following changes in issued share capital occurred:

[i] The Company completed a private placement on December 20, 2005, consisting of 2,564,438 common shares at $0.6898 (C$0.8) per common share and 1,282,219 one year purchase warrants exercisable during the first 6 months after the issuance at $0.862 (C$1.00) and at $1.293 (C$1.50) from the seventh to the twelfth month after the issuance. Gross proceeds were $1,769,035. As at December 31, 2005 $1,405,148 in cash was received. The balance was received in January and March 2006. The fair market value of the warrants was $86,699 (C$100,543) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.56%; (ii) expected volatility of 65.21%; an estimated life of 0.5 years and (iv) and expected dividend rate of 0%.

The Company agreed to pay a finder's fee of $29,111 (C$33,760) in connection with the private placement.

[ii] The Company completed a private placement on June 16, 2005, consisting of 1,140,000 common shares at $0.4039 (C$0.5) per common share and 1,140,000 purchase warrants exercisable at $0.525 (C$0.65) per warrant for total gross proceeds of $460,494. The Company incurred share issue costs of $2,706. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire one and a half years after issue. The fair market value of the warrants was $63,203 (C$78,233) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.5 years and (iv) and expected dividend rate of 0%.

The Company agreed to pay a finder's fee of $20,109 (C$24,850) in cash in connection with the private placement. The Company also granted the right to a broker to purchase 100,500 units at a price of $0.4039 (C$0.5). Each unit consists of one common share in the capital of the Company and one share purchase warrant. Each warrant is exercisable for one additional common share at any time on or before December 16, 2006 at a price of $0.525 (C$0.65) per warrant share. The fair market value of the common shares was $8,677 (C$10,741) and the fair market value of warrants was $5,572 (C$6,897) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.5 years and (iv) and expected dividend rate of 0%.

On June 3, 2005, the Company repriced 481,926 warrants issued on January 14, 2005, in connection with a private placement of 1,048,655 units, each unit consisting of one common share and one half of one warrant. The exercise price of the warrant was repriced from $0.936 (C$1.14) to $0.577 (C$0.72). The repricing applied to all warrants, with the exception of an aggregate total of 42,401 warrants issued to insiders. The total adjustments of repricing were $12,641 (C$15,913) based on the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.16%; (ii) expected volatility of 54.01%; an estimated life of 1.46 years and (iv) and expected dividend rate of 0%.

[iii] The Company completed a private placement on January 17, 2005, consisting of 1,048,655 common shares and 524,327 purchase warrants exercisable at $0.468 (C$0.57) for total gross proceeds of $490,548. The Company incurred share issue costs of $2,995. The share purchase warrants are convertible to common shares at a ratio of 0.5:1 and expire two years after issue. The $15,011 fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model include: (i) Risk free interest rate of 3.02%; (ii) expected volatility of 52.75%; an estimated life of 2 years and (iv) and expected dividend rate of 0%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. SHARE CAPITAL (cont'd)

[c] Stock options

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee's employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

In 2005, the Company granted 1,815,500 stock options to its directors, employees and consultants with a weighted average exercise price of $0.65 (C$0.77) per option, being the fair market value of the underlying stock at the time of the grant. The options vest from February 15, 2005 to October 20, 2009 and have a five year term.

A summary of the status of the Company's stock options plans is as follows:

	March 31, 2006			December 31, 2005		
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $
Outstanding, beginning of year	3,164,900	0.66	0.89	2,112,400	0.67	1.02
Granted	-	-	-	1,815,500	0.65	0.77
Forfeited	-	-	-	(130,000)	0.76	0.97
Exercised	-	-	-	(83,000)	0.40	0.50
Expired	(17,500)	0.40	0.50	(550,000)	0.67	1.05
Outstanding, end of period	3,147,400	0.66	0.89	3,164,900	0.66	0.89
Exercisable, end of period	1,516,980	0.63	0.91	1,491,980	0.63	0.91

13. SHARE CAPITAL (cont'd)

[d] Warrants

The following table summarizes the status of the Company's share purchase warrants outstanding as follows:

Price	Expiry date	Balance December 31, 2005	Issued	Exercised	Balance March 31 2006
$0.64 (C$0.85)	January 8, 2006	200,000	-	-	
$0.74 (C$1.00)	April 21, 2006	475,850	-	(55,000)	**420,820**
$0.58– 0.94 (C$0.72-1.14)	January 17, 2007	524,327	-	(21,930)	**502,397**
$0.53 (C$0.65)	December 16, 2006	1,235,500	-	(215,500)	**1,020,000**
$1.00 (C$0.86)	June 20, 2006	1,282,219	-	(40,625)	**1,241,594**
		3,717,896	-	(333,055)	**3,384,841**

14. STOCK BASED COMPENSATION

The fair value of each option granted is estimated on t-he grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

	March 31, 2006 $	December 31, 2005 $
Risk-free interest rate	**4.0%**	3.55%
Dividend yield	**0%**	0%
Expected volatility	**71%**	55%
Expected life	**4 years**	2.5 years

For the three-month period ended March 31, 2006, the Company incurred non-cash stock-based compensation expense of $8,296 related to 25,000 stock options granted to a consultant.

The weighted average fair value of an option granted during three month period ended March 31, 2006 was $0.3318.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. DISCONTINUED OPERATIONS

On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.06 million (C$1.2 million). The Company received $703,860 (C$830,000) cash on May 15, 2006 and a one year secured promissory note of $351,930 (C$370,000). As at December 31, 2005, the assets disposed consisted primarily of inventories, investment in book projects and equipment. The majority of the liabilities were tax expenses.

Pursuant to CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the Consolidated Financial Statements of the Company have been reclassified to reflect the discontinued operations of NEB. Accordingly, revenues, costs and expenses, assets and liabilities, and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Deficit, Consolidated Balance sheets, and Consolidated Cash Flow Statements. The net operating results, net assets and net cash flows of this division have been reported as "Discontinued Operations".

Please see below the summarized financial information for the Company's discontinued operations for the three months period ended March 31, 2006 and 2005:

NORTHERN EDUCATION BOOKS LTD.

Balance Sheets as at March 31, 2006 and December 31, 2005
- Discontinued Operations (Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended 31-Mar-06 (Unaudited)	Year ended 31-Dec-05 (Audited)
	$	$
ASSETS		
Current		
Cash	48,156	395,527
Accounts receivable	452,668	113,686
Inventory	3,066	3,766
Prepaid expenses & deposits	822	2,478
Current assets of discontinued operations	504,712	515,457
Investment in book projects	177,401	176,563
Equipment	1,127	1,313
Goodwill	895,743	895,743
Non-current assets of discontinued operations	1,074,271	1,073,619
Total assets of discontinued operations	1,578,983	1,589,076
LIABILITIES		
Current		
Accounts payable and accrued liabilities	351,666	331,209
Income tax payable	777,486	774,820
Total liabilities of discontinued operations	1,129,152	1,106,029

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. DISCONTINUED OPERATIONS (cont'd)

NORTHERN EDUCATION BOOKS LTD.

Consolidated Statements of Operations and Deficit for three months ended March 31, 2006 and 2005 - Discontinued Operations (Prepared by Management)

	Three months ended	
(Expressed in U.S. Dollars)	31-Mar-06 (Unaudited)	31-Mar-05 (Unaudited)
	$	$
REVENUE		
Sales	2,141	200,544
Cost of sales	(1,585)	(172,162)
Gross profit	556	28,382
EXPENSES		
General and administrative	21,779	21,478
Sales and marketing	4,968	3,124
Amortization	187	176
	26,934	24,778
Profit (loss) before other earnings (expense) and income taxes	(26,378)	3,604
Other earnings (expense)		
Foreign exchange gain	-	21
Interest income	42	(1)
Interest expense	(14)	(8)
	28	12
Income (loss) before taxes and non-controlling interest	(26,350)	3,616
Income tax expense	-	-
Net (loss) profit before non-controlling interest	(26,350)	3,616
Profit (loss) per share - basic and diluted		
Profit (loss) from discontinued operations	(0.0007)	0.0001
Basic and diluted, weighted average number of shares outstanding	35,493,309	28,666,764

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. DISCONTINUED OPERATIONS (cont'd)

Consolidated Statements of Operations and Deficit for three months ended March 31, 2006 and 2005 - Discontinued Operations (Prepared by Management)

	Three months ended	
	31-Mar-06	31-Mar-05
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)
	$	$
OPERATING ACTIVITIES		
Net loss from discontinued operations	(26,350)	3,616
Items not involving use of cash:		
Amortization	187	176
Unrealized foreign exchange loss	(6,867)	-
	(33,030)	3,792
Changes in non-cash operating working capital		
Accounts receivable	(338,982)	91,325
Inventory	700	(8,669)
Prepaid expenses and deposits	1,656	1,810
Accounts payable & accrued liabilities	20,457	(47,335)
Tax payable	2,666	-
Cash (used in) provided by operating activities of discontinued operations	(346,533)	40,923
INVESTING ACTIVITIES		
Investment in book projects	(838)	-
Cash used in investing activities of discontinued operations	(838)	-
Net cash (outflow) inflow	(347,371)	40,923
Cash, beginning of period	395,527	507,066
Cash, end of period	48,156	547,989

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. FINANCIAL INSTRUMENTS

The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company's major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

17. SUBSEQUENT EVENTS

On April 25, 2006, the Company announced the sale of Northern Education Books Ltd. for $1.2 million CDN, $830,000 CDN payable in cash and the balance secured by a one year promissory note.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENTED INFORMATION

The Company has one reporting segment and its head office is located in Vancouver, British Columbia. The operations of the company are primarily in two geographic areas: Canada and China.

Segmented information by geographic areas is as follows for three months ended March 31, 2006:
(Prepared by Management)

	China	Canada	Total
	$	$	$
Revenues	321,625	-	321,625
Gross profit	133,577	-	133,577
Amortization	(40,511)	(467)	(40,978)
Interest revenue	2,403	3,870	6,273
Interest expenses	(1,835)	(224)	(2,059)
Other expenses	(89,646)	(263,410)	(353,056)
Profit (loss) before taxes, non-controlling interest and discontinued operations	3,988	(260,231)	(256,243)
			-
Income tax expense	(105)	-	(105)
Profit (loss) before non-controlling interest and discontinued operations	3,883	(260,231)	(256,348)
Non-controlling interest	(72)	-	(72)
Profit (loss) before discontinued operations	3,811	(260,231)	(256,420)
Loss from discontinued operations	(26,350)	-	(26,350)
Loss for the period	(22,539)	(260,231)	(282,770)
Assets employed			
Goodwill	2,713,310	-	2,713,310
Property and equipment	1,771,327	520	1,771,847
Total assets	9,387,119	1,310,089	10,697,208

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENTED INFORMATION (cont'd)

Segmented information by geographic areas is as follows for three months ended March 31, 2005:
(Prepared by Management)

	China	Canada	Total
	$	$	$
Revenues	467,855	-	467,855
Gross profit	93,006	-	93,006
Amortization	(14,856)	(417)	(15,273)
Interest revenue	13,849	-	13,849
Interest expenses	(62)	(21,474)	(21,536)
Other expenses	(145,463)	(129,234)	(274,697)
Loss before taxes, non-controlling interest and discontinued operations	(53,526)	(151,125)	(204,651)
Income tax expense	(185)	-	(185)
Loss before non-controlling interest and discontinued operations	(53,711)	(151,125)	(204,836)
Non-controlling interest	10,480	-	10,480
Loss before discontinued operations	(43,231)	(151,125)	(194,356)
Profit from discontinued operations	3,616	-	3,616
Loss for the period	(39,615)	(151,125)	(190,740)
Assets employed			
Goodwill	2,713,310	-	2,713,310
Property and equipment	553,896	1,161	555,057
Total assets	7,917,624	320,911	8,238,535

CHINA EDUCATION RESOURCES INC.
(formerly China Ventures Inc.)

Interim Consolidated Financial Statements
(Expressed in United States Dollars)

Six months ended June 30, 2006

Prepared by Management (not audited or reviewed by external auditors)

See Notice to Reader

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of China Education Resources Inc. consisting of the interim consolidated Balance Sheet as at June 30, 2006 and the consolidated Statement of Operations and Deficit and consolidated Statement of Cash Flows for six months ended June 30, 2006 both for continuing operations and discontinued operations. Please note the interim financial statements have not been reviewed or audited by external auditors.

China Education Resources Inc. (formerly China Ventures Inc.)

Balance Sheets as at June 30, 2006 and December 31, 2005
(Prepared by Management)

(Expressed in U.S. Dollars)	Six months ended 30-Jun-06 (Unaudited)	Year ended 31-Dec-05 (Audited)
	$	$
ASSETS		
Current		
Cash (note 4)	3,625,052	2,813,802
Accounts receivable (note 5 & 6)	914,282	1,551,314
Due from related parties (note 10)	-	3,428
Inventory	96,761	150,329
Prepaid expenses & deposits	114,440	40,669
Assets of discontinued operations (note 14)	-	515,457
Total current assets	4,750,535	5,074,999
Due from related parties (note 10)	182,352	180,841
Long term other receivable (note 5)	952,979	945,081
Assets of discontinued operations (note 14)	-	1,073,619
Future income tax asset	141,148	141,148
Property and equipment (note 8)	2,253,320	1,770,010
Goodwill (note 9)	2,713,310	2,713,310
Total assets	10,993,644	11,899,008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	1,213,781	2,370,958
Income tax payable	1,883,642	1,821,112
Liabilities of discontinued operations (note 14)	-	1,106,029
Loans payable (note 11)	18,885	25,566
Total current liabilities	3,116,308	5,323,665
Non-controlling interest	730,224	778,120
Total liabilities	3,846,532	6,101,785
Shareholders' equity		
Share capital (note 12)	25,515,525	23,788,700
Contributed surplus (note 12 & 13)	1,488,259	621,127
Cumulative translation adjustment	27,442	(21,497)
Deficit	(19,884,114)	(18,591,107)
Total shareholders' equity	7,147,112	5,797,223
Total liabilities and shareholders' equity	10,993,644	11,899,008

See accompanying notes to consolidated financial statements.

China Education Resources Inc. (formerly China Ventures Inc.)

Consolidated Statements of Operations and Deficit for six months ended June 30, 2006 and 2005
(Prepared by Management)

	Three months ended		Six months ended	
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
REVENUE				
Sales	24,577	47,735	346,202	515,590
Cost of sales	126,141	176,578	314,189	551,427
Gross profit (loss)	(101,564)	(128,843)	32,013	(35,837)
EXPENSES				
General and administrative	366,743	372,445	677,516	631,795
Sales and marketing	30,622	2,642	64,435	5,284
Amortization (note 8)	42,521	15,089	83,499	30,362
Bad debts	16,843	-	16,843	-
Stock-based compensation (note 13)	858,835	3,807	867,131	16,849
	1,315,564	393,983	1,709,424	684,290
Profit before other earnings (expense) and income taxes	(1,417,128)	(522,826)	(1,677,411)	(720,127)
Other earnings (expense)				
Foreign exchange gain	18,965	2,518	18,791	2,855
Interest income	43,963	13,029	50,236	26,878
Interest expense	(606)	(20,601)	(2,665)	(42,137)
	62,322	(5,054)	66,362	(12,404)
Loss before taxes, non-controlling interest and discontinued operations	(1,354,806)	(527,880)	(1,611,049)	(732,531)
Current income tax expense	(567)	(93)	(672)	(278)
Loss before non-controlling interest and discontinued operations	(1,355,373)	(527,973)	(1,611,721)	(732,809)
Non-controlling interest - share of loss	47,968	106,931	47,896	117,411
Net loss from continuing operations	(1,307,405)	(421,042)	(1,563,825)	(615,398)
Net profit (loss) from discontinued operations (note 14)	26,350	(175,442)	-	(171,826)
Gain on the sale of NEB (note 14)	270,818	-	270,818	-
Loss for the period	(1,010,237)	(596,484)	(1,293,007)	(787,224)
Deficit, beginning of period	(18,873,877)	(18,071,424)	(18,591,107)	(17,880,684)
Deficit, end of period	(19,884,114)	(18,667,908)	(19,884,114)	(18,667,908)
Loss(gain) per share - basic and diluted				
Loss from continuing operations	0.0287	0.0133	0.0358	0.0194
Loss(gain) from discontinued operations	(0.0007)	0.0055	-	0.0054
Loss for the period	0.0280	0.0188	0.0358	0.0248
Basic and diluted, weighted average number of shares outstanding	36,094,026	31,630,933	36,094,026	31,630,933

See accompanying notes to consolidated financial statements.

China Education Resources Inc. (formerly China Ventures Inc.)

Consolidated Statements of Operations and Deficit for six months ended June 30, 2006 and 2005
(Prepared by Management)

	Three months ended		Six months ended	
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
OPERATING ACTIVITIES				
Net loss from continuing operations	(1,036,587)	(421,042)	(1,293,007)	(615,398)
Items not involving use of cash:				
Amortization	42,521	15,089	83,499	30,362
Stock based compensation	858,835	3,807	867,131	16,849
Foreign exchange gain on sale of NEB	(19,121)	-	(19,121)	-
Unrealized foreign exchange loss	37,105	-	48,939	-
Gain on sale of NEB	(270,818)	-	(270,818)	-
Provision of bad debts	16,843	-	16,843	-
Non-controlling interest	(47,968)	(106,931)	(47,896)	(117,411)
	(419,190)	(509,077)	(614,430)	(685,598)
Changes in non-cash operating working capital				
Accounts receivable	399,581	(108,758)	994,837	(278,614)
Inventory	(58,415)	5,666	53,568	79,514
Prepaid expenses and deposits	29,417	26,048	(73,771)	22,610
Accounts payable & accrued liabilities	29,551	134,204	(1,157,177)	(354,623)
Tax payable	52,909	-	62,530	-
Cash provided by (used in) operating activities	33,853	(451,917)	(734,443)	(1,216,711)
INVESTING ACTIVITIES				
Advances to employees	8,911	-	-	-
Purchase of property and equipment	(317,002)	(257,273)	(566,809)	(399,511)
Proceeds on sale of NEB	722,981	-	722,981	-
Interest earned on promissory note	27,288	-	27,288	-
Promissory note for proceeds on sale of NEB	(351,930)	-	(351,930)	-
Advances to related parties	(653)	(2,963)	1,917	(45,587)
Loan receivable	(3,413)	(63,726)	(7,898)	(63,726)
Cash provided by (used in) investing activities	86,182	(323,962)	(174,451)	(508,824)
FINANCING ACTIVITIES				
Issue of common shares	1,501,887	422,687	1,726,825	913,235
Repayment of automobile loan	(3,362)	-	(6,681)	-
(Repayment of) proceeds from promissory note		(63,951)	-	(304,885)
Cash provided by financing activities	1,498,525	358,736	1,720,144	608,350
Net cash inflow	1,618,560	(417,143)	811,250	(1,117,185)
Cash, beginning of period	2,006,492	1,019,308	2,813,802	1,719,350
Cash, end of period	3,625,052	602,165	3,625,052	602,165

Please refer to note 14 for the cash flow detail of the discontinued operations and see accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

China Education Resources Inc. with its subsidiaries ("China Education" or the "Company"), primarily develops and distributes educational textbooks and materials to bookstores and schools in China. The Company focuses on three subject areas; kindergarten curriculum development, psychology, and information technology. The Company also provides training services to educational establishments. The Company is currently developing an education internet portal which will provide educational content to its users.

The Company was incorporated under the laws of the *Company Act, British Columbia* on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These unaudited interim consolidated financial statements do not include all the disclosures required by Canadian generally accepted accounting principles and therefore should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2005. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of the Company's business.

These consolidated financial statements are presented in United States dollars.

Going concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $1,293,007 for the six months period ended June 30, 2006 compared to a net loss of $787,224 (including losses on continuing operations of $615,398 and discontinued operations of $171,826) for the same period previous year.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of application as set out in note 2 of the Consolidated Financial Statements for the year ended December 31, 2005.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Financial Instruments

The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company's major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the period.

a) Discontinued Operations

On May 15, 2006 the Company finalized the disposition of one of its wholly owned Chinese subsidiaries, NEB. In accordance with CICA Handbook Section 3475 its financial position, results of operations and cash flows have been presented as discontinued operations (see Note 15).

4. CASH

	June 30, 2006	December 31, 2005
	$	$
CDN dollar bank account	**2,777,756**	702,680
USD dollar bank account	**210,398**	18,785
Chinese RMB bank account	**636,898**	2,092,337
Total	**3,625,052**	2,813,802

[i] Chinese RMB bank account represented the local currency of RMB 5,099,305 [2005: RMB 17,024,024].

5. ACCOUNTS RECEIVABLE

	June 30, 2006	December 31, 2005
	$	$
Trade receivables	**183,282**	965,931
Other receivables [i]	**379,070**	221,496
Promissory note	**351,930**	-
Proceeds to be received for the private placement issued on December 20, 2005	-	363,887
Total current accounts receivable	**914,282**	1,551,314
Long-term receivable		
Loan due from Shenshi Education Service Company ("Shenshi") [ii]	**952,979**	945,081
Total	**1,867,261**	2,496,395

[i] Other receivables includes $13,252 [2005 - $13,142], representing the current portion of loans to employees [note 6].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE (cont'd)

[ii] Shenshi is a non-related business partner of one of the Chinese subsidiaries. The loan due from Shenshi is non interest bearing as at December 31, 2005. The total loan was RMB 7,630,000 as at December 31, 2005, including RMB 1,320,000 which was advanced in June 2005 and due on June 14, 2006, RMB 2,340,000 which was advanced in August 2005 and due on August 9, 2006 and RMB 3,970,000 which was advanced in September 2004 for one year term with 10% interest. The term of the loan was extended to September 19, 2006. As at December 31, 2004, the loan was collateralized by shares of the Company. As at December 31, 2005, the loan is guaranteed of the repayment by two directors of the Company.

6. LOANS TO EMPLOYEES

The Company has advanced loans to employees to assist with automobile purchases. In return, the employees are required to service the Company for five years. The amounts are non-interest bearing, repayable over 60 months and are collateralized by the automobiles. As at June 30, 2006 the total loan due from employees was $13,252 which was included in other current receivable (2005: $13,142).

7. BUSINESS ACQUISITIONS

CEN Smart Networks Ltd.

In June 2005, the Company invested $199,070 [2006: $Nil] in cash to maintain its existing 90% ownership of CEN Smart.

8. PROPERTY AND EQUIPMENT

	Cost $	**Accumulated amortization** $	**Net book value** $
June 30, 2006			
Computer equipment	**157,660**	**141,157**	**16,503**
Software	**70,398**	**70,398**	**-**
Office equipment	**49,120**	**24,364**	**24,756**
Motor vehicles	**380,383**	**164,008**	**216,375**
Website development costs	**1,995,686**	**-**	**1,995,686**
	2,653,247	**399,927**	**2,253,320**

	Cost $	Accumulated amortization $	Net book value $
December 31, 2005			
Computer equipment	150,699	127,558	23,141
Software	70,398	70,398	—
Office equipment	44,081	22,292	21,789
Motor vehicles	349,065	96,181	252,884
Website development costs	1,472,196	—	1,472,196
	2,086,439	316,429	1,770,010

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. GOODWILL

	June 30, 2006 $	December 31, 2005 $
Carrying amount	**2,713,310**	2,713,310

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

	June 30, 2006 $	December 31, 2005 $
Current		
Due from BDR Investments Ltd. [i]	-	3,428
Sub-total	-	3,428
Long-term		
Due from Beijing Anli Information and Consulting Company ("Anli") [ii]	182,352	180,841
Total	182,352	184,269

[i] BDR Investments Ltd. ("BDR") is controlled by a director/officer of the Company. The $3,428 was payment in advance related to office rent and parking as at December 31, 2005.

[ii] Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $148,636 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. The loan was extended for an additional one year on October 28, 2004. As at December 31, 2004, the loan was collateralized by the shares of the Company.

On October 31, 2005, the loan was extended for an additional one-year term and is due on or before October 31, 2006. As at December 31, 2005, the loan is guaranteed of the repayment by two directors of the Company.

In addition, the Company advanced funds to Anli of $32,205 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004. The loan is due on demand and is non-interest bearing.

11. LOANS PAYABLE

	June 30, 2006 $	December 31. 2005 $
Automobile loan [i]	18,885	25,566
	18,885	25,566

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LOANS PAYABLE (cont'd)

[i] The loan is due on November 14, 2006 and bears interest of 5.58% and is secured by four automobiles with total value of RMB178,767 (2005: RMB 206,409) in China.

12. SHARE CAPITAL

[a] Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b] Issued and outstanding

There are no preferred shares outstanding as at June 30, 2006 and December 31, 2005.

	Number of Common Shares	Amount $
Balance, December 31, 2004	30,580,492	21,261,749
Shares issued for cash by way of January private financing	1,048,655	490,548
Share issue costs incurred on January private financing	—	(2,995)
Warrant issue costs incurred on January private financing	—	(15,011)
Shares issued for cash by way of June private financing	1,140,000	460,494
Share issue costs incurred on June private financing	—	(2,706)
Warrant issue costs incurred on June private financing	—	(63,203)
Finder's fee on June private financing – cash	—	(20,109)
Finder's fee on June private financing – options and warrants	—	(14,249)
Repricing on warrants issued on January 17, 2005	—	(12,641)
Exercised options and warrants into shares – Nov & Dec 2005	88,000	62,872
Shares issued for cash by way of December private financing	2,036,938	1,405,148
Cash proceeds to be received for shares issued in December private financing	527,500	363,887
Share issue costs incurred on December private financing	—	(9,275)
Finder's fee on December private financing – cash	—	(29,111)
Warrant issue costs incurred on December private financing	—	(86,698)
Balance, December 31, 2005	35,421,585	23,788,700
Exercised options and warrants into shares – Jan to Mar 2006	350,555	389,946
Exercised options and warrants into shares – Apr to Jun 2006	1,861,343[i]	1,336,879
Balance, June 30, 2006	**37,633,483**	**25,515,525**

[i] A total of 1,861,343 options and warrants were exercised during the three months period ended June 30, 2006. The exercise price is in the range of $0.55 (C$0.65) and $0.85 (C$1.00).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. SHARE CAPITAL (cont'd)

[c] Stock options

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee's employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

A summary of the status of the Company's stock options plans is as follows:

	June 30, 2006			December 31, 2005		
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $
Outstanding, beginning of year	**3,164,900**	**0.66**	**0.89**	**2,112,400**	**0.67**	**1.02**
Granted	**-**	**-**	**-**	**1,815,500**	**0.65**	**0.77**
Forfeited	**-**	**-**	**-**	**(130,000)**	**0.76**	**0.97**
Exercised	**(167,500)**	**0.40**	**0.50**	**(83,000)**	**0.40**	**0.50**
Expired				**(550,000)**	**0.67**	**1.05**
Outstanding, end of period	**2,997,400**	**0.67**	**0.91**	**3,164,900**	**0.66**	**0.89**
Exercisable, end of period	**1,968,230**	**0.66**	**0.95**	**1,491,980**	**0.63**	**0.91**

[d] Warrants

The following table summarizes the status of the Company's share purchase warrants outstanding as follows:

Price	Expiry date	Balance December 31, 2005	Expired	Exercised	Balance June 30, 2006
$0.64 (C$0.85)	January 8, 2006	200,000	(200,000)	-	-
$0.74 (C$1.00)	April 21, 2006	475,850	(84,850)	(391,000)	-
$0.58–0.94 (C$0.72-1.14)	January 17, 2007	524,327	-	(24,430)	**499,897**
$0.53 (C$0.65)	December 16, 2006	1,235,500	-	(645,500)	**590,000**
$1.00 (C$0.86)	June 20, 2006	1,282,218	-	(983,468)	**298,750**
		3,717,895	(284,850)	(2,044,398)	**1,388,647**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. STOCK BASED COMPENSATION

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for the three months period ended June 30, 2006.

	June 30, 2006 $	December 31, 2005 $
Risk-free interest rate	**4.17%**	3.55%
Dividend yield	**0%**	0%
Expected volatility	**98.8%**	55.0%
Expected life	**3.25 years**	2.50 years

For the three-month period ended June 30, 2006, the Company incurred non-cash stock-based compensation expense of $858,839 (C$983,283) related to 618,750 stock options previously granted to employees, directors and consultants which vested during the period.

The weighted average fair value of an option vested during three month period ended June 30, 2006 was $1.388 (C$1.5891).

14. DISCONTINUED OPERATIONS

On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.06 million (C$1.2 million). The Company received a cash payment of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195) on May 29, 2006. The balance is secured by a one year promissory note of $351,930 (C$400,000). The gain on sale of NEB was $270,818. Please see the table below for the sale of NEB.

April 25, 2006	US$
Net Assets	683,202
Goodwill	895,743
Total Assets	1,578,945
Total Liabilities	793,973
Total Net Assets	784,972
Gain on Sale	270,818
Total proceeds	1,055,790

As at December 31, 2005, the assets disposed consisted primarily of inventories, investment in book projects and equipment. The majority of the liabilities were tax expenses.

Pursuant to CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the Consolidated Financial Statements of the Company have been reclassified to reflect the discontinued operations of NEB. Accordingly, revenues, costs and expenses, assets and liabilities, and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Deficit, Consolidated Balance sheets, and Consolidated Cash Flow Statements. The net operating results, net assets and net cash flows of this division have been reported as "Discontinued Operations".

14. DISCONTINUED OPERATIONS (cont'd)

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Please see below the summarized financial information for the Company's discontinued operations for the six months period ended June 30, 2006 and 2005:

NORTHERN EDUCATION BOOKS LTD.

Balance Sheets as at June 30, 2006 and December 31, 2005
- Discontinued Operations (Prepared by Management)

(Expressed in U.S. Dollars)	Six months ended 30-Jun-06 (Unaudited)	Year ended 31-Dec-05 (Audited)
	$	$
ASSETS		
Current		
Cash	-	395,527
Accounts receivable	-	113,686
Inventory	-	3,766
Prepaid expenses & deposits	-	2,478
Current assets of discontinued operations	-	515,457
Investment in book projects	-	176,563
Equipment	-	1,313
Goodwill	-	895,743
Non-current assets of discontinued operations	-	1,073,619
Total assets of discontinued operations	-	1,589,076
LIABILITIES		
Current		
Accounts payable and accrued liabilities	-	331,209
Income tax payable	-	774,820
Total liabilities of discontinued operations	-	1,106,029

14. DISCONTINUED OPERATIONS (cont'd)

NORTHERN EDUCATION BOOKS LTD.

Consolidated Statements of Operations and Deficit for six months ended June 30, 2006 and 2005 - Discontinued Operations (Prepared by Management)

	Three months ended		Six months ended	
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
REVENUE				
Sales	-	140,681	-	341,225
Cost of sales	-	(294,412)	-	(466,574)
Gross profit	-	(153,731)	-	(125,349)
EXPENSES				
General and administrative	-	21,551	-	43,029
Sales and marketing	-	-	-	3,124
Amortization	-	176	-	352
	-	21,727	-	46,505
Profit (loss) before other earnings (expense) and income taxes	-	(175,458)	-	(171,854)
Other earnings (expense)				
Foreign exchange gain	-	(2)	-	(3)
Interest income	-	27	-	48
Interest expense	-	(9)	-	(17)
	-	16	-	28
Income (loss) before taxes and non-controlling interest	-	(175,442)	-	(171,826)
Income tax expense	-	-	-	-
Net (loss) profit before non-controlling interest	-	(175,442)	-	(171,826)
Profit (loss) per share - basic and diluted				
Profit (loss) from discontinued operations	-	(0.0055)	-	(0.0054)
Basic and diluted, weighted average number of shares outstanding	-	31,630,933	-	31,630,933

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. DISCONTINUED OPERATIONS (cont'd)

Consolidated Statements of Operations and Deficit for six months ended June 30, 2006 and 2005 - Discontinued Operations (Prepared by Management)

	Three months ended		Six months ended	
	30-Jun-06	30-Jun-05	30-Jun-06	30-Jun-05
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
OPERATING ACTIVITIES				
Net loss from discontinued operations	-	(175,442)	-	(171,826)
Items not involving use of cash:				
Amortization	-	176	-	352
Unrealized foreign exchange loss	-	-	-	-
	-	(175,266)	-	(171,474)
Changes in non-cash operating working capital				
Accounts receivable	-	(26,161)	-	65,164
Inventory	-	(6,879)	-	(15,548)
Prepaid expenses and deposits	-	604	-	2,414
Accounts payable & accrued liabilities	-	45,638	-	(1,697)
Tax payable	-	-	-	-
Cash (used in) provided by operating activities of discontinued operations	-	(162,064)	-	(121,141)
INVESTING ACTIVITIES				
Investment in book projects	-	-	-	-
Cash used in investing activities of discontinued operations	-	-	-	-
Net cash (outflow) inflow	-	(162,064)	-	(121,141)
Cash, beginning of period	-	547,989	-	507,066
Cash, end of period	-	385,925	-	385,925

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. SUBSEQUENT EVENTS

Working with the Ministry of Education and its Curriculum Development Center, the Company launched a nationwide test of its proprietary Online Teacher Training Program, the first of its kind in China. The 15 day program was officially sanctioned and funded by the MOE who selected the initial group of 10,000 teachers from 28 provinces who began training on August 5th through the Company's CERSP portal.

The initial response to the program was well beyond what the Company anticipated as there is a tremendous amount of interest and enthusiasm building in China. During the 15 day period the CERSP Portal received in excess of 2 million new articles and comments uploaded to the training platform adding valuable new resources. The training platform received in excess of 16 million hits during the training period. The Company, together with the MOE and CDC are currently evaluating the results of the online teacher training program and the Company is working to accelerate the Company's plans for the expansion of its infrastructure to accommodate the increasing need for the resources provided by the CERSP Portal.

The Company has no other reportable material events during the period.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENTED INFORMATION

The Company has one reporting segment and its head office is located in Vancouver, British Columbia. The operations of the company are primarily in two geographic areas: Canada and China.

Segmented information by geographic areas is as follows for six months ended June 30, 2006:
(Prepared by Management)

	China	Canada	Total
	$	$	$
Revenues	346,202	-	346,202
Gross profit	32,013	-	32,013
Amortization	(82,915)	(584)	(83,499)
Interest revenue	31,030	19,206	50,236
Interest expenses	(2,034)	(631)	(2,665)
Other expenses	(157,116)	(1,450,018)	(1,607,134)
Profit (loss) before taxes, non-controlling interest and discontinued operations	(179,022)	(1,432,027)	(1,611,049)
Income tax expense	(672)	-	(672)
Profit (loss) before non-controlling interest and discontinued operations	(179,694)	(1,432,027)	(1,611,721)
Non-controlling interest	47,896	-	47,896
Profit (loss) before extraordinary item	(131,798)	(1,432,027)	(1,563,825)
Gain on sale of NEB	270,818	-	270,818
Profit (loss) for the period	139,020	(1,432,027)	(1,293,007)
Assets employed			
Goodwill	2,713,310	-	2,713,310
Property and equipment	2,251,517	1,803	2,253,320
Total assets	7,716,302	3,277,342	10,993,644

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENTED INFORMATION (cont'd)

Segmented information by geographic areas is as follows for six months ended June 30, 2005:
(Prepared by Management)

	China	Canada	Total
	$	$	$
Revenues	515,590	-	515,590
Gross loss	(35,837)	-	(35,837)
Amortization	(29,713)	(649)	(30,362)
Interest revenue	26,878	-	26,878
Interest expenses	(37)	(42,100)	(42,137)
Other expenses	(274,897)	(376,176)	(274,697)
Loss before taxes, non-controlling interest and discontinued operations	(313,606)	(418,925)	(356,155)
Income tax expense	(278)	-	(278)
Loss before non-controlling interest and discontinued operations	(313,884)	(418,925)	(732,809)
Non-controlling interest	117,411	-	117,411
Loss before discontinued operations	(196,473)	(418,925)	(615,398)
Profit from discontinued operations	(171,826)	-	(171,826)
Loss for the period	(368,299)	(418,925)	(787,224)
Assets employed			
Goodwill	2,713,310	-	2,713,310
Property and equipment	796,312	929	797,241
Total assets	7,675,503	415,197	8,090,700

CHINA EDUCATION RESOURCES INC.
(formerly China Ventures Inc.)

Interim Consolidated Financial Statements
(Expressed in United States Dollars)

Nine months ended September 30, 2006

Prepared by Management (not audited or reviewed by external auditors)
See Notice to Reader

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of China Education Resources Inc. consisting of the interim consolidated Balance Sheet as at September 30, 2006 and the consolidated Statement of Operations and Deficit and consolidated Statement of Cash Flows for nine months ended September 30, 2006 both for continuing operations and discontinued operations. **Please note the interim financial statements have not been reviewed or audited by external auditors.**

China Education Resources Inc. (formerly China Ventures Inc.)

Balance Sheets as at September 30, 2006 and December 31, 2005

(Prepared by Management)

(Expressed in U.S. Dollars)	Nine months ended 30-Sep-06 (Unaudited)	Year ended 31-Dec-05 (Audited)
	$	$
ASSETS		
Current		
Cash (note 4)	2,594,440	2,813,802
Accounts receivable (note 5)	2,268,587	1,551,314
Due from related parties (note 11)	-	3,428
Inventory	135,538	150,329
Prepaid expenses & deposits	191,472	40,669
Assets of discontinued operations (note 15)	-	515,457
Total current assets	5,190,037	5,074,999
Loans to employees (note 6)	-	-
Due from related parties (note 11)	184,418	180,841
Long term other receivable (note 5)	963,774	945,081
Investment in ESL projects (note 7)	-	-
Assets of discontinued operations (note 15)	-	1,073,619
Future income tax asset	141,148	141,148
Property and equipment (note 9)	2,520,269	1,770,010
Goodwill (note 10)	2,713,310	2,713,310
Total assets	11,712,956	11,899,008
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	1,970,907	2,370,958
Income tax payable	1,980,262	1,821,112
Liabilities of discontinued operations (note 15)	-	1,106,029
Due to related parties (note 11)	-	-
Loans payable (note 12)	16,978	25,566
Total current liabilities	3,968,147	5,323,665
Non-controlling interest	730,427	778,120
Total liabilities	4,698,574	6,101,785
Shareholders' equity		
Share capital (note 13)	25,732,614	23,788,700
Contributed surplus (note 13 & 14)	1,797,684	621,127
Cumulative translation adjustment	70,934	(21,497)
Deficit	(20,586,850)	(18,591,107)
Total shareholders' equity	7,014,382	5,797,223
Total liabilities and shareholders' equity	11,712,956	11,899,008

See accompanying notes to consolidated financial statements.

China Education Resources Inc. (formerly China Ventures Inc.)

Consolidated Statements of Operations and Deficit for nine months ended September 30, 2006 and 2005

(Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended 30-Sep-06 (Unaudited)	Three months ended 30-Sep-05 (Unaudited)	Nine months ended 30-Sep-06 (Unaudited)	Nine months ended 30-Sep-05 (Unaudited)
	$	$	$	$
REVENUE				
Sales	1,038,696	3,805,913	1,384,898	4,321,503
Cost of sales	844,378	2,065,233	1,158,567	2,616,660
Gross profit	194,318	1,740,680	226,331	1,704,843
EXPENSES				
General and administrative	314,805	296,239	992,321	928,034
Sales and marketing	59,435	4,369	123,870	9,653
Amortization (note 9)	46,198	17,613	129,697	47,975
Bad debts	191	-	17,034	-
Stock-based compensation (note 13)	497,354	3,595	1,364,485	20,444
	917,983	321,816	2,627,407	1,006,106
(Loss) profit before other earnings (expense) and income taxes	(723,665)	1,418,864	(2,401,076)	698,737
Other earnings (expense)				
Foreign exchange (loss) gain	(2)	45,345	18,789	48,200
Interest income	21,691	21,289	71,927	48,167
Interest expense	(555)	(18,044)	(3,220)	(60,181)
	21,134	48,590	87,496	36,186
(Loss) gain before taxes, non-controlling interest and discontinued operations	(702,531)	1,467,454	(2,313,580)	734,923
Current income tax expense	(2)	(103)	(674)	(381)
Future income tax expense	-	-	-	-
(Loss) gain before non-controlling interest and discontinued operations	(702,533)	1,467,351	(2,314,254)	734,542
Non-controlling interest - share of (loss) gain	(203)	(341,479)	47,693	(224,068)
Net (loss) gain from continuing operations	(702,736)	1,125,872	(2,266,561)	510,474
Net profit (loss) from discontinued operations (note 15)	-	6,440	-	(165,386)
Gain on the sale of NEB (Note 15)	-	-	270,818	-
(Loss) gain for the period	(702,736)	1,132,312	(1,995,743)	345,088
Deficit, beginning of period	(19,884,114)	(18,667,908)	(18,591,107)	(17,880,684)
Deficit, end of period	(20,586,850)	(17,535,596)	(20,586,850)	(17,535,596)
(Loss) gain per share - basic and diluted				
(Loss) gain from continuing operations	(0.0191)	0.0310	(0.0619)	0.0140
Gain (loss) from discontinued operations	-	0.0001	-	(0.0045)
(Loss) gain for the period	(0.0191)	0.0311	(0.0619)	0.0095
Basic and diluted, weighted average number of shares outstanding	36,615,740	36,273,915	36,615,740	36,273,915

See accompanying notes to consolidated financial statements.

China Education Resources Inc. (formerly China Ventures Inc.)
Consolidated Statements of Operations and Deficit for nine months ended September 30, 2006 and 2005
(Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended 30-Sep-06 (Unaudited)	Three months ended 30-Sep-05 (Unaudited)	Nine months ended 30-Sep-06 (Unaudited)	Nine months ended 30-Sep-05 (Unaudited)
	$	$	$	$
OPERATING ACTIVITIES				
Net loss from continuing operations	(702,736)	1,125,872	(1,995,743)	510,474
Items not involving use of cash:				
Amortization	46,198	17,613	129,697	47,975
Stock based compensation	497,354	3,595	1,364,485	20,444
Foreign exchange gain on sale of NEB	-	-	(19,121)	-
Unrealized foreign exchange loss	43,492	-	92,431	-
Loss on disposal	-	8,530	-	8,530
Gain on sale of NEB	-	-	(270,818)	-
Provision of bad debts	191	-	17,034	-
Non-controlling interest	203	341,479	(47,693)	224,068
	(115,298)	1,497,089	(729,728)	811,491
Changes in non-cash operating working capital				
Accounts receivable	(1,354,497)	(1,871,236)	(359,660)	(2,149,850)
Related parties receivable	-	3,832	-	3,832
Inventory	(38,777)	107,608	14,791	187,122
Prepaid expenses and deposits	(77,032)	(74,632)	(150,803)	(52,022)
Accounts payable & accrued liabilities	757,126	1,624,004	(400,051)	1,269,381
Tax payable	96,620	-	159,150	-
Cash provided by (used in) operating activities	(731,858)	1,286,665	(1,466,301)	69,954
INVESTING ACTIVITIES				
Purchase of capital assets	(313,147)	(374,576)	(879,956)	(774,087)
Proceeds of capital assets	-	12,310	-	12,310
Proceeds on sale of NEB	-	-	722,981	-
Interest earned on promissory note	-	-	27,288	-
Promissory note for proceeds on sale of NEB	-	-	(351,930)	-
Investment in book and ESL projects	-	(1,496)	-	(1,496)
Advances to related parties	(2,066)	3,545	(149)	(42,042)
Long-term car loan receivable	(10,795)	(2,696)	(18,693)	(66,422)
Cash provided by (used in) investing activities	(326,008)	(362,913)	(500,459)	(871,737)
FINANCING ACTIVITIES				
Issue of common shares	29,161	(1,164)	1,755,986	912,071
Repayment of automobile loan	(1,907)	-	(8,588)	-
(Repayment of) proceeds from promissory note	-	(2,712)	-	(307,597)
Cash provided by financing activities	27,254	(3,876)	1,747,398	604,474
Net cash inflow	(1,030,612)	919,876	(219,362)	(197,309)
Cash, beginning of period	3,625,052	602,165	2,813,802	1,719,350
Cash, end of period	2,594,440	1,522,041	2,594,440	1,522,041

Please refer to note 15 for the cash flow detail of the discontinued operations and see accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

China Education Resources Inc., through its subsidiaries CEN Smart and its Chinese operating subsidiary, Today's Teacher Technology & Culture Ltd. (collectively, "China Education" or the "Company"), historically has developed and distributed educational textbooks and materials to bookstores and schools in China. The Company focused on three subject areas; kindergarten curriculum development, psychology, and information technology. The Company's current efforts and resources are focused on the development of an education internet portal which aims to provide online training, educational content and resources to its users. The internet portal, China Education Resources and Services Portal, www.cersp.com is targeted for use by schools, administrators, teachers, students and parents of the kindergarten to grade 12 sector.

The Company was incorporated under the laws of the *Company Act, British Columbia* on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These unaudited interim consolidated financial statements do not include all the disclosures required by Canadian generally accepted accounting principles and therefore should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2005. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of the Company's business.

These consolidated financial statements are presented in United States dollars.

Going concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $1,995,743 for the nine months period ended September 30, 2006 compared to a net profit of $345,088 (including profit on continuing operations of $510,474 and loss on discontinued operations of $165,386) for the same period previous year.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of application as set out in note 2 of the Consolidated Financial Statements for the year ended December 31, 2005.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the period.

a) Discontinued Operations

On May 15, 2006 the Company finalized the disposition of one of its wholly owned Chinese subsidiaries, NEB. In accordance with CICA Handbook Section 3475 its financial position, results of operations and cash flows have been presented as discontinued operations (see Note 15).

b) Adjustment to income taxes

In 2004, there was an under accrual of income taxes of $616,000 in connection with expenses incurred in China. The adjustments increased the total income tax expense and tax liability by $616,000 for the year ended December 31, 2004. Of this amount, $456,000 relates to NEB and has been recorded in discontinued operations (see Note 15) with the remaining $160,000 recorded in continuing operations. The 2004 financial statements have been restated for these adjustments.

4. CASH

	September 30, 2006	December 31, 2005
	$	$
CDN dollar bank account	**1,734,149**	702,680
USD dollar bank account	**173,830**	18,785
Chinese RMB bank account	**686,461**	2,092,337
Total	**2,594,440**	2,813,802

[i] Chinese RMB bank account represented the local currency of RMB 5,434,567 [2005: RMB 17,024,024].

5. ACCOUNTS RECEIVABLE

	September 30, 2006	December 31, 2005
	$	$
Trade receivables	**1,413,057**	965,931
Other receivables [i]	**503,600**	221,496
Promissory note	**351,930**	-
Proceeds to be received for the private placement issued on December 20, 2005	**-**	363,887
Total current accounts receivable	**2,268,587**	1,551,314
Long-term receivable		
Loan due from Shenshi Education Service Company ("Shenshi") [ii]	**963,774**	945,081
Total	**3,232,361**	2,496,395

[i] Other receivables includes $13,402 [2005 - $13,142], representing the current portion of loans to employees [note 6].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE (cont'd)

[ii] Shenshi is a non-related business partner of one of the Chinese subsidiaries. The loan due from Shenshi is RMB 7,630,000 and non interest bearing as at December 31, 2005. The loan was due September 19, 2006 and was further extended to September 30, 2007. The loan is collateralized by shares of the Company and as of December 31, 2005 was further guaranteed of repayment by two directors of the Company.

6. LOANS TO EMPLOYEES

The Company has advanced loans to employees to assist with automobile purchases. In return, the employees are required to service the Company for five years. The amounts are non-interest bearing, repayable over 60 months and are collateralized by the automobiles. As at September 30, 2006 the total loan due from employees was $13,402 which was included in other current receivable (2005: $13,142).

7. INVESTMENTS IN BOOK AND ESL PROJECTS

[i] On June 6, 2003, CEN Smart signed an agreement with Jilin Wales Trading Company ("Jilin Company") to invest $106,803 (RMB 870,000) in an ESL project. CEN Smart provided the funding of the research and the voice recognition technology for the ESL project. Jilin Company is responsible for the content, editing, software production, and distribution. The Company and Jilin Company agreed to cease work on the project because of deficiencies in the voice recognition technology. The Company had recorded a charge of $36,201 (RMB 300,000) reflecting the impairment of the investment to its fair value as at December 31, 2004. The Company has written down the remaining value of $68,787 (RMB570,000) due to the impairment of the sustainability of the ESL project as at December 31, 2005. This represents management's best estimate of the fair value and actual results could differ from this estimate.

8. BUSINESS ACQUISITIONS

[ii] CEN Smart Networks Ltd.

In June 2005, the Company invested $199,070 [2004: $484,000] in cash to maintain its existing 90% ownership of CEN Smart.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY AND EQUIPMENT

	Cost $	Accumulated amortization $	Net book value $
September 30, 2006			
Computer equipment	**165,183**	**148,400**	**16,783**
Software	**70,398**	**70,398**	**-**
Office equipment	**111,272**	**26,526**	**84,746**
Motor vehicles	**457,464**	**200,800**	**256,664**
Website development costs	**2,162,076**	**-**	**2,162,076**
	2,966,393	**446,124**	**2,520,269**

	Cost $	Accumulated amortization $	Net book value $
December 31, 2005			
Computer equipment	150,699	127,558	23,141
Software	70,398	70,398	—
Office equipment	44,081	22,292	21,789
Motor vehicles	349,065	96,181	252,884
Website development costs	1,472,196	—	1,472,196
	2,086,439	316,429	1,770,010

10. GOODWILL

	September 30, 2006 **$**	December 31, 2005 $
Carrying amount	**2,713,310**	2,713,310

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

	September 30, 2006 $	December 31, 2005 $
Current		
Due from BDR Investments Ltd. [i]	-	3,428
Sub-total	-	3,428
Long-term		
Due from Beijing Anli Information and Consulting Company ("Anli") [iii]	184,418	180,841
Total	184,418	184,269

[i] BDR Investments Ltd. ("BDR") is controlled by a director/officer of the Company. The $3,428 was payment in advance related to office rent and parking as at December 31, 2005.

[ii] Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $148,636 (RMB 1,200,000) to Anli. A loan agreement was signed and has been subsequently extended until September 30, 2007. The loan was collateralized by shares of the Company and as at December 31, 2005 was further guaranteed of repayment by two directors of the Company.

In addition, the Company advanced funds to Anli of $32,205 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004. The loan is due on demand and is non-interest bearing.

12. LOANS PAYABLE

	September 30, 2006 $	December 31, 2005 $
Automobile loan [i]	16,978	25,566
	16,978	25,566

[i] The loan is due on November 14, 2006 with interest bearing of 5.58% and secured by four automobiles with total value of RMB134,416 (2005: RMB 206,409) in China.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. SHARE CAPITAL

[a] Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000.000 preferred shares. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b] Issued and outstanding

There are no preferred shares outstanding as at September 30, 2006 and December 31, 2005.

	Number of Common Shares	Amount $
Balance, December 31, 2004	30,580,492	21,261,749
Shares issued for cash by way of January private financing	1,048,655	490,548
Share issue costs incurred on January private financing	—	(2,995)
Warrant issue costs incurred on January private financing	—	(15,011)
Shares issued for cash by way of June private financing	1,140,000	460,494
Share issue costs incurred on June private financing	—	(2,706)
Warrant issue costs incurred on June private financing	—	(63,203)
Finder's fee on June private financing – cash	—	(20,109)
Finder's fee on June private financing – options and warrants	—	(14,249)
Repricing on warrants issued on January 17, 2005	—	(12,641)
Exercised options and warrants into shares – Nov & Dec 2005	88,000	62,872
Shares issued for cash by way of December private financing	2,036,938	1,405,148
Cash proceeds to be received for shares issued in December private financing	527,500	363,887
Share issue costs incurred on December private financing	—	(9,275)
Finder's fee on December private financing – cash	—	(29,111)
Warrant issue costs incurred on December private financing	—	(86,698)
Balance, December 31, 2005	35,421,585	23,788,700
Exercised options and warrants into shares – Jan to Mar 2006	350,555	389,946
Exercised options and warrants into shares – Apr to Jun 2006	1,861,343	1,336,879
Exercised options and warrants into shares – Jul to Sep 2006	50,000	29,161
Exercised options and warrants adjustments	—	187,928
Balance, September 30, 2006	**37,683,483**	**25,732,614**

During the year ended September 30, 2006, the following changes in issued share capital occurred:

[i] A total of 350,555 options and warrants were exercised during the three months period ended March 31, 2006. The exercise price is in the range of $0.55 (C$0.65) and $0.85 (C$1.00).

[ii] A total of 1,861,343 options and warrants were exercised during the three months period ended June 30, 2006. The exercise price is in the range of $0.55 (C$0.65) and $0.85 (C$1.00).

[iii] A total of 50,000 warrants were exercised during the three months period ended September 30, 2006. The exercise price is $0.55 (C$0.65).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. SHARE CAPITAL (cont'd)

[c] Stock options

The Company has a stock option plan that allows it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee's employment.

During the period ended September 30, 2006 the Company granted an aggregate of 704,000 stock options with a weighted average exercise price of $0.94 (C$1.05) per option, being the fair market value of the underlying stock at the time of the grant. The options are exercisable for a five year term. Certain of the Company's existing options have vesting restrictions which range from February 15, 2005 to October 20, 2009.

A summary of the status of the Company's stock options plans is as follows:

	September 30, 2006			December 31, 2005		
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $
Outstanding, beginning of year	3,164,900	0.66	0.89	2,112,400	0.67	1.02
Granted	704,000	0.94	1.05	1,815,500	0.65	0.77
Forfeited	-	-	-	(130,000)	0.76	0.97
Exercised	(167,500)	0.40	0.50	(83,000)	0.40	0.50
Expired	(177,400)	0.58	0.82	(550,000)	0.67	1.05
Outstanding, end of period	3,524,000	0.72	0.93	3,164,900	0.66	0.89
Exercisable, end of period	2,590,663	0.74	0.98	1,491,980	0.63	0.91

13. SHARE CAPITAL (cont'd)

[d] Warrants

The following table summarizes the status of the Company's share purchase warrants outstanding as follows:

Price	Expiry date	Balance December 31, 2005	Expired	Exercised	Balance September 30, 2006
$0.64 (C$0.85)	January 8, 2006	200,000	(200,000)	-	-
$0.74 (C$1.00)	April 21, 2006	475,850	(84,850)	(391,000)	-
$0.58– 0.94 (C$0.72-1.14)	January 17, 2007	524,327	-	(24,430)	**499,897**
$0.53 (C$0.65)	December 16, 2006	1,235,500	-	(690,500)	**540,000**
$1.293 (C$1.50)	December 20, 2006	1,282,218	-	(983,468)	**298,750**
		3,717,895	(284,850)	(2,044,398)	**1,338,647**

14. STOCK BASED COMPENSATION

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions for the nine months ended September 30, 2006.

	September 30, 2006 $	December 31, 2005 $
Risk-free interest rate	**4.07%**	3.55%
Dividend yield	**0%**	0%
Expected volatility (range)	**85.0 – 92.0%**	55.0%
Expected life	**4.25 years**	2.50 years

For the three-month period ended September 30, 2006, the Company incurred non-cash stock-based compensation expense of $497,354 (C$557,721) related to 762,334 stock options granted to officers, directors and employees.

The weighted average fair value of an option granted during three month period ended September 30, 2006 was $0.652 (C$0.732).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. DISCONTINUED OPERATIONS

On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.06 million (C$1.2 million). The Company received cash of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195) on May 29, 2006. The remaining proceeds are secured by a one year promissory note of $351,930 (C$400,000). The gain on sale of NEB was $270,818. Please see the table below for the sale of NEB.

April 25, 2006	US$
Net Assets	683,202
Goodwill	895,743
Total Assets	1,578,945
Total Liabilities	793,973
Total Net Assets	784,972
Gain on Sale	270,818
Total proceeds	1,055,790

As at December 31, 2005, the assets disposed consisted primarily of inventories, investment in book projects and equipment. The majority of the liabilities were tax expenses.

Pursuant to CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the Consolidated Financial Statements of the Company have been reclassified to reflect the discontinued operations of NEB. Accordingly, revenues, costs and expenses, assets and liabilities, and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Deficit, Consolidated Balance sheets, and Consolidated Cash Flow Statements. The net operating results, net assets and net cash flows of this division have been reported as "Discontinued Operations".

Please see below the summarized financial information for the Company's discontinued operations for the nine months period ended September 30, 2006 and 2005:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NORTHERN EDUCATION BOOKS LTD.

Balance Sheets as at September 30, 2006 and December 31, 2005
- Discontinued Operations (Prepared by Management)

(Expressed in U.S. Dollars)	Nine months ended 30-Sep-06 (Unaudited)	Year ended 31-Dec-05 (Audited)
	$	$
ASSETS		
Current		
Cash	-	395,527
Accounts receivable	-	113,686
Inventory	-	3,766
Prepaid expenses & deposits	-	2,478
Current assets of discontinued operations	-	515,457
Investment in book projects	-	176,563
Equipment	-	1,313
Goodwill	-	895,743
Non-current assets of discontinued operations	-	1,073,619
Total assets of discontinued operations	-	1,589,076
LIABILITIES		
Current		
Accounts payable and accrued liabilities	-	331,209
Income tax payable	-	774,820
Total liabilities of discontinued operations	-	1,106,029

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. DISCONTINUED OPERATIONS (cont'd)

NORTHERN EDUCATION BOOKS LTD.

Consolidated Statements of Operations and Deficit for nine months ended September 30, 2006 and 2005 - Discontinued Operations (Prepared by Management)

	Three months ended		Nine months ended	
	30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
REVENUE				
Sales	-	74,086	-	415,311
Cost of sales	-	(59,318)	-	(525,892)
Gross profit	-	14,768	-	(110,581)
EXPENSES				
General and administrative	-	21,073	-	64,102
Sales and marketing	-	22	-	3,146
Amortization	-	220	-	572
	-	21,315	-	67,820
Profit (loss) before other earnings (expense) and income taxes	-	(6,547)	-	(178,401)
Other earnings (expense)				
Foreign exchange gain	-	12,917	-	12,914
Interest income	-	76	-	124
Interest expense	-	(6)	-	(23)
	-	12,987	-	13,015
Income (loss) before taxes and non-controlling interest	-	6,440	-	(165,386)
Income tax expense	-	-	-	-
Net (loss) profit before non-controlling interest	-	6,440	-	(165,386)
Profit (loss) per share - basic and diluted				
Profit (loss) from discontinued operations	-	0.0002	-	(0.0046)
Basic and diluted, weighted average number of shares outstanding	-	36,273,915	-	36,273,915

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. DISCONTINUED OPERATIONS (cont'd)

**Consolidated Statements of Operations and Deficit for nine months ended September 30, 2006 and 2005
- Discontinued Operations (Prepared by Management)**

	Three months ended		Nine months ended	
	30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
OPERATING ACTIVITIES				
Net loss from discontinued operations	-	6,440	-	(165,386)
Items not involving use of cash:				
Amortization	-	220	-	572
Unrealized foreign exchange loss	-	-	-	-
	-	6,660	-	(164,814)
Changes in non-cash operating working capital				
Accounts receivable	-	25,619	-	90,783
Inventory	-	40,203	-	24,655
Prepaid expenses and deposits	-	(24,145)	-	(21,731)
Accounts payable & accrued liabilities	-	(205)	-	(1,902)
Tax payable	-	-	-	-
Cash (used in) provided by operating activities of discontinued operations	-	48,132	-	(73,009)
INVESTING ACTIVITIES				
Purchase of equipment		(1,047)		(1,047)
Investment in book projects	-	(3,742)	-	(3,742)
Cash used in investing activities of discontinued operations	-	(4,789)	-	(4,789)
Net cash (outflow) inflow	-	43,343	-	(77,798)
Cash, beginning of period	-	385,925	-	507,066
Cash, end of period	-	429,268	-	429,268

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. FINANCIAL INSTRUMENTS

The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company's major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

17. SUBSEQUENT EVENTS

In the opinion of management, there are no material items since the end of the nine months ended September 30, 2006 that require further discussion than otherwise disclosed herein.

China Education Resources Inc. (formerly China Ventures Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENTED INFORMATION

The Company has one reporting segment and its head office is located in Vancouver, British Columbia. The operations of the company are primarily in two geographic areas: Canada and China.

Segmented information by geographic areas is as follows for nine months ended September 30, 2006:
(Prepared by Management)

	China	Canada	Total
	$	$	$
Revenues	1,384,898	-	1,384,898
Gross profit	226,331	-	226,331
Amortization	(128,976)	(721)	(129,697)
Interest revenue	34,381	37,546	71,927
Interest expenses	(2,217)	(1,003)	(3,220)
Other expenses	(20,945)	(2,187,158)	(2,208,103)
Profit (loss) before taxes, non-controlling interest and discontinued operations	108,574	(2,151,336)	(2,042,762)
Income tax expense	(674)	-	(674)
Profit (loss) before non-controlling interest and discontinued operations	107,900	(2,151,336)	(2,043,436)
Non-controlling interest	47,693	-	47,693
Profit (loss) before extraordinary item	155,593	(2,151,336)	(1,995,743)
Gain on sale of NEB	-	-	-
Profit (loss) for the period	155,593	(2,151,336)	(1,995,743)
Assets employed			
Goodwill	2,713,310	-	2,713,310
Property and equipment	2,516,958	3,311	2,520,269
Total assets	9,530,667	2,182,289	11,712,956

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. SEGMENTED INFORMATION (cont'd)

Segmented information by geographic areas is as follows for nine months ended September 30, 2005:
(Prepared by Management)

	China	Canada	Total
	$	$	$
Revenues	4,321,503	-	4,321,503
Gross profit	1,704,843	-	1,704,843
Amortization	(47,094)	(881)	(47,975)
Interest revenue	48,167	-	48,167
Interest expenses	(60)	(60,121)	(60,181)
Other expenses	(427,067)	(482,864)	(909,931)
Profit (loss) before taxes, non-controlling interest and discontinued operations	1,278,789	(543,866)	734,923
Income tax expense	(381)	-	(381)
Profit (loss) before non-controlling interest and discontinued operations	1,278,408	(543,866)	734,542
Non-controlling interest	(224,068)	-	(224,068)
Profit (loss) before discontinued operations	1,054,340	(543,866)	510,474
Loss from discontinued operations	(165,386)	-	(165,386)
Profit (loss) for the period	888,954	(543,866)	345,088
Assets employed			
Goodwill	2,733,217	-	2,733,217
Property and equipment	286,874	696	287,570
Total assets	10,790,797	400,835	11,191,632

China Education Resources Inc.

Interim Consolidated Financial Statements
(Expressed in United States Dollars)

Three months ended March 31, 2007

Prepared by Management (not audited or reviewed by external auditors)

See Notice to Reader

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of China Education Resources Inc. consisting of the interim consolidated Balance Sheet as at March 31, 2007 and the consolidated Statement of Operations and Deficit and consolidated Statement of Cash Flows for three months ended March 31, 2007 both for continuing operations and discontinued operations. Please note the interim financial statements have not been reviewed or audited by external auditors.

China Education Resources Inc.

CONSOLIDATED BALANCE SHEETS

[See note 1 - Basis of presentation]

As at (Expressed in U.S. Dollars)	31-Mar-07	31-Dec-06
	$	$
ASSETS		
Current		
Cash and Cash Equivalents (note 4)	1,837,566	2,562,771
Accounts receivable (note 5)	415,344	406,647
Due from related parties (note 10)	-	-
Inventory	149,097	151,200
Prepaid expenses & deposits	85,729	86,774
Total current assets	2,487,736	3,207,392
Due from related parties (note 10)	155,019	153,501
Long term other receivable (note 6)	569,703	582,190
Equipment and website development costs (note 8)	3,618,645	3,145,365
Goodwill (note 2)	2,802,128	2,802,128
Total assets	9,633,231	9,890,576
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	1,942,987	1,826,632
Income tax payable	1,561,559	1,587,791
Loans payable (note 11)	7,090	13,688
Total current liabilities	3,511,636	3,428,111
Future income tax liability	439,004	439,004
Long-term payable (note 7)	38,910	38,910
Total liabilities	3,989,550	3,906,025
Non-controlling interest	123,801	132,659
Commitments (note 9)	-	-
Shareholders' equity		
Share capital (note 12)	25,886,237	25,886,237
Contributed surplus (note 13)	1,077,978	999,965
Cumulative translation adjustment	150,629	125,184
Deficit	(21,594,964)	(21,159,494)
Total shareholders' equity	5,519,880	5,851,892
Total liabilities and shareholders' equity	9,633,231	9,890,576

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Ron Shon

William Calvin

China Education Resources Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the periods ended (Expressed in U.S. Dollars)	31-Mar-07	31-Mar-06
	$	$
REVENUE		
Sales	286,234	321,625
Cost of sales	85,295	188,048
Gross profit	200,939	133,577
EXPENSES		
Selling and General and administrative (note 10)	541,757	344,586
Amortization (note 8)	39,316	40,978
Stock-based compensation (note 13)	78,013	8,296
	659,086	393,860
Profit (loss) before other earnings (expense) and income taxes	(458,147)	(260,283)
Other income (expense)	13,819	4,040
(Loss) income before items listed below	(444,328)	(256,243)
Total income tax expense	-	(105)
Loss before non-controlling interest and discontinued operations	(444,328)	(256,348)
Non-controlling interest - share of (income) loss	8,858	(72)
Net loss from continuing operations	(435,470)	(256,420)
Gain (loss) from discontinued operations (note 14)	-	(26,350)
Loss for the period	(435,470)	(282,770)
Deficit, beginning of period	(21,159,494)	(18,591,107)
Deficit, end of period	(21,594,964)	(18,873,877)
Earnings (loss) per share - basic and diluted		
- Continuing operations	(0.0115)	(0.0072)
- Discontinued operations	-	(0.0007)
Loss for the period	(0.0115)	(0.0080)
Basic and diluted, weighted average number of shares outstanding	37,923,483	35,493,309

See accompanying notes to consolidated financial statements.

China Education Resources Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars)

For the periods ended	31-Mar-07	31-Mar-06
	$	$
OPERATING ACTIVITIES		
Net loss from continuing operations	(435,470)	(256,420)
Items not involving use of cash:		
Amortization	39,316	40,978
Loss on disposal - equipment	12,245	-
Stock based compensation	78,013	8,296
Non-controlling interest	(8,858)	72
	(314,754)	(207,074)
Changes in non-cash operating working capital		
Accounts receivable	3,790	595,256
Inventory	2,103	111,983
Prepaid expenses and deposits	1,045	(103,188)
Accounts payable & accrued liabilities	116,355	(1,186,728)
Income tax payable	(26,232)	9,621
Cash provided by (used in) operating activities	(217,693)	(780,130)
INVESTING ACTIVITIES		
Additions to equipment and website development cost	(524,841)	(249,807)
Advances to related parties	(1,518)	(6,341)
Loan receivable	-	(4,485)
Cash used in investing activities	(526,359)	(260,633)
FINANCING ACTIVITIES		
Issue of common shares	-	224,938
Repayment of automobile loan	(6,598)	(3,319)
Repayment of promissory note	-	-
Cash provided by financing activities	(6,598)	221,619
Exchange loss on cash and cash equivalents	25,445	11,834
Increase (decrease) in cash and cash equivalents	(725,205)	(807,310)
Cash and Cash equivalent beginning of period	2,562,771	2,813,802
Cash and Cash equivalent, end of period	1,837,566	2,006,492

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

China Education Resources Inc. with its subsidiaries ("China Education" or the "Company"), distributes educational textbooks and materials developed by the Company to bookstores and schools in China. During the fiscal year ended 2006, the Company began transitioning its business from its traditional textbook distribution business and began focusing all of its efforts and resources on the development of an education internet portal which will provide educational content, resources and training programs to its users.

The Company was incorporated under the laws of the *Company Act, British Columbia* on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Going concern

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $435,470 for the three month period ended March 31, 2007 [2006 - $282,770] and as at March 31, 2007 has an accumulated deficit of $21,594,964 , [March 31, 2006 - $18,873,877].

The Company's future business plan focuses on the operation of an internet education portal. The ability of the Company to continue as a going concern is dependant upon the Company's ability to successfully complete the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company's future business plan. The Company is currently reviewing its financing options in anticipation of raising additional capital during 2007. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries:

[i] CEN China Education Network Ltd. ("CEN Network"), which is wholly owned and is incorporated under the Company Act (British Columbia). This company is inactive.

[ii] China Education International Inc. and CEN China Education Overseas Corporation are wholly-owned and are incorporated in the British Virgin Islands. All companies are inactive.

[iii] CEN Smart Networks Ltd. ("CEN Smart"), a 90% owned subsidiary of CEN China Education Overseas Corporation, which was established in China on April 24, 2001.

[iv] Today's Teachers Technology & Culture Ltd. ("TTTC") as at the year ended December 31, 2006, a 100% wholly owned subsidiary of CEN Smart [note 7]. As at March 31, 2007, the Company's effective ownership

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

interest in TTTC is 90%.

[v] Northern Education Books Ltd.("NEB") was acquired on September 26, 2003 which was an 80% owned subsidiary of CEN Smart until its sale on April 25, 2006 [note 14].

All significant intercompany transactions and balances have been eliminated.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. Actual results could differ from these estimates. The most significant estimates included in these consolidated financial statements are the valuation of website development cost, future income tax assets, accounts receivable provision and impairment assessments of website development cost and goodwill. Actual results could differ from the estimates used.

The company is currently focused on developing an education internet portal which aims to provide online training, educational content and resources to its users. Management currently expect the portal business will generate the majority of the company's revenue in the near future. The recoverability of website development cost and management assessment that goodwill is not impaired is currently supported by management's best estimate of projected cash flows from the new portal business. Because the internet portal business has not yet reached commercial stage, the actual results are highly uncertain and could differ significantly from management's estimates resulting in significant adjustment to the carrying value of website & internet portal and goodwill.

Cash and Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management's assessment of the credit history with the customer and current relationships with them.

Inventory

Inventories, which consist of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Equipment

Capital assets are recorded at cost. Amortization is provided for over the estimated useful life of the assets commencing when the asset is brought into use, using the following method and annual rates:

Computer equipment	2 – 5 years straight line
Software	2 years straight line
Office equipment	5 years straight line
Motor vehicles	3 - 5 years straight line

Website development costs are expensed as incurred unless they meet specific Canadian GAAP criteria for capitalization. Capitalized website development costs are recorded at cost, net of cost recovery from incidental revenues and are amortized when brought into use over the expected useful life on a straight line basis.

An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of an asset are less than the carrying value of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate rate. All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase ("negative goodwill"), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill will be expensed in the period of impairment.

Revenue recognition

Sales from product sales are recognized when title and risk are transferred and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Sales from distribution and consulting services are recognized when services are rendered and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods. Sales from distribution and consulting services are not material.

Interest income is recognized when earned.

Foreign currency translation

The Company's reporting currency is the US dollar. All of the Company's operating subsidiaries are located in China. They are considered to be self sustaining operations and their functional currency is RMB. Parent company's functional currency is Canadian dollar. Accordingly, the financial statements are translated to the U.S. dollar using the current rate method. Under the current rate method, amounts are translated using the current rates of exchange for assets and liabilities and using average rates for the interim periods for revenues and expenses. Gains or losses resulting from these translation adjustments are deferred in a separate component of shareholder's equity ("cumulative translation adjustment") until there is a realized reduction in the parent's net investment in the foreign operations.

Stock-based compensation

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870") with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock-based payments to employees and non-employees. Stock-based compensation granted to employees and non-employees is expensed at the fair value as determined using the Black-Scholes option valuation model.

Future income taxes

The Company uses the assets and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents consisting of options to acquire common shares that are outstanding at December 31, 2006 and 2005 are anti-dilutive, however, they may be dilutive in future.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

3. COMPARATIVES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current fiscal year. These reclassifications have not had an impact on results of operations for the period.

4. CASH AND CASH EQUIVALENTS

	Mar 31, 2007 $	Dec 31, 2006 $
CDN dollar bank account [i]	1,354,597	1,645,737
USD dollar bank account	124,724	157,146
Chinese RMB bank account [ii]	358,245	759,888
	1,837,566	2,562,771

[i] Canadian dollar bank account represented the local currency of C$1,565,739 [2006 – C$1,919,555].
[ii]Chinese RMB bank account represented the local currency of RMB 2,773,160 [2006 - RMB 5,946,000].

5. ACCOUNTS RECEIVABLE

	Mar 31, 2007 $	Dec 31, 2006 $
Trade receivables	372,000	355,623
Other receivables	43,144	280,181
Bad debt provision	-	(229,157)
	415,344	406,647

6. LONG-TERM OTHER RECEIVABLE

Loan due from Shengshi Education Service Company ("Shengshi") [i]	569,703	976,015
Bad debt provision	-	(393,825)
	569,703	945,081

[i] Shengshi is a non-related business partner of one of the Chinese subsidiaries. The total loan due from Shengshi was $976,015 (RMB 7,630,000). Of the total loan, RMB 4,551,269 was collateralized by the shares of the Company owned by Beijing Anli Information and Consulting Company ("Anli") and a shareholder of the Company. In 2006, management determined the collectibility of this loan became uncertain. In light of this uncertainty management set up a provision of $393,825 [RMB3,078,731] for the portion of the loan that is unsecured and did not accrue the interest income. As at March 31, 2007, the outstanding loan balance was $569,703.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

7. BUSINESS ACQUISITIONS

Today's Teachers Technology & Culture Ltd. ("TTTC")

On August 1, 2002, the Company, through CEN Smart (a 90% owned subsidiary), acquired a 70% interest in TTTC, a distributor of educational products based in China. As a result of a net liability position of the non-controlling interest at the time of acquisition, no allocation of net assets was made to the non-controlling interest. However, the non-controlling interest has immediate claim to future profits, based on interest percentage, from the date of acquisition. On September 23, 2004, the Company, through CEN Smart, acquired an additional 17% interest in TTTC to increase its effective ownership interest in TTTC to 78.3%. On September 30, 2006, the Company through CEN Smart, acquired the remaining 13% in TTTC. As at December 31, 2006, the Company's effective ownership interest in TTTC is 90%.

The aggregate purchase price for acquiring the additional 13% interest in TTTC was $99,788 [RMB 790,000] cash payable over four years with $25,263 [RMB 200,000] paid in March 2007, $25,263 [RMB 200,000] due on or before December 31, 2007, $25,262 [RMB 200,000] due on or before December 31, 2008 and $24,000 [RMB 190,000] due on or before December 31, 2009. The cash payment after discounting at 10% over the payment term was $87,140.

As a part of the purchase agreement, the Company was also discharged from the non-controlling interest shareholder's share of earnings of TTTC accumulated from prior years totaling $357,018. This stepped acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed as follows:

Assets acquired	**$**
Current assets (including cash of $91,000)	304,777
Equipment	7,804
Website development cost	27,301
Total assets acquired	339,882
Liabilities assumed	
Current liabilities	606,966
Future income tax liabilities	2,794
Net liabilities assumed	(269,878)
Cash consideration (of which $38,910 is due after 2007)	87,140
Discharge of non-controlling interest accumulated	
Share of earnings	(357,018)
Excess of discharge of over cash consideration	(269,878)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

8. EQUIPMENT AND WEBSITE DEVELOPMENT COST

	Cost $	Accumulated amortization $	Net book value $
March 31, 2007			
Computer equipment	363,788	122,844	240,944
Software	70,398	70,398	—
Office equipment	106,958	30,095	76,862
Motor vehicles	379,650	181,370	198,280
Website development costs (note 2)	3,102,558	—	3,102,558
	4,023,352	404,707	3,618,645

	Net book Cost $	Accumulated Amortization $	Net Book Value $
December 31, 2006			
Computer equipment	316,110	107,614	208,496
Software	70,398	70,398	—
Office equipment	88,142	28,961	59,181
Motor vehicles	398,442	164,964	233,478
Website development costs (note 2)	2,644,210	—	2,644,210
	3,517,302	371,937	3,145,365

Also see note 11.

9. COMMITMENTS

The Company has commitments in respect of office and warehouse leases in China requiring the following payments:

	$
2007	58,517
2008	3,392
Total	61,909

The Company's subsidiary, TTTC, has entered into an agreement with a Chinese government agency to reference its name in the Company's internet training website, whereby the Company agreed to pay $151,900 (RMB1,200,000) per year until 2009 and $63,300 (RMB500,000) in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

	Mar 31, 2007 $	Dec 31, 2006 $
Due from Beijing Anli Information and Consulting Company ("Anli"), Net of bad debt provision of $33,259 [2005-Nil] [ii]	155,019	153,501
Total	155,019	153,501
Less current	-	-
Long – term	155,019	153,501

[i] BDR Investments Ltd. ("BDR") is controlled by a director/officer of the Company. The Company rents office space from BDR. The Company paid rent of $4,672 for the three month period ended March 31, 2007 and $4,625 for the same period in 2006.

[ii] Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $155,019 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 was subsequently extended and is due on or before October 31, 2007. The loan is collateralized by the shares of the Company owned by Anil. The Company's subsidiary, CEN Smart rents its office space from Anli. The Company paid rent of $5,193 for the three month period ended March 31, 2007 and $5,003 for the same period in the previous year.

[iii]The Company paid management fees to a corporation controlled by an officer of the Company. The Company paid $23,790 for the three month period ended March 31, 2007 and $11,562 for the comparable period in 2006.

11. LOANS PAYABLE

	Mar 31, 2007 $	Dec 31, 2006 $
Automobile loan [i]	7,090	13,688

[i] The loan is due on November 14, 2007 with interest bearing at 5.58% per annum and is secured by four automobiles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

12. SHARE CAPITAL

[a] Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b] Issued and outstanding

Common Shares	No. of Shares	Total Share Capital
December 31, 2005	35,421,585	$ 23,788,700
Issued for exercise of warrants including reclassification from contributed surplus of $173,819	2,334,398	1,939,944
Issued for exercise of options including reclassification from contributed surplus of $32,647 attributed to stock-based compensation	167,500	157,593
December 31, 2006	37,923,483	$ 25,886,237
March 31, 2007	**37,923,483**	**$ 25,886,237**

During the three month period ended March 31, 2007, there was no change in issued share capital.

During the year ended December 31, 2006, the following changes in issued share capital occurred:

[i] In 2006, 2,334,398 warrants were exercised with an exercise price ranging from $0.57 to $0.88 per share for total proceeds of $1,766,125.

[ii] In 2006, 167,500 stock options were exercised with an exercise price ranging from $0.44 to $0.80 per share for total proceeds of $124,946.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

12. SHARE CAPITAL (cont'd)

[c] Stock options

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee's employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

The Company granted no stock options during the period ended March 31, 2007. In 2006, the Company granted 704,000 stock options to its officers and employees with an exercise price of $0.937 (C$1.05) per share, being the fair market value of the underlying stock at the time of the grant.

A summary of the status of the Company's stock options plans at March 31, 2007 and December 31, 2006 is as follows:

	March 31, 2007			December 31, 2006		
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $
Outstanding, beginning of period	3,174,000	0.70	0.92	3,164,900	0.66	0.89
Granted	-	-	-	704,000	0.94	1.05
Exercised	-	-	-	(167,500)	0.75	0.86
Expired / forfeited	-	-	-	(527,400)	0.70	0.79
Outstanding, end of period	3,174,000	0.70	0.92	3,174,000	0.70	0.92
Exercisable, end of period	3,174,000	0.70	0.92	3,174,000	0.70	0.92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

12. SHARE CAPITAL (cont'd)

The following table provides details of options outstanding at March 31, 2007:

Weighted average exercise price in USD $	Weighted average exercise price in CDN $	Number outstanding at March 31, 2007	Number exercisable at March 31, 2007	Weighted average life remaining years
0.56	0.67	870,000	870,000	3.05
0.67	0.90	100,000	100,000	2.04
0.78	1.05	2,204,000	2,204,000	3.15
		3,174,000	3,174,000	2.27

The following table provides details of options outstanding at December 31, 2006:

Weighted average exercise price in USD $	Weighted average exercise price in CDN $	Number outstanding at December 31, 2006	Number exercisable at December 31, 2006	Weighted average life remaining years
0.56	0.67	870,000	870,000	3.30
0.67	0.90	100,000	100,000	2.28
0.78	1.05	2,204,000	2,204,000	3.39
		3,174,000	3,174,000	2.52

The fair value of each option or warrant vested is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

	Mar 31, 2007 $	Dec 31, 2006 $
Risk-free interest rate	4.08%	3.8%
Dividend yield	0%	0%
Expected volatility	93.0%	76.6%
Expected life	1year	4 years

For the three month ended March 31, 2007, the Company incurred non-cash stock based compensation expense of $78,013 [2006 - $585,304] related to the extension of warrants which expired on January 17, 2007. The warrants now expire on January 17, 2008. The average weighted fair value of the warrants extended was $0.16 [2006 - $0.66].

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

12. SHARE CAPITAL (cont'd)

[d] Warrants

The following table summarizes the status of the Company's share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2006	Exercised	Expired	Balance, March 31, 2007
$0.64 (C$0.85)	January 8, 2006	-	-	-	-
$0.74 (C$1.00)	April 21, 2006	-	-	-	-
$0.58- 0.94 (C$0.72-1.14)	January 17, 2008 *	499,897	-	-	499,897
$0.53 (C$0.65)	December 16, 2006	-	-	-	-
$1.00 (C$0.86)	June 20, 2006	-	-	-	-
		499,897	-	-	499,897

Note: Share purchase warrants of 457,496 with an exercise price of $0.54 (C$0.72) per share and share purchase warrants of 42,401 with an exercise price of $0.85 (C$1.14) per share were extended for a period of one year expiring on January 17, 2008, resulting in the Company recording $78,013 in stock based compensation utilizing the Black Scholes option pricing method.

13. CONTRIBUTED SURPLUS

	Mar 31, 2007	Dec 31, 2006
	$	$
Stock based compensation for Employees, Directors and Consultants	-	585,304
Warrants – expiry date extension	78,013	-
Exercise of options and warrants	-	(206,466)
Total contributed surplus for the period	78,013	378,838
Opening balance, beginning of period	999,965	621,127
Closing balance, end of period	1,077,978	999,965

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

14. DISCONTINUED OPERATIONS

On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.07 million (C$1.2 million). The Company received cash of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195). The remaining proceeds comprise a one year promissory note of $351,930 (C$400,000). The Company has provided a full allowance against the balance of the unpaid proceeds of $351,930 as its collection is uncertain. As at April 25, 2006, the assets disposed of consisted primarily of inventories, investment in book projects and equipment. The majority of the liabilities were tax expenses. The gain on sale of NEB was $280,296.

Pursuant to CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the Consolidated Financial Statements of the Company have been reclassified to reflect the discontinued operations of NEB. Accordingly, revenues, costs and expenses, assets and liabilities, and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Deficit, and Consolidated Cash Flow Statements. The net operating results, net assets and net cash flows of this division have been reported as "Discontinued Operations".

Below is the summarized financial information for the Company's discontinued operations:

NORTHERN EDUCATION BOOKS LTD.
BALANCE SHEET

(Expressed in U.S. Dollars)	25-Apr-06	31-Mar-06	31-Dec-05
	$	$	$
ASSETS			
Current			
Cash	47,336	48,156	395,527
Other current assets	457,142	456,556	119,930
Current assets of discontinued operations	504,478	504,712	515,457
Investment in book projects	177,597	177,401	176,563
Equipment	1,127	1,127	1,313
Goodwill	895,743	895,743	895,743
Total assets of discontinued operations	1,578,945	1,578,983	1,589,076
LIABILITIES			
Current			
Accounts payable and accrued liabilities	358,095	351,666	331,209
Income tax payable	778,165	777,486	774,820
Total liabilities of discontinued operations	1,136,260	1,129,152	1,106,029
Net assets of NEB disposed	442,685	449,831	483,047

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

14. DISCONTINUED OPERATIONS (cont'd)

NORTHERN EDUCATION BOOKS LTD.
STATEMENT OF OPERATIONS

(Expressed in U.S. Dollars)	25-Apr-06	31-Mar-06	31-Dec-05
	$	$	$
REVENUE			
Sales	2,142	2,142	616,678
Cost of sales	(1,586)	(1,586)	(500,361)
Gross profit	556	556	116,317
EXPENSES	36,464	26,906	-
Loss before income taxes	(35,908)	(26,350)	(167,333)
Income tax expense	-	-	(208,861)
Net loss from discontinued operations	(35,908)	(26,350)	(376,027)
Gain on sale of NEB	280,296	-	-
Gain (loss) from discontinued operations	244,388	(26,350)	(376,027)

NORTHERN EDUCATION BOOKS LTD.
CASH FLOW STATEMENT

(Expressed in U.S. Dollars)	25-Apr-06	31-Mar-06	31-Dec-05
	$	$	$
Cash (used in) provided by operating activities of discontinued operations	(347,157)	(346,533)	105,945
Cash used in investing activities of discontinued operations	(1,034)	(838)	(5,594)
Net cash outflow	(348,191)	(347,371)	(111,539)
Cash, beginning of period	395,527	395,527	507,066
Cash, end of period	47,336	48,156	395,527

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the period ended March 31, 2007 and 2006

15. FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income tax payable and loans payable approximate their fair value due to the short-term nature of these instruments. It is not practical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.

The majority of the Company's assets, liabilities, revenues and expenses are denominated in Renminbi, which was tied to the US Dollar and is now tied to a basket of currencies of China's largest trading partners, is not a freely convertible currency. The appreciation of the Renminbi against the US Dollar would result in an increase in the assets, liabilities, revenues and expenses of the Company and a foreign currency gain included in comprehensive income. Conversely, the devaluation of the Renminbi against the US Dollar would result in a decrease in the assets, liabilities, revenues and expenses of the Company and a foreign currency loss included in comprehensive income. At March 31, 2007 approximately $358,245 of the cash and cash equivalents [December 31, 2006 - $759,888] are held in Renminbi. The Company is not subject to significant interest risk.

16. SEGMENTED INFORMATION

The Company has one reporting segment.

The Company's head office is located in Vancouver, British Columbia. The operations of the Company are primarily in two geographic areas: Canada and China. All of the Company's revenue is generated in China. All goodwill and majority of all of the capital assets are located in China. A summary of geographical information for the Company's assets and net loss for the period is as follows:

	Mar 31, 2007	Dec 31, 2006
Assets		
Canada	1,526,035	1,900,902
China	8,107,196	7,989,674
Total Assets	9,633,231	9,890,576

	Mar 31, 2007	Dec 31, 2006
Net loss for the period		
Canada	(335,748)	(1,721,928)
China	(88,580)	(846,459)
Net loss for the period	(444,328)	(2,568,387)

China Education Resources Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended March 31, 2007 and 2006

17. SUBSEQUENT EVENTS

The Company has no subsequent events to report

China Education Resources Inc.

Interim Consolidated Financial Statements

(Expressed in United States Dollars)

Six months ended June 30, 2007

Prepared by Management (not audited or reviewed by external auditors)

See Notice to Reader

Notice to Reader

Management has compiled the unaudited interim consolidated financial information of China Education Resources Inc. consisting of the interim consolidated Balance Sheet as at June 30, 2007 and the consolidated Statement of Operations and Deficit and consolidated Statement of Cash Flows for six months ended June 30, 2007 both for continuing operations and discontinued operations. Please note the interim financial statements have not been reviewed or audited by external auditors.

China Education Resources Inc.

CONSOLIDATED BALANCE SHEETS

[See note 1 - Basis of presentation]

As at (Expressed in U.S. Dollars)	30-Jun-07	31-Dec-06
	$	$
ASSETS		
Current		
Cash and Cash Equivalents (note 4)	715,474	2,562,771
Accounts receivable (note 5)	450,965	406,647
Due from related parties (note 10)	-	-
Inventory	163,665	151,200
Prepaid expenses & deposits	48,315	86,774
Assets of discontinued operations (note 14)	-	-
Total current assets	1,378,419	3,207,392
Due from related parties (note 10)	157,382	153,501
Long term other receivable (note 6)	596,954	582,190
Assets of discontinued operations (note 14)	-	-
Equipment and website development costs (note 8)	3,986,654	3,145,365
Goodwill (note 2)	2,802,128	2,802,128
Total assets	8,921,537	9,890,576
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	1,786,655	1,826,632
Income tax payable	1,570,890	1,587,791
Liabilities of discontinued operations (note 14)	-	-
Loans payable (note 11)	4,454	13,688
Total current liabilities	3,361,999	3,428,111
Future income tax liability	439,004	439,004
Long-term payable (note 7)	38,910	38,910
Total liabilities	3,839,913	3,906,025
Non-controlling interest	98,928	132,659
Commitments (note 16)	-	-
Shareholders' equity		
Share capital (note 12)	25,886,237	25,886,237
Contributed surplus (note 13)	1,077,978	999,965
Cumulative translation adjustment	246,533	125,184
Deficit	(22,228,052)	(21,159,494)
Total shareholders' equity	4,982,696	5,851,892
Total liabilities and shareholders' equity	8,921,537	9,890,576

See accompanying notes to consolidated financial statements.

On behalf of the Board:

s// "Ron Shon"   *s// "William Calvin"*

Ron Shon   William Calvin

China Education Resources Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Expressed in U.S. Dollars)	Three months ended 30-Jun-07 (Unaudited)	30-Jun-06 (Unaudited)	Six months ended 30-Jun-07 (Unaudited)	30-Jun-06 (Unaudited)
	$	$	$	$
REVENUE				
Sales	113,838	24,577	400,072	346,202
Cost of sales	28,599	126,141	113,894	314,189
Gross profit	85,239	(101,564)	286,178	32,013
EXPENSES				
Selling and General and administrative (note 10)	707,378	395,243	1,249,135	740,003
Amortization (note 8)	42,995	42,521	82,311	83,499
Stock-based compensation (note 13)	-	858,835	78,013	867,131
	750,373	1,296,599	1,409,459	1,690,633
Profit (loss) before other earnings (expense) and income taxes	(665,134)	(1,398,163)	(1,123,281)	(1,658,620)
Other income (expense)	7,173	43,357	20,992	47,571
(Loss) income before items listed below	(657,961)	(1,354,806)	(1,102,289)	(1,611,049)
Total income tax expense	-	(567)	-	(672)
Loss before non-controlling interest and discontinued operations	(657,961)	(1,355,373)	(1,102,289)	(1,611,721)
Non-controlling interest - share of (income) loss	24,873	47,968	33,731	47,896
Net loss from continuing operations	(633,088)	(1,307,405)	(1,068,558)	(1,563,825)
Gain on the sale of NEB (Note 14)	-	244,388	-	244,388
Gain (loss) from discontinued operations (note 14)	-	26,350	-	-
Loss for the period	(633,088)	(1,036,677)	(1,068,558)	(1,319,437)
Deficit, beginning of period	(21,594,964)	(18,873,877)	(21,159,494)	(18,591,107)
Deficit, end of period	(22,228,052)	(19,910,544)	(22,228,052)	(19,910,544)
Earnings (loss) per share - basic and diluted				
- Continuing operations	(0.0167)	(0.0294)	(0.0282)	(0.0366)
- Discontinued operations	-	0.0007	-	-
Loss for the period	(0.0167)	(0.0287)	(0.0282)	(0.0366)
Basic and diluted, weighted average number of shares outstanding	37,923,483	36,094,026	37,923,483	36,094,026

See accompanying notes to consolidated financial statements.

China Education Resources Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended	
	30-Jun-07	30-Jun-06	30-Jun-07	30-Jun-06
(Expressed in U.S. Dollars)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
OPERATING ACTIVITIES				
Net loss from continuing operations	(633,088)	(1,063,017)	(1,068,558)	(1,319,437)
Items not involving use of cash:				
Amortization	42,995	42,521	82,311	83,499
Stock based compensation	-	858,835	78,013	867,131
Loss on disposal	187	-	12,432	-
Gain on sale of NEB	-	(244,388)	-	(244,388)
Non-controlling interest	(24,873)	(47,968)	(33,731)	(47,896)
	(614,779)	(454,017)	(929,533)	(661,091)
Changes in non-cash operating working capital				
Accounts receivable	(62,872)	398,161	(59,082)	993,417
Inventory	(14,568)	(58,415)	(12,465)	53,568
Prepaid expenses and deposits	37,414	29,417	38,459	(73,771)
Accounts payable & accrued liabilities	(156,332)	(200,449)	(39,977)	(1,387,177)
Income tax payable	9,331	(42,591)	(16,901)	(32,970)
Cash provided by (used in) operating activities	(801,806)	(327,894)	(1,019,499)	(1,108,024)
INVESTING ACTIVITIES				
Additions to equipment and website development cost	(411,191)	(317,002)	(936,032)	(566,809)
Proceeds on sale of NEB	-	722,981	-	722,981
Advances to employees	-	8,911	-	-
Advances to related parties	(2,363)	(653)	(3,881)	1,917
Loan receivable	-	(3,413)	-	(7,898)
Cash used in investing activities	(413,554)	410,824	(939,913)	150,191
FINANCING ACTIVITIES				
Issue of common shares	-	1,501,887	-	1,726,825
Repayment of automobile loan	(2,636)	(3,362)	(9,234)	(6,681)
Cash provided by financing activities	(2,636)	1,498,525	(9,234)	1,720,144
Exchange loss on cash and cash equivalents	95,904	37,105	121,349	48,939
Increase (decrease) in cash and cash equivalents	(1,122,092)	1,618,560	(1,847,297)	811,250
Cash and Cash equivalent beginning of period	1,837,566	2,006,492	2,562,771	2,813,802
Cash and Cash equivalent, end of period	715,474	3,625,052	715,474	3,625,052

Please refer to note 14 for the cash flow detail of the discontinued operations and see accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Nature of business

China Education Resources Inc. with its subsidiaries ("China Education" or the "Company"), distributes educational textbooks and materials developed by the Company to bookstores and schools in China. During the fiscal year ended 2006, the Company began transitioning out of its traditional textbook distribution business and began focusing all of its efforts and resources on the development of an education internet portal which will provide educational content, resources and training programs to its users.

The Company was incorporated under the laws of the *Company Act, British Columbia* on August 27, 1997. On December 16, 2004, the Company changed its name from China Ventures Inc. to China Education Resources Inc.

Basis of presentation

These consolidated financial statements are presented in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

Going concern
The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company has incurred a net loss of $1,068,558 for the six month period ended June 30, 2007 [2006 - $1,319,437 and as at June 30, 2007 has an accumulated deficit of $22,228,052 [2006 - $19,910,544].

The Company's future business plan focuses on the operation of an internet education portal. The ability of the Company to continue as a going concern is dependant upon the Company's ability to successfully complete the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company's future business plan. The Company is currently reviewing its financing options in anticipation of raising additional capital during 2007. The outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the company be unable to continue as a going concern.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the period ended June 30, 2007 and 2006

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries:

[i] CEN China Education Network Ltd. ("CEN Network"), which is wholly owned and is incorporated under the Company Act (British Columbia). This company is inactive.

[ii] China Education International Inc. and CEN China Education Overseas Corporation are wholly-owned and are incorporated in the British Virgin Islands. All companies are inactive.

[iii] CEN Smart Networks Ltd. ("CEN Smart"), a 90% owned subsidiary of CEN China Education Overseas Corporation, which was established in China on April 24, 2001.

[iv] Today's Teachers Technology & Culture Ltd. ("TTTC") was acquired on August 1, 2002 as a 70% owned subsidiary of CEN Smart. On September 23, 2004, China Education, through CEN Smart, acquired an additional 17% interest in TTTC. As at 2005, the Company's effective ownership interest in TTTC is 78.3%. On September 30, 2006, China Education, through CEN Smart, acquired the remaining 13% in TTTC [note 7]. As at December 31, 2006, the Company's effective ownership interest in TTTC is 90%.

[v] Northern Education Books Ltd. ("NEB") was acquired on September 26, 2003 which was an 80% owned subsidiary of CEN Smart until its sale on April 25, 2006 [note 14].

All significant intercompany transactions and balances have been eliminated.

Use of estimates and measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the periods reported. Actual results could differ from these estimates. The most significant estimates included in these consolidated financial statements are the valuation of website development cost, future income tax assets, accounts receivable provision and impairment assessments of website development cost and goodwill. Actual results could differ from the estimates used.

The company is currently focused on developing an education internet portal which aims to provide online training, educational content and resources to its users. Management currently expect the portal business will generate the majority of the company's revenue in the near future. The recoverability of website development cost and management assessment that goodwill is not impaired is currently supported by management's best estimate of projected cash flows from the new portal business. Because the internet portal business has not yet reached commercial stage, the actual results are highly uncertain and could differ significantly from management's estimates resulting in significant adjustment to the carrying value of website & internet portal and goodwill.

Cash and Cash Equivalent

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Accounts Receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on management's assessment of the credit history with the customer and current relationships with them.

Inventory

Inventories, which consist of printed books and other education materials, are valued at the lower of cost and net realizable value, with cost being determined on a weighted average basis.

Equipment

Capital assets are recorded at cost. Amortization is provided for over the estimated useful life of the assets commencing when the asset is brought into use, using the following method and annual rates:

Computer equipment	2 – 5 years straight line
Software	2 years straight line
Office equipment	5 years straight line
Motor vehicles	3 - 5 years straight line

Website development costs are expensed as incurred unless they meet specific Canadian GAAP criteria for capitalization. Capitalized website development costs are recorded at cost, net of cost recovery from incidental revenues and are amortized when brought into use over the expected useful life on a straight line basis.

An impairment loss is recognized when the undiscounted cash flows expected from use and eventual disposition of an asset are less than the carrying value of the asset. An impairment charge is recorded to reduce the carrying value of the asset to its fair value.

Leases

Leases are classified as either capital or operating. Those leases, which transfer substantially all the benefits and risks of ownership of the property to the Company, are accounted for as capital leases. Capital lease obligations reflect the present value of future lease payments, discounted at the appropriate rate. All other leases are accounted for as operating leases wherein rental payments are charged to income as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company's reporting units that are expected to benefit from the synergies of the business combination. When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase ("negative goodwill"), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as extraordinary gain.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Impairment is assessed through a comparison of the carrying amount of the reporting unit with its fair value. When the fair value of a reporting unit is less than its carrying amount, goodwill of the reporting unit is considered to be impaired. Any impairment of goodwill will be expensed in the period of impairment.

Revenue recognition

Sales from product sales are recognized when title and risk are transferred and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods.

Sales from distribution and consulting services are recognized when services are rendered and payments are received or rights to receive consideration are obtained and collection of consideration is reasonably assured. Revenues received in advance of these criteria are deferred until future periods. Sales from distribution and consulting services are not material.

Interest income is recognized when earned.

Foreign currency translation

The Company's reporting currency is the US dollar. All of the Company's operating subsidiaries are located in China. They are considered to be self sustaining operations and their functional currency is RMB. Parent company's functional currency is Canadian dollar. Accordingly, the financial statements are translated to the U.S. dollar using the current rate method. Under the current rate method, amounts are translated using the current rates of exchange for assets and liabilities and using average rates for the period for revenues and expenses. Gains or losses resulting from these translation adjustments are deferred in a separate component of shareholder's equity ("cumulative translation adjustment") until there is a realized reduction in the parent's net investment in the foreign operations.

Stock-based compensation

The Company adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments ("CICA 3870") with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock-based payments to employees and non-employees. Stock-based compensation granted to employees and non-employees is expensed at the fair value as determined using the Black-Scholes option valuation model.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Future income taxes

The Company uses the assets and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or benefit is the sum of the Company's provision for current income taxes and the difference between the opening and ending balances of the future income tax assets and liabilities.

Loss per share

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period. The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Diluted loss per share is equal to the basic loss per share for the periods presented because common stock equivalents consisting of options to acquire common shares that are outstanding at December 31, 2006 and 2005 are anti-dilutive, however, they may be dilutive in future.

3. COMPARATIVES

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period. These reclassifications have not had an impact on results of operations for the period.

4. CASH AND CASH EQUIVALENTS

	Jun 30, 2007 $	Dec 31, 2006 $
CDN dollar bank account [i]	128,825	1,645,737
USD dollar bank account	67,535	157,146
Chinese RMB bank account [ii]	519,114	759,888
	715,774	2,562,771

[i] Canadian dollar bank account represented the local currency of C$136,465 [2006 – C$1,919,555].
[ii]Chinese RMB bank account represented the local currency of RMB 3,958,122 [2006 - RMB 5,946,000].

5. ACCOUNTS RECEIVABLE

	Jun 30, 2007 $	Dec 31, 2006 $
Trade receivables	243,686	355,623
Other receivables	207,279	280,181
Bad debt provision	-	(229,157)
	450,965	406,647

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

6. LONG-TERM OTHER RECEIVABLE

Loan due from Shenshi Education Service Company ("Shenshi") [i]	596,954	976,015
Bad debt provision	-	(393,825)
	596,954	582,190

[i] Shenshi is a non-related business partner of one of the Chinese subsidiaries. The total loan due from Shenshi was $976,015 (RMB 7,630,000) of which $507,835 (RMB 3,970,000) was non-interest bearing and was due September, 2006, $168,852 (RMB 1,320,000) was bearing 10% interest and was due on June 2006 (December 31, 2005 – 10%) and $299,328 (RMB 2,340,000) was bearing 10% interest and was due on August 2006 (December 31, 2005 – 10%). Of the total loan, RMB 4,551,269 was collateralized by the shares of the Company owned by Beijing Anli Information and Consulting Company ("Anli") and a shareholder of the Company. In 2006, management determined the collectibility of this loan became uncertain. In light of this uncertainty management set up a provision of $393,825 [RMB3,078,731] for the portion of the loan that is unsecured and did not accrue the interest income. As at Jun 30, 2007, the outstanding loan balance was $596,954.

7. BUSINESS ACQUISITIONS

Today's Teachers Technology & Culture Ltd. ("TTTC")

On August 1, 2002, the Company, through CEN Smart (a 90% owned subsidiary), acquired a 70% interest in TTTC, a distributor of educational products based in China. As a result of a net liability position of the non-controlling interest at the time of acquisition, no allocation of net assets was made to the non-controlling interest. However, the non-controlling interest has immediate claim to future profits, based on interest percentage, from the date of acquisition. On September 23, 2004, the Company, through CEN Smart, acquired an additional 17% interest in TTTC to increase its effective ownership interest in TTTC to 78.3%. On September 30, 2006, the Company through CEN Smart, acquired the remaining 13% in TTTC. As at December 31, 2006, the Company's effective ownership interest in TTTC is 90%.

The aggregate purchase price for acquiring the additional 13% interest in TTTC was $99,788 [RMB 790,000] cash payable over four years with $25,263 [RMB 200,000] paid in March 2007, $25,263 [RMB 200,000] due on or before December 31, 2007, $25,262 [RMB 200,000] due on or before December 31, 2008 and $24,000 [RMB 190,000] due on or before December 31, 2009. The cash payment after discounting at 10% over the payment term was $87,140.

As a part of the purchase agreement, the Company was also discharged from the non-controlling interest shareholder's share of earnings of TTTC accumulated from prior years totaling $357,018. This step acquisition has

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

7. BUSINESS ACQUISITIONS (cont'd)

been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed as follows:

Assets acquired	**$**
Current assets (including cash of $91,000)	304,777
Equipment	7,804
Website development cost	27,301
Total assets acquired	339,882
Liabilities assumed	
Current liabilities	606,966
Future income tax liabilities	2,794
Net liabilities assumed	(269,878)
Cash consideration (of which $38,910 is due after 2007)	87,140
Discharge of non-controlling interest accumulated	
Share of earnings	(357,018)
Excess of discharge of over cash consideration	(269,878)

8. EQUIPMENT AND WEBSITE DEVELOPMENT COST

	Cost $	Accumulated amortization $	Net book value $
June 30, 2007			
Computer equipment	391,145	140,322	250,823
Software	70,398	70,398	—
Office equipment	119,883	31,775	88,108
Motor vehicles	379,364	205,107	174,257
Website development costs (note 2)	3,473,466	—	3,473,466
	4,434,256	447,602	3,986,654

	Net book Cost $	Accumulated Amortization $	Net Book Value $
December 31, 2006			
Computer equipment	316,110	107,614	208,496
Software	70,398	70,398	—
Office equipment	88,142	28,961	59,181
Motor vehicles	398,442	164,964	233,478
Website development costs (note 2)	2,644,210	—	2,644,210
	3,517,302	371,937	3,145,365

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

10. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

	Jun 30, 2007 $	Dec 31, 2006 $
Due from BDR investment [i]	-	-
Due from Beijing Anli Information and Consulting Company ("Anli"), Net of bad debt provision of $33,259 [2005-Nil] [ii]	157,382	153,501
Total	157,382	153,501
Less current	-	-
Long – term	157,382	153,501

[i] BDR Investments Ltd. ("BDR") is controlled by a director/officer of the Company. The Company rents office space from BDR. There was no outstanding balance as at June 30, 2007. The Company paid rent of $9,601 for the six month period ended June 30, 2007 and $9,525 for the same period in previous year.

[ii] Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $155,019 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. The loan was subsequently extended. On October 31, 2006, the loan was extended for another one-year term and is due on or before October 31, 2007. As at December 31, 2006, the loan was collateralized by the shares of the Company owned by Anli. The Company's subsidiary, CEN Smart rents its office space from Anli. The Company paid rent of $10,421for the six month period ended June 30, 2007 and $10,006 for the same period in previous year.

[iii] The Company paid management fees to a corporation controlled by an officer of the Company. The Company paid $47,580 for the six month period ended June 30, 2007 and $23,125 for the same period in previous year.

11. LOANS PAYABLE

	Jun 30, 2007 $	Dec 31, 2006 $
Automobile loan [i]	4,454	13,688

[i] The loan is due on November 14, 2007 with interest bearing at 5.58% per annum and is secured by four automobiles.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

12. SHARE CAPITAL

[a] Authorized

The authorized capital consists of unlimited voting common shares without par value and 20,000,000 preferred shares. The preferred shares rank equally on winding up. The directors shall by resolution determine the rights and restrictions attaching to the preferred shares prior to their issuance. No preferred shares have been issued to date.

[b] Issued and outstanding

Common Shares	No. of Shares	Total Shares Capital
December 31, 2005	35,421,585	$ 23,788,700
Issued for exercise of warrants including reclassification from contributed surplus of $173,819	2,334,398	1,939,944
Issued for exercise of options including reclassification from contributed surplus of $32,647 attributed to stock-based compensation	167,500	157,593
December 31, 2006	37,923,483	$ 25,886,237
June 30, 2007	**37,923,483**	**$ 25,886,237**

During the six month period ended June 30, 2007, there was no change in issued share capital.

During the year ended December 31, 2006, the following changes in issued share capital occurred:

[i] In 2006, 2,334,398 warrants were exercised with an exercise price ranging from $0.57 to $0.88 per share for total proceeds of $1,766,125.

[ii]In 2006, 167,500 stock options were exercised with an exercise price ranging from $0.44 to $0.80 per share for total proceeds of $124,946.

[c] Stock options

The Company has stock option plans that allow it to grant options to its employees, officers, directors and consultants to acquire up to 10% of issued and outstanding common stock. The exercise price of each option shall not be less than the weighted average closing price of the common shares on the TSX Venture Exchange on the last five trading days before the date of the grant. Options have a maximum term of five years and terminate thirty to ninety days following the termination of the optionee's employment. The right to exercise the options will vest in installments over the life of the option as determined at the time the option is granted.

In 2006, the Company granted 704,000 stock options to its officers and employees with an exercise price of $0.937 (C$1.05) per share, being the fair market value of the underlying stock at the time of the grant. The options were vested on September 11, 2006 with a five year term. In December 2006, the board of directors of the Company approved to accelerate the vesting period of all of the unvested stock options to become vested immediately. The unamortized compensation costs prior to the modification of $47,797 and the incremental value of the amended stock options of $19,015 calculated using the Black Scholes Option pricing model were expensed in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

12. SHARE CAPITAL (cont'd)

A summary of the status of the Company's stock options plans at June 30, 07 and December 31, 06 is as follows:

	June 30, 2007			December 31, 2006		
	Number of shares	Weighted average price in USD $	Weighted average price in CDN $	Number of shares	Weighted average price in USD $	Weighted average price in CDN $
Outstanding, beginning of period	3,174,000	0.70	0.92	3,164,900	0.66	0.89
Granted	-	-	-	704,000	0.94	1.05
Exercised	-	-	-	(167,500)	0.75	0.86
Expired / forfeited	-	-	-	(527,400)	0.70	0.79
Outstanding, end of period	3,174,000	0.70	0.92	3,174,000	0.70	0.92
Exercisable, end of period	3,174,000	0.70	0.92	3,174,000	0.70	0.92

The following table provides details of options outstanding at June 30, 2007:

Weighted average exercise price in USD $	Weighted average exercise price in CDN $	Number outstanding at December 31, 2006	Number exercisable at December 31, 2006	Weighted average life remaining years
0.56	0.67	870,000	870,000	3.30
0.67	0.90	100,000	100,000	2.28
0.78	1.05	2,204,000	2,204,000	2.55
		3,174,000	3,174,000	2.52

The following table provides details of options outstanding at December 31, 2006:

Weighted average exercise price in USD $	Weighted average exercise price in CDN $	Number outstanding at December 31, 2006	Number exercisable at December 31, 2006	Weighted average life remaining years
0.56	0.67	870,000	870,000	3.30
0.67	0.90	100,000	100,000	2.28
0.78	1.05	2,204,000	2,204,000	2.55
		3,174,000	3,174,000	2.52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

12. SHARE CAPITAL (cont'd)

The fair value of each option vested is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

	Jun 30, 2007 $	Dec 31, 2006 $
Risk-free interest rate	4.08%	3.8%
Dividend yield	0%	0%
Expected volatility	93.0%	76.6%
Expected life	1 year	4 years

For the six month ended June 30, 2007, the Company incurred non-cash stock based compensation expense of $78,013 [2006 - $585,304] related to stock options granted to employees and consultants.

The weighted average fair value of an option granted during the six month ended June 30, 2007 was $0.16 [2006 - $0.66].

[d] Warrants

The following table summarizes the status of the Company's share purchase warrants outstanding as follows:

Price	Expiry date	Balance, December 31, 2006	Exercised	Expired	Balance, June 30, 2007
$0.64 (C$0.85)	January 8, 2006	-	-	-	-
$0.74 (C$1.00)	April 21, 2006	-	-	-	-
$0.58– 0.94 (C$0.72-1.14)	January 17, 2008 *	499,897	-	-	499,897
$0.53 (C$0.65)	December 16, 2006	-	-	-	-
$1.00 (C$0.86)	June 20, 2006	-	-	-	-
		499,897	-	-	499,897

*Note: Warrants granted on January 17, 2005 which has an expiry date on January 17, 2007 were extended and now expire on January 18, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

13. CONTRIBUTED SURPLUS

	Jun 30, 2007	Dec 31, 2006
	$	$
Stock based compensation for Employees, Directors and Consultants	-	585,304
Warrants – expiry date extension	78,013	-
Exercise of options and warrants	-	(206,466)
Total contributed surplus for the period	78,013	378,838
Opening balance, beginning of period	999,965	621,127
Closing balance, end of period	1,077,978	999,965

14. DISCONTINUED OPERATIONS

On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.07 million (C$1.2 million). The Company received cash of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195). The remaining proceeds comprise a one year promissory note of $351,930 (C$400,000). The Company has provided a full allowance against the balance of the unpaid proceeds of $351,930 as its collection is uncertain. As at April 25, 2006, the assets disposed of consisted primarily of inventories, investment in book projects and equipment. The majority of the liabilities were tax expenses. The gain on sale of NEB was $280,296.

Pursuant to CICA Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the Consolidated Financial Statements of the Company have been reclassified to reflect the discontinued operations of NEB. Accordingly, revenues, costs and expenses, assets and liabilities, and cash flows of discontinued operations have been segregated in the Consolidated Statements of Operations and Deficit, Consolidated Balance sheets, and Consolidated Cash Flow Statements. The net operating results, net assets and net cash flows of this division have been reported as "Discontinued Operations".

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

14. DISCONTINUED OPERATIONS (cont'd)

Below is the summarized financial information for the Company's discontinued operations:

NORTHERN EDUCATION BOOKS LTD.
BALANCE SHEET

(Expressed in U.S. Dollars)	25-Apr-06	31-Dec-05
	$	$
ASSETS		
Current		
Cash	47,336	395,527
Other current assets	457,142	119,930
Current assets of discontinued operations	504,478	515,457
Investment in book projects	177,597	176,563
Equipment	1,127	1,313
Goodwill	895,743	895,743
Total assets of discontinued operations	1,578,945	1,589,076
LIABILITIES		
Current		
Accounts payable and accrued liabilities	358,095	331,209
Income tax payable	778,165	774,820
Total liabilities of discontinued operations	1,136,260	1,106,029
Net assets of NEB disposed	442,685	483,047

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

14. DISCONTINUED OPERATIONS (cont'd)

NORTHERN EDUCATION BOOKS LTD.
STATEMENT OF OPERATIONS

(Expressed in U.S. Dollars)	25-Apr-06	31-Dec-05
	$	$
REVENUE		
Sales	2,142	616,678
Cost of sales	(1,586)	(500,361)
Gross profit	556	116,317
EXPENSES	36,464	-
Loss before income taxes	(35,908)	(167,333)
Income tax expense	-	(208,861)
Net loss from discontinued operations	(35,908)	(376,027)
Gain on sale of NEB	280,296	-
Gain (loss) from discontinued operations	244,388	(376,027)

NORTHERN EDUCATION BOOKS LTD.
CASH FLOW STATEMENT

(Expressed in U.S. Dollars)	25-Apr-06	31-Dec-05
	$	$
Cash (used in) provided by operating activities of discontinued operations	(347,157)	105,945
Cash used in investing activities of discontinued operations	(1,034)	(5,594)
Net cash outflow	(348,191)	(111,539)
Cash, beginning of period	395,527	507,066
Cash, end of period	47,336	395,527

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As at and for the period ended June 30, 2007 and 2006

15. FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income tax payable and loans payable approximate their fair value due to the short-term nature of these instruments. It is not practical to determine the fair value of the amounts due to related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.

The majority of the Company's assets, liabilities, revenues and expenses are denominated in Renminbi, which was tied to the US Dollar and is now tied to a basket of currencies of China's largest trading partners, is not a freely convertible currency. The appreciation of the Renminbi against the US Dollar would result in an increase in the assets, liabilities, revenues and expenses of the Company and a foreign currency gain included in comprehensive income. Conversely, the devaluation of the Renminbi against the US Dollar would result in a decrease in the assets, liabilities, revenues and expenses of the Company and a foreign currency loss included in comprehensive income. At June 30, 2007, approximately $519,114 of the cash and cash equivalents [2006 - $636,898] are held in Renminbi. The Company is not subject to significant interest risk.

16. COMMITMENTS

The Company has commitments in respect of office and warehouse leases in China requiring the following payments:

	$
2007	58,517
2008	3,392
Total	61,909

The Company's subsidiary, TTTC, has entered into an agreement with a Chinese government agency to reference its name in the Company's internet training website, whereby the Company agreed to pay $151,900 (RMB1,200,000) per year until 2009 and $63,300 (RMB500,000) in 2010.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at and for the period ended June 30, 2007 and 2006

17. SEGMENTED INFORMATION

The Company has one reporting segment.

The Company's head office is located in Vancouver, British Columbia. The operations of the Company are primarily in two geographic areas: Canada and China. All of the Company's revenue is generated in China. All goodwill and majority of all of the capital assets are located in China. A summary of geographical information for the Company's assets and net loss for the period is as follows:

	Jun 30, 2007	Dec 31, 2006
Assets		
Canada	250,569	1,900,902
China	8,670,968	7,989,674
Total Assets	8,921,537	9,890,576

	Jun 30, 2007	Dec 31, 2006
Net Income (loss) for the period		
Canada	(764,976)	(1,721,928)
China	(303,582)	(846,459)
Net loss for the period	(1,068,558)	(2,568,387)

18. SUBSEQUENT EVENTS

Subsequent to the period end, the company entered into an agreement dated August 20, 2007 with Segue Ventures LLC, of Philadelphia, Pennsylvania for the provision of strategic business and investor relations services.

The agreement contemplates services being provided for one year ending August 20th, 2008, renewable for a further twelve month period ending August 20th, 2009. Under the terms of the Agreement Segue, will be paid US $9,000 for the first month and US $7,000 per month thereafter as well as an incentive stock option grant of 100,000 common shares at CDN $0.60 per share exercisable for one year ending August 20, 2008. The options will vest in equal 25,000 increments over the one year term.

Consolidated Interim Financial Statements of

China Education Resources Inc.

September 30, 2007 and 2006

(Unaudited - Prepared by Management)

Notice: These interim consolidated financial statements have not been reviewed or audited by the Company's independent auditor.

CHINA EDUCATION RESOURCES INC.
Consolidated Balance Sheets
September 30, 2007 and December 31, 2006

(Expressed in U.S. Dollars)		2007		2006
		(Unaudited)		(Audited)
ASSETS				
Current				
Cash and Cash Equivalents	$	532,124	$	2,562,771
Accounts receivable (note 3)		635,140		406,647
Inventory		156,565		151,200
Prepaid expenses & deposits		63,855		86,774
Due from related parties (note 6)		159,626		153,501
Total current assets		1,547,310		3,360,893
Long term other receivable (note 4)		605,466		582,190
Equipment and website development costs (note 5)		3,792,162		3,145,365
Goodwill		2,802,128		2,802,128
Total assets	$	8,747,066	$	9,890,576
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	2,004,819	$	1,826,632
Income tax payable		1,613,443		1,587,791
Loans payable (note 7)		574		13,688
Total current liabilities		3,618,836		3,428,111
Future income tax liability		455,865		439,004
Long-term payable		40,404		38,910
Total liabilities		4,115,105		3,906,025
Non-controlling interest		72,844		132,659
Shareholders' equity				
Share capital (note 8)		25,886,237		25,886,237
Contributed surplus		1,223,978		999,965
Cumulative translation adjustment		285,026		125,184
Deficit		(22,836,124)		(21,159,494)
Total shareholders' equity		4,559,117		5,851,892
Total liabilities and shareholders' equity	$	8,747,066	$	9,890,576

Approved By The Board

"Ron Shon"
Director

"William Calvin"
Director

(The accompanying notes are an integral part of these financial statements)

CHINA EDUCATION RESOURCES INC.
Consolidated Statements of Operations and Deficit
For the three months and nine months ended September 30, 2007 and 2006
(Unaudited - Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Revenue				
Sales	$ 605,714	$ 1,038,696	$ 1,005,786	$ 1,384,898
Cost of sales	127,451	844,378	241,345	1,158,567
Gross profit	478,263	194,318	764,441	226,331
Expenses				
Amortization	485,616	46,198	567,927	129,697
Selling and general and administrative	481,440	374,431	1,730,575	1,133,225
Stock-based compensation (note 8)	146,000	497,354	224,013	1,364,485
	1,113,056	917,983	2,522,515	2,627,407
Loss before other earnings and income taxes	(634,793)	(723,665)	(1,758,074)	(2,401,076)
Other income	637	21,134	21,629	87,496
Loss before items listed below	(634,156)	(702,531)	(1,736,445)	(2,313,580)
Income tax expense	-	(2)	-	(674)
Loss before non-controlling interest and discontinued operations	(634,156)	(702,533)	(1,736,445)	(2,314,254)
Non-controlling interest - share of (income) loss	26,084	(203)	59,815	47,693
Net loss from continuing operations	(608,072)	(702,736)	(1,676,630)	(2,266,561)
Gain on the sale of NEB (Note 9)	-	-	-	270,818
Net loss for the period	(608,072)	(702,736)	(1,676,630)	(1,995,743)
Deficit, beginning of period	(22,228,052)	(19,884,114)	(21,159,494)	(18,591,107)
Deficit, end of period	$ (22,836,124)	$(20,586,850)	$ (22,836,124)	$(20,586,850)
Earnings (loss) per share - basic and diluted				
- Continuing operations	$ (0.016)	$ (0.019)	$ (0.044)	$ (0.062)
- Discontinued operations	-	-	-	0.007
	$ (0.016)	$ (0.019)	$ (0.044)	$ (0.055)
Basic and diluted, weighted average number of shares outstanding	37,923,483	36,615,740	37,923,483	36,615,740

(The accompanying notes are an integral part of these financial statements)

CHINA EDUCATION RESOURCES INC.
Consolidated Statement of Stockholders' Equity
For the nine months ended September 30, 2007 and year ended December 31, 2006
(Unaudited - Prepared by Management)

(Expressed in U.S. Dollars)	Common Stock Shares	Common Stock Amount	Contributed surplus	Cumulative translation adjustment	Deficit	Comprehensive income (loss)	Total stockholders' equity (deficiency)
Total comprehensive income						$ (18,612,604)	
Balance, December 31, 2005	35,421,585	$ 23,788,700	$ 621,127	$ (21,497)	$ (18,591,107)	-	$ 5,797,223
Common shares issued for exercise of warrants including reclassification from contributed surplus	2,334,398	1,939,944	(173,819)	-	-	-	1,766,125
Common shares issued for exercise of options including reclassification from contributed surplus attributed to stock-based compensation	167,500	157,593	(32,647)	-	-	-	124,946
Stock-based compensation expenses	-	-	585,304	-	-	-	585,304
Foreign currency translation adjustment	-	-	-	146,681	-	146,681	146,681
Net loss for the year ended December 31, 2006	-	-	-	-	(2,568,387)	(2,568,387)	(2,568,387)
Total comprehensive income						(2,421,706)	
Balance, December 31, 2006	37,923,483	25,886,237	999,965	125,184	(21,159,494)	-	5,851,892
Extension of expiry date for warrants	-	-	78,013	-	-	-	78,013
Stock based compensation expenses	-	-	146,000	-	-	-	146,000
Foreign currency translation adjustment	-	-	-	159,842	-	159,842	159,842
Net loss for nine months ended September 30, 2007	-	-	-	-	(1,676,630)	(1,676,630)	(1,676,630)
Total comprehensive income						$ (1,516,788)	
Balance, September 30, 2007	37,923,483	$ 25,886,237	$ 1,223,978	$ 285,026	$ (22,836,124)		$ 4,559,117

(The accompanying notes are an integral part of these financial statements)

CHINA EDUCATION RESOURCES INC.
Consolidated Statements of Cash Flows
For the three months and nine months ended September 30, 2007 and 2006
(Unaudited - Prepared by Management)

(Expressed in U.S. Dollars)	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
Operating Activities				
Net loss	$ (608,072)	$ (702,736)	$ (1,676,630)	$ (1,995,743)
Items not involving use of cash				
Amortization	485,616	46,198	567,927	129,697
Stock based compensation	146,000	497,354	224,013	1,364,485
Loss on disposal	22,174	-	34,606	-
Provision of bad debts	-	191	-	17,034
Gain on sale of NEB	-	-	-	(270,818)
Non-controlling interest	(26,084)	203	(59,815)	(47,693)
	19,634	(158,790)	(909,899)	(803,038)
Changes in non-cash operating working capital				
Accounts receivable	(192,687)	(1,354,497)	(251,769)	(359,660)
Inventory	7,100	(38,777)	(5,365)	14,791
Prepaid expenses and deposits	(15,540)	(77,032)	22,919	(150,803)
Accounts payable & accrued liabilities	218,164	757,126	178,187	(400,051)
Income tax payable	42,553	96,620	25,652	159,150
Cash provided by (used in) operating activities	79,224	(775,350)	(940,275)	(1,539,611)
Investing Activities				
Additions to equipment and website development cost	(313,298)	(313,147)	(1,249,330)	(879,956)
Proceeds on sale of NEB	-	-	-	722,981
Interest earned on promissory note	-	-	-	27,288
Promissory note for proceeds on sale of NEB	-	-	-	(351,930)
Advances to related parties	(2,244)	(2,066)	(6,125)	(149)
Loan receivable	-	(10,795)	-	(18,693)
Cash used in investing activities	(315,542)	(326,008)	(1,255,455)	(500,459)
Financing Activities				
Issue of common shares	-	29,161	-	1,755,986
Repayment of automobile loan	(3,880)	(1,907)	(13,114)	(8,588)
Cash provided by (used in) financing activities	(3,880)	27,254	(13,114)	1,747,398
Exchange loss on cash and cash equivalents	56,848	43,492	178,197	73,310
Decrease in cash and cash equivalents	(183,350)	(1,030,612)	(2,030,647)	(219,362)
Cash and Cash equivalent beginning of period	715,474	3,625,052	2,562,771	2,813,802
Cash and Cash equivalent, end of period	$ 532,124	$ 2,594,440	$ 532,124	$ 2,594,440

(The accompanying notes are an integral part of these financial statements)

China Education Resources Inc.
Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2007 and 2006
(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

The accompanying interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). These interim consolidated financial statements do not include all disclosures required under Canadian generally accepted accounting principles for annual audited financial statements. Accordingly, they should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2006.

The same accounting policies, as disclosed in the audited financial statements, included in the Company's latest annual report have been used.

The preparation of the consolidated financial statements compliant with generally accepted accounting principles requires management to make estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented have been reflected in the consolidated financial statements.

These unaudited consolidated financial statements of the Company include the accounts of the Company and its wholly owned subsidiaries, CEN China Education Network Ltd. ("CEN Network"), China Education International Inc. and CEN China Education Overseas Corporation; and its 90% owned subsidiaries CEN Smart Networks Ltd. ("CEN Smart") and Today's Teachers Technology & Culture Ltd. ("TTTC"). All significant inter-company transactions and accounts have been eliminated.

The ability of the Company to continue as a going concern is dependant upon the Company's ability to successfully complete the development of its internet education portal, achieving acceptance and a profitable level of operations for the internet education portal and on the ability of the Company to obtain necessary financing to fund the Company's future business plan. Since inception, the Company has incurred cumulative losses of $22,836,124 and for the nine months ended September 30, 2007, incurred negative operating cash flow from continuing operations of $940,275.

2. CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

(a) Financial Instruments - Recognition and Measurement

On January 1, 2007 the Company adopted section 3855 of the Canadian Institute of Chartered Accountants' "(CICA") Handbook, "Financial Instruments – Recognition and Measurement". It exposes the standards for recognizing and measuring financial instruments in the balance sheet and the standards for reporting gains and losses in the financial statements. Financial assets available for sale, assets and liabilities held for trading and derivative financial instruments, part of hedging relationship or not, have to be measured at fair value.

The Company has made the following classifications:

Cash and cash equivalents are classified as financial assets held for trading and measured at fair value. Gains and losses related to periodical evaluations are recorded in net income.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

Accounts payable and accrued liabilities and long-term payables are classified as other liabilities and are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method.

The adoption of this section is done retroactively without restatement of the financial statements of prior periods. As at January 1, 2007, there was no impact on the balance sheet from these classifications.

The Company has not elected a transition date for embedded derivatives. An embedded derivative is a component of a financial instrument or another contract of which the characteristics are similar to a derivative. This had no impact on the financial statements.

(b) Comprehensive Income

On January 1, 2007, the Company adopted Section 1530 of the CICA Handbook "Comprehensive Income". It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income is the change in shareholders' equity which results from transactions and events from sources other than the Company's shareholders. These transactions and events include unrealized gains and losses resulting from changes in fair value of certain financial instruments. The Company had no items impacting comprehensive income during the period ended September 30, 2007.

2. CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION - Continued

(c) Equity

On January 1, 2007, the Company adopted section 3251 of the CICA Handbook, "Equity", replacing section 3250 "Surplus". It describes standards for the presentation of equity and changes in equity for a reporting period as a result of the application of section 1530 "Comprehensive Income".

(d) Hedges

On January 1, 2007, the Company adopted section 3865 of the CICA Handbook, "Hedges". The recommendations of this Section expand the guidelines required by Accounting Guideline 13 (AcG-13), "Hedging Relationships". This section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenue and expenses from the derivative financial instruments in the same period as for those related to the hedged item. The adoption of these new standards did not have any effect on the Company's financial statements for the nine months ended September 30, 2007.

(e) Accounting changes

As of January 1, 2007, the Company adopted revised CICA Section 1506 "Accounting Changes", which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under the new standard, accounting changes should be applied retrospectively unless otherwise permitted, or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP, or when the change results in more relevant and reliable information. There is no impact to the Company's financial statements as a result of implementing this new standard.

In addition, the Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

As of January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 "Financial Instruments - Disclosures" and Section 3863 "Financial Instruments - Presentation", which will replace Section 3861 "Financial Instruments - Disclosure and Presentation". The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements. The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Corporation is assessing the impact on its consolidated financial statements.

China Education Resources Inc.

Notes to the Consolidated Financial Statements
Nine Months Ended September 30, 2007 and 2006
(Unaudited - Prepared by Management)

3. ACCOUNTS RECEIVABLE

	September 30, 2007	December 31, 2006
Trade receivables	$ 404,388	$ 355,623
Other receivables	230,752	280,181
Bad debt provision	-	(229,157)
	$ 635,140	$ 406,647

4. LONG-TERM OTHER RECEIVABLE

	September 30, 2007	December 31, 2006
Loan due from Shengshi Education Service Company ("Shengshi") [i]	$ 605,466	$ 976,015
Bad debt provision	-	(393,825)
	$ 605,466	$ 582,190

[i] Shengshi is a non-related business partner of one of the Chinese subsidiaries. The total loan due from Shengshi was $976,015 (RMB 7,630,000) of which $507,835 (RMB 3,970,000) was non-interest bearing and was due September, 2006, $168,852 (RMB 1,320,000) was bearing 10% interest and was due on June 2006 (December 31, 2005 – 10%) and $299,328 (RMB 2,340,000) was bearing 10% interest and was due on August 2006 (December 31, 2005 – 10%). Of the total loan, RMB 4,551,269 was collateralized by the shares of the Company owned by Beijing Anli Information and Consulting Company ("Anli") and a shareholder of the Company. In 2006, management determined the collectibility of this loan became uncertain. In light of this uncertainty management set up a provision of $393,825 (RMB3,078,731) for the portion of the loan that is unsecured and did not accrue the interest income. As at September 30, 2007, the outstanding loan balance was $605,466.

5. EQUIPMENT AND WEBSITE DEVELOPMENT COST

	September 30, 2007			December 31, 2006
	Cost	Accumulated depreciation	Net book value	Net book value
Computer equipment	$ 397,224	$ 158,946	$ 238,278	$ 208,496
Office equipment	129,134	33,611	95,523	59,181
Motor vehicles	339,577	211,948	127,629	233,478
Website development costs	3,771,434	440,702	3,330,732	2,644,210
	$ 4,637,369	$ 845,207	$ 3,792,162	$ 3,145,365

6. RELATED PARTY TRANSACTIONS

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

	September 30, 2007	December 31, 2006
Amount due from Beijing Anli Information and Consulting Company ("Anli"), net of bad debt provision of $33,259 [i]	$ 159,626	$ 153,501

[i] Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $159,626 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. The loan was subsequently extended. On October 31, 2006, the loan was extended for another one-year term and is due on or before October 31, 2007. At September 30, 2007, the loan was collateralized by the shares of the Company owned by Anli. The Company's subsidiary, CEN Smart rents its office space from Anli. The Company paid rent of $5,621 (2006: $5,003) and $16,042 ($15,009) for the three-month and nine-month periods ended September 30, 2007.

BDR Investments Ltd. ("BDR") is controlled by a director/officer of the Company. The Company rents office space from BDR. Included in accounts payable, there was an amount due to BDR of $1,812 as at September 30, 2007. The Company paid rent of $6,714 (2006: $4,350) and $16,315 (2006: $13,875) for the three-month and nine- month periods ended September 30, 2007.

The Company paid management fees to a corporation controlled by an officer of the Company. The Company paid $32,146 (2006: $27,618) and $79,726 (2006: $50,743) for the three-month and nine-month periods ended September 30, 2007.

7. LOANS PAYABLE

	September 30, 2007	December 31, 2006
Automobile loan [i]	$ 574	$ 13,688

[i] The loan is due on November 14, 2007 with interest bearing at 5.58% per annum and is secured by one automobile.

8. SHARE CAPITAL, WARRANTS AND STOCK OPTIONS

(a) Share Capital

There was no movement of share capital for the nine months ended September 30, 2007.

(b) Options

Changes in outstanding stock options were as follows:

	Number of Shares	Weighted Average Exercise Price Per Share (USD)	Weighted Average Exercise Price Per Share (CND)
Balance, December 31, 2005	3,164,900	$ 0.66	$ 0.89
Options granted	704,000	0.94	1.05
Options exercised	(167,500)	0.75	0.86
Options cancelled	(527,400)	0.70	0.79
Balance, December 31, 2006	3,174,000	0.70	0.92
Options granted	500,000	0.64	0.60
Balance, September 30, 2007	3,674,000	0.69	0.87

On August 20, 2007, the Company granted incentive stock options for 400,000 shares at a price of $0.64 per share exercisable up to August 20, 2012 to two directors, an employee and a consultant. All the options were vested immediately.

8. SHARE CAPITAL, WARRANTS AND STOCK OPTIONS - Continued

(b) Options - Continued

On August 20, 2007, the Company granted incentive stock options for 100,000 shares at a price of $0.64 per share exercisable up to August 20, 2008 to a consultant. 25% of the options are vested on the date of grant and 25% of the options are vested every three months thereafter for 9 months.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

Risk free interest rate	4.27% - 4.29%
Expected life of options in years	1 to 5 years
Expected volatility	78.2%
Dividend per share	$0.00

The following table summarizes the stock options outstanding at September 30, 2007:

Range of Exercise Prices (USD)	Range of Exercise Prices (CND)	Number Outstanding at September 30, 2007	Weighted Average Remaining Contractual Life (Years)	Number Exercisable at September 30, 2007
$ 0.43	$ 0.50	150,000	3.03	150,000
0.62	0.65	1,370,000	2.66	1,295,000
0.67	0.90	100,000	1.54	100,000
0.78	1.05	2,054,000	1.80	2,054,000
$0.43 - $0.78	$0.50 - $1.05	3,674,000	2.28	3,599,000

During the nine months ended September 30, 2007, the weighted average grant date fair value of options granted during the period was $0.292 and compensation expense of $224,013 (2006: $1,364,485) was recognized for options previously granted and vesting over time using the Black-Scholes option pricing model with the assumptions disclosed in the annual audited consolidated financial statements and the interim quarterly financial statements.

The fair value of each option vested was estimated at the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions.

8. SHARE CAPITAL, WARRANTS AND STOCK OPTIONS - Continued

(c) Warrants

Changes in outstanding warrants were as follows:

Number of warrants outstanding as at January 1, 2006	Issued during the period	Number of warrants expired/exercised during the period	Balance of warrants outstanding as at December 31, 2006	Exercised price per warrant (CND)	Exercised price per warrant (USD)	Expiry date
481,926	-	(24,430)	457,496	$ 0.72	$ 0.58	January 17, 2008
42,401	-	-	42,401	1.14	0.94	January 17, 2008
524,327	-	(24,430)	499,897			

Number of warrants outstanding as at January 1, 2007	Issued during the period	Number of warrants expired/exercised during the period	Balance of warrants outstanding as at September 30, 2007	Exercised price per warrant (CND)	Exercised price per warrant (USD)	Expiry date
457,496	-	-	457,496	$ 0.72	$ 0.58	January 17, 2008
42,401	-	-	42,401	1.14	0.94	January 17, 2008
499,897	-	-	499,897			

[i] Warrants granted on January 17, 2005 which has an expiry date on January 17, 2007 have been extended for another year to January 18, 2008.

9. DISCONTINUED OPERATIONS

On April 25, 2006, the Company reached an agreement to sell a subsidiary, Northern Education Books Ltd. ("NEB") for $1.07 million (C$1.2 million). The Company received cash of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195). The remaining proceeds comprise a one year promissory note of $351,930 (C$400,000). The Company has provided a full allowance against the balance of the unpaid proceeds of $351,930 as its collection is uncertain. The gain on sale of NEB was $280,296.

Loss from NEB for the period ended April 25, 2006 is summarized as follows:

Revenue	$	2,142
Cost of sales		(1,586)
		556
Operating expenses		(36,464)
Net loss	$	(35,908)

The gain on disposal of NEB, together with the related assets and liabilities disposed of, is as follows:

Sales proceeds		$	1,074,911
Less:	Current assets		(504,478)
	Fixed assets		(1,074,467)
	Current liabilities		1,136,260
Gain on disposal of NEB			632,226
Provision for bad debt			(351,930)
Net gain on disposal of NEB		$	280,296

10. FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income tax payable and loans payable approximate their fair value due to the short-term nature of these instruments. It is not practical to determine the fair value of the amounts due from related parties with sufficient reliability due to the nature of the financial instruments, the absence of secondary markets and the significant cost of obtaining outside appraisals.

10. FINANCIAL INSTRUMENTS - Continued

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the ongoing evaluations of its debts and the monitoring of their financial condition to ensure collections and to minimize losses.

The majority of the Company's assets, liabilities, revenues and expenses are denominated in Renminbi, which was tied to the US Dollar and is now tied to a basket of currencies of China's largest trading partners, is not a freely convertible currency. The appreciation of the Renminbi against the US Dollar would result in an increase in the assets, liabilities, revenues and expenses of the Company and a foreign currency gain included in comprehensive income. Conversely, the devaluation of the Renminbi against the US Dollar would result in a decrease in the assets, liabilities, revenues and expenses of the Company and a foreign currency loss included in comprehensive income. At September 30, 2007, approximately $485,453 of the cash and cash equivalents were held in Renminbi. The Company is not subject to significant interest risk.

11. SEGMENTED INFORMATION

The Company has one reporting segment.

The Company's head office is located in Vancouver, British Columbia, Canada. The operations of the Company are primarily in two geographic areas: Canada and China. All of the Company's revenue is generated in China. All goodwill and majority of all of the capital assets are located in China. A summary of geographical information for the Company's assets and net loss for the years is as follows:

	September 30, 2007	December 31, 2006
Assets		
Canada	$ 96,787	$ 1,900,902
China	8,650,279	7,989,674
Total assets	$ 8,747,066	$ 9,890,576

11. SEGMENTED INFORMATION - Continued

	September 30, 2007	December 31, 2006
Net loss		
Canada	$ (1,138,286)	$ (1,721,928)
China	(538,344)	(846,459)
Net loss for the period	$ (1,676,630)	$ (2,568,387)

12. COMPARATIVES

Certain comparative figures have been reclassified to conform with the current year presentation. These reclassifications have not had an impact on results of operations for the period.

13. COMMITMENTS

(i) Today's Teachers Technology & Culture Ltd. ("TTTC")

As part of the consideration for acquiring an additional 13% interest in TTTC, the Company agreed to pay $99,788 (RMB 790,000) over four years with $25,263 (RMB 200,000) paid in March 2007, $25,263 (RMB 200,000) due on or before December 31, 2007, $25,262 (RMB 200,000) due on or before December 31, 2008 and $24,000 (RMB 190,000) due on or before December 31, 2009.

TTTC entered into an agreement with a Chinese government agency to reference its name in the Company's internet training website, whereby the Company agreed to pay $151,900 (RMB1,200,000) per year until 2009 and $63,300 (RMB500,000) in 2010.

The Company has commitments in respect of office and warehouse leases in China requiring the following payments:

2007	$ 29,259
2008	3,392
Total	$ 32,651

14. SUBSEQUENT EVENTS

On October 24, 2007, the Company completed a non-brokered private equity placement of CDN $288,900 for 481,500 Units. Each Unit consists of one restricted common share in capital stock of the Company and one-half of one common share purchase warrant at a price of $0.60 per Unit. The shares issued will be subject to a hold period trading restriction expiring on February 28, 2008. The warrants can be exercised to purchase an additional 240,750 common shares at $0.80 per share until April 24, 2008 and at $1.00 per share thereafter until expiry on October 24, 2008.

On October 26, 2007, the Company granted incentive stock options for 100,000 shares at a price of $0.72 (C$0.70) per share exercisable up to October 26, 2012 to an officer. The options were vested immediately.

CHINA EDUCATION RESOURCES INC.

(formerly China Ventures Inc.)

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING

OF SHAREHOLDERS

To Be Held
at 10:00 a.m. (Vancouver time)
Friday, June 30, 2006

In the Seymour Room, The Hyatt Regency Vancouver
655 Burrard Street
Vancouver, British Columbia

RECEIVED

2008 MAR 11 A 8:17

CHINA EDUCATION RESOURCES INC.
Suite 1118, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (the "Shareholders") of common shares of **CHINA EDUCATION RESOURCES INC.** (the "Company") will be held in the Seymour Room, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, at 10:00 a.m., Vancouver time, on June 30, 2006, for the following purposes:

1. To receive the report of the directors of the Company;
2. To receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2005, together with the auditors' report thereon;
3. To elect directors of the Company for the ensuing year;
4. To appoint the auditors of the Company for the ensuing year;
5. To authorize the directors to fix the auditors' remuneration;
6. To re-approve the Company's rolling 10% Stock Option Plan; and
7. To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

An Information Circular, a form of Proxy and a copy of the Company's audited financial statements for the year ended December 31, 2005 and the corresponding Management discussion and analysis accompany this Notice of Meeting. The Information Circular contains details of matters to be considered at the Meeting.

The board of directors of the Company has fixed May 18, 2006 as the record date for determining the Shareholders who are entitled to vote at the Meeting. Only Shareholders at the close of business on May 18, 2006 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company's registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on June 28, 2006) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile should be sent to Computershare Trust Company of Canada, Attention: Proxy Department, at toll free 1-866-249-7775 (within North America) or 1-416-263-9524 (outside of North America).

DATED at Vancouver, British Columbia this 29th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

signed "Ronald Shon"

Ronald C. Shon, President and a Director

CHINA EDUCATION RESOURCES INC.

Suite 1118, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

INFORMATION CIRCULAR
as of May 25, 2006

This Information Circular is being furnished to the holders (the "Shareholders") of common shares ("Common Shares") of China Education Resources Inc. (the "Company") in connection with the solicitation of proxies by management of the Company for use at the annual general meeting (the "Meeting") of the Shareholders to be held on June 30, 2006 at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. Unless otherwise noted, information in this Information Circular is given as of May 25, 2006.

SOLICITATION OF PROXIES

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers or employees of the Company. All costs of solicitation by management of the Company will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy for use at the Meeting are the President and a director of the Company and the Chairman and a director of the Company.

A Shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a Shareholder, to attend and act as proxyholder on the Shareholder's behalf other than the persons named in the enclosed form of proxy. If a Shareholder does not wish to appoint either person named in the enclosed form of proxy, the Shareholder should strike out the names of the proxyholders so indicated and insert in the blank space provided the name and address of the person whom the Shareholder wishes to appoint as proxyholder.

A Shareholder that has given a proxy may revoke it by:

(a) signing a form of proxy bearing a later date and depositing it as provided under "Deposit of Proxy" below;

(b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under "Validity of Proxy" below) and delivering such notice to the Company's registrar and transfer agent at the address set forth in the accompanying Notice of Meeting, at any time up to and including the last business day preceding the date (the "Meeting Date") of the Meeting or to the Chairman of the Meeting on the Meeting Date;

(c) attending the Meeting in person and registering with the scrutineer thereat as a Shareholder present in person and signing and dating a written notice of revocation; or

(d) any other manner permitted at law.

Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

VOTING OF SHARES REPRESENTED BY PROXY

If the instructions as to voting indicated on a form of proxy deposited as provided for herein are certain, all of the Common Shares represented by such proxy will be voted or withheld from voting at the Meeting or any adjournment thereof in accordance with the instructions of the Shareholder on any ballot or poll that may be called for. A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting. If a Shareholder wishes to deny the grant of such discretionary authority, the form of proxy must be marked accordingly.

IF A CHOICE IS NOT SPECIFIED WITH RESPECT TO ANY SUCH MATTER, THE COMMON SHARES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO THEREIN.

VALIDITY OF PROXY

A form of proxy will not be valid unless it is signed by the registered Shareholder or Shareholders, as listed in the register of Shareholders maintained by the Company's registrar and transfer agent, or by the Shareholder's attorney duly authorized in writing. In the case of a Shareholder that is a corporation, a proxy will not be valid unless it is executed by a duly authorized officer or agent of, or attorney for, such corporate Shareholder. If a proxy is executed by an attorney or agent for an individual Shareholder, or by an officer, attorney, agent or authorized representative of a corporate Shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the form of proxy. If the form of proxy is not dated, it shall be deemed to be dated on the day on which it was mailed by management of the Company.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the Shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

DEPOSIT OF PROXY

In order to be valid and effective, an instrument appointing a proxyholder must be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on June 21, 2005) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J

2Y1. Proxies delivered by facsimile should be sent to Computershare Trust Company of Canada, Attention: Proxy Department, at toll free 1-866-249-7775 (within North America) or 1-416-263-9524 (outside of North America).

All non-registered Shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or other intermediary.

NOTICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders as a substantial number of the Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose name appear on the records of the Company as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name of The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers for their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. The Company does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed proxies as directed by ADP well in advance of the Meeting.**

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBO's") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBO's"). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101") issuers may request and obtain a list of their NOBO's from intermediaries via their transfer agents.

Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to such NOBO's. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.
The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO's. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form ("VIF") from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF's received from the Company's NOBO's and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF's they receive.

The Company's OBO's can expect to be contacted by ADP or their brokers or their broker's agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. **Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value and 100,000,000 Preferred Shares of the Company without par value. At the annual general meeting of the Company held on June 24, 2004, the Shareholders approved the consolidation (the "Consolidation") of the issued and outstanding Common Shares on the basis of every five Common Shares being consolidated into one Common Share. As of May 25, 2006, there were issued and outstanding a total of 36,670,639 Common Shares (on a post-Consolidation basis), each of which is entitled to one vote at the Meeting, and there were no Preferred Shares of the Company outstanding. Only Shareholders of record at the close of business on May 18, 2006, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein, will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of any two persons, each being a Shareholder or a duly appointed proxyholder, holding not less than 5% of the issued Common Shares entitled to be voted at the Meeting, is necessary to convene the Meeting. Pursuant to the *Business Corporations Act* (British Columbia), each of the resolutions that will be placed before the Meeting will be ordinary resolutions requiring for their approval a simple majority of the votes cast in respect of the resolution.

To the knowledge of the directors and executive officers of the Company, only the following person owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Chengfeng Zhou	6,459,426[1]	17.61%

(1) This number is reported on a post-Consolidation basis.

ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to elect five directors to succeed the present directors whose term of office will expire at the conclusion of the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the enclosed form of proxy intend to vote for the election of these nominees. Each director elected will hold office until the dissolution of the meeting at which his successor is elected, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Business Corporations Act* (British Columbia). The following information concerning the nominees, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the individual nominees or obtained through public filings by such nominees:

Name, Province or State of Residence and Office Held	Principal Occupation or Employment[1]	Date of Appointment as Director	Number of Common Shares
William C. Calvin[2][3] British Columbia, Canada Director	Consultant, retired partner, PricewaterhouseCoopers LLP (accounting firm)	May 4, 2004	Nil
Jeffrey Munks[2][3] California, U.S.A. Director	Senior Program Manager, United States Navy since 2002, formerly CEO of Arista Knowledge Systems (1997 – 2000)	October 19, 2005	Nil
Wang Li Beijing, China Director	Executive Director, Stock Exchange Executive Council (China) (investment banking firm)	March 11, 2002	Nil
Ronald Shon[2] British Columbia, Canada President and Director	President of the Company	March 31, 2000	2,903,323[4][5]
Chengfeng Zhou British Columbia, Canada Chairman of the Board and Director	Chairman of the Board and CEO of the Company	March 31, 2000	6,459,426[4]

(1) Unless otherwise stated above, each nominee named above has held the principal occupation or employment indicated for at least five years.
(2) Member of the Audit Committee.
(3) Member of the Compensation and Governance Committee.
(4) These numbers are reported on a post-Consolidation basis.
(5) Mr. Shon holds 150,000 shares directly and the balance is held indirectly.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management proposes to reappoint Ernst & Young LLP, Chartered Accountants, ("Ernst & Young") of Vancouver, British Columbia, the present auditors, as the auditors of the Company to hold office until the

close of the next annual general meeting of the Shareholders at a remuneration to be fixed by the directors of the Company. Ernst & Young were first appointed auditors of the Company on January 4, 2005. Prior to the appointment of Ernst & Young, MacKay LLP, Chartered Accountants, ("MacKay") acted as auditors of the Company from December 19, 2002 to January 4, 2005. There are no reportable disagreements between the Company and MacKay and MacKay has not given any adverse or qualified opinion, or denied any opinion, in respect of the financial years of the Company ended December 31, 2003 and December 31, 2004.

RE-APPROVAL OF 10% ROLLING STOCK OPTION PLAN

Pursuant to the policies of the Exchange, shareholders are required to approve on a yearly basis stock option plans which have a "rolling plan" ceiling. Under the terms of the Amended 2003 Option Plan, the maximum number of Common Shares which may be granted under the Amended 2003 Option Plan, together with the Common Shares reserved for issuance under the March 31, 2000 Stock Option Plan and the August 17, 2000 Stock Option Plan of the Company (the "Existing Plans"), would be equal to 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis). Accordingly, at the Meeting the Shareholders will be asked to re-adopt and re-approve the Amended 2003 Option Plan. The Amended 2003 Option Plan complies with the requirements of the TSX Venture Exchange's (the "Exchange") Policy 4.4 *Incentive Stock Options* as it relates to Tier 1 issuers. As of May 25, 2006, the Company had 2,895,000 stock options outstanding.

A copy of the Amended 2003 Option Plan may be obtained upon request from the Company at Suite 1118, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Attention: Corporate Secretary.

Management of the Company will ask the Shareholders to approve the following resolution at the Meeting:

> "BE IT RESOLVED AS AN ORDINARY RESOLUTION that subject to regulatory approval:
>
> (a) the Company's February 21, 2003 incentive stock option plan (as amended on March 26, 2004) be and is hereby re-adopted and re-approved (the "Amended 2003 Option Plan");
>
> (b) the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Amended 2003 Option Plan, entitling the option holders to purchase up to that number of Common Shares in the capital of the Company that, together with the Common Shares reserved for issuance under the Existing Plans of the Company, would equal 10% of the issued and outstanding Common Shares in the capital of the Company as at the time of the grant; and
>
> (c) the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation paid in the Company's three most recently completed financial years to the individuals who were, as at December 31, 2005 or at any time during the financial year, the Chief Executive Officer (or acted in a similar capacity) and the Chief Financial Officer (collectively, the "Named Executive Officers"). There were no executive officers of the Company whose total salary and bonus during the financial year ended December 31, 2005 exceeded $150,000.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other ($)	Securities Under Options (#)	Restricted Shares ($)	LTIP Payouts ($)	All Other Compensation ($)
Ronald Shon	2005	90,000	Nil	Nil	100,000	Nil	Nil	Nil
President and Director	2004	90,000	Nil	Nil	Nil	Nil	Nil	Nil
	2003	90,000	Nil	Nil	700,000[1]	Nil	Nil	Nil
Chengfeng Zhou	2005	90,000	Nil	Nil	120,000	Nil	Nil	Nil
Chairman of the Board and Director	2004	90,000	Nil	Nil	Nil	Nil	Nil	Nil
	2003	90,000	Nil	Nil	250,000[1]	Nil	Nil	Nil
Mary Chin[2]	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Former Chief Financial Officer and	2004	79,765	Nil	Nil	60,000[1]	Nil	Nil	Nil
Corporate Secretary	2003	42,414	Nil	Nil	Nil	Nil	Nil	Nil

(1) These numbers are reported on a post-Consolidation basis.

(2) Mary Chin was appointed Chief Financial Officer and Corporate Secretary on July 15, 2003. Ms. Chin resigned as Chief Financial Officer and Corporate Secretary on January 7, 2005.

Long Term Incentive Plan

A long term incentive plan ("LTIP") is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2005.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer's shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2005.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth details of all stock options to purchase Common Shares that were granted to the Named Executive Officers during the financial year ended December 31, 2005.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Ronald Shon	100,000	6.07%	$1.05	$0.56	Oct 20, 2010
Chengfeng Zhou	20,000/100,000	7.29%	$0.60/$1.05	$0.54/$0.56	Feb 15/Oct 20, 2010

The following table sets out options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the financial year end value of stock options held by the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options At Financial Year-End Exercisable/Unexercisable (#)	Value of Unexercised in the Money Options at Financial Year-End[(2)] Exercisable/Unexercisable ($)
Ronald Shon	Nil	N/A	700,000[(1)]	Nil
Chengfeng Zhou	Nil	N/A	270,000[(1)]	4,400

(1) These numbers are reported on a post-Consolidation basis.
(2) Value using the closing price of common shares of the Company on the Exchange on December 30, 2005, being the last trading day of the Company's shares for the financial year, of $0.82 per share, less the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any compensatory plans or arrangements or employment agreements with the Named Executive Officers with respect to such Named Executive Officer's resignation, retirement or other termination of employment or a change of control of the Company.

Compensation of Directors

The Company does not compensate its directors in their capacities as such. Incentive stock options to certain of the Company's directors may be granted during the fiscal year, the details of which are set out in the following tables.

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2005:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Under Options Granted (#)*	*% of Total Options Granted to Employees in Financial Year*[1]	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options on the Date of Grant ($/Security)*	*Expiration Date*
Directors who are	100,000	6.07%	$0.75	$0.55	Feb 15, 2010
not Named	350,000	21.27%	$1.05	$0.56	Oct 20, 2010
Executive Officers	100,000	6.07%	$0.75	$0.56	Oct 20, 2010

(1) Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2005, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)*[1]	*Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options at Financial Year-End ($)*[2] *Exercisable/ Unexercisable*
Directors who are not Named Executive Officers	N/A	N/A	550,000	24,000

(1) Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2) Value using the closing price of common shares of the Company on the Exchange on December 30, 2005, being the last trading day of the Company's shares for the financial year, of $0.82 per share, less the exercise price per share.

CORPORATE GOVERNANCE

The Board reviews, evaluates and modifies its governance program to ensure it meets the Exchange's corporate governance disclosure requirements and guidelines. A detailed comparison of the Company's governance procedures compared with these requirements and guidelines is found in Schedule A.

AUDIT COMMITTEE

Audit Committee

The audit committee to the Company's fiscal year ended December 31, 2005 consisted of William C. Calvin, William Chang and Ronald Shon. As of the date of this information circular, the audit committee currently consists of William C. Calvin, Jeffrey Munks and Ronald Shon. Both Messrs. Calvin and Munks are independent directors. The board has determined that the relevant business experience,

education and professional standings of all three gentlemen make them suitable to adequately perform their duties as audit committee members.

Audit Committee Charter

The text of the audit committee's charter is attached as Schedule "B";

Independence

Multilateral Instrument 52-110 "Audit Committees" ("MI 52-110") provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment. All of the members of the audit committee of the Company are "independent" as that term is defined, with the exception of Ronald Shon who is an executive officer of the Company.

Financial Literacy

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. All of the directors of the Company are financially literate as that term is defined.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[(1)]	Audit Related Fees[(2)]	Tax Fees[(3)]	All Other Fees[(4)]
2005	$178,245	Nil	$Nil	$29,826
2004	$154,458	$17,896	$Nil	$29,826

(1) The aggregate audit fees billed.
(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees".
(3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees".

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all equity compensation plans of the Company as of December 31, 2005. The equity compensation plans of the Company include the March 31, 2000 Option Plan, the August 17, 2000 Option Plan (the "Existing Plans") and the Amended 2003 Stock Option Plan.

Table of Equity Compensation Plan Information as of December 31, 2005

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders			
Amended 2003 Option Plan	1,259,200 Common Shares(1)	$0.93	283,318 Common Shares(1)
Equity Compensation Plans Not Approved By Securityholders			
March 31, 2000 Option Plan(2)	993,200 Common Shares(1)	$0.84	6,800 Common Shares(1)
August 17, 2000 Option Plan(2)	912,500 Common Shares(1)	$0.90	87,500 Common Shares(1)
Total	**3,164,900 Common Shares(1)**	$1.02	**377,618 Common Shares(1)**

(1) These numbers are reported on a post-Consolidation basis.
(2) The Existing Plans

The Existing Plans each provide for the issuance of stock options to acquire up to a maximum of 1,000,000 Common Shares (on a post-Consolidation basis). The Amended 2003 Option Plan provides for the issuance of stock options to acquire up to that number of the Common Shares (the "Plan Ceiling") which, together with the number of Common Shares reserved for issuance under the March 31, 2000 Option Plan and the August 17, 2000 Option Plan, would equal 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis). This is a "rolling" Plan Ceiling as the number of Common Shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding Common Shares increases.

The Existing Plans and the Amended 2003 Option Plan complies with the requirements of the Exchange's Policy 4.4 *Incentive Stock Options* as it relates to Tier 1 issuers. The aggregate number of Common Shares reserved for issuance to any person under the Existing Plans and the Amended 2003 Option Plan may not exceed 5% of the number of outstanding Common Shares on a non-diluted basis. The aggregate number of stock options granted under the Existing Plans and the Amended 2003 Option Plan within a one-year period: (a) to any one optionee, may not exceed 5% of the outstanding Common Shares; (b) to any one consultant to the Company, may not exceed 2% of the outstanding Common Shares; and (c) to any one employee of the Company providing investor relations activities (as defined by the policies of the Exchange) may not exceed 2% of the outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and employees and former directors is, as of May 25, 2006, indebted to either the Company or any of its subsidiaries nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

None of the directors or executive officers of the Company, no nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of the Company's last completed financial year been indebted to the Company or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, except as described herein, no director or executive officer of the Company, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company (each of the foregoing being an "Informed Person"), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company's last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Company, other than as described herein, no director or executive officer of the Company at any time since the beginning of the last completed financial year of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company has no management agreements with persons who are not officers or directors of the Company.

OTHER BUSINESS

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the accompanying Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information regarding the Company is provided in the consolidated financial statements of the Company for its financial year ended December 31, 2005 and the auditors' report thereon together with the corresponding management discussion and analysis. Copies of the consolidated financial statements, as well as additional copies of this Information Circular, may be obtained upon request from the Company at Suite 1118, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Attention: Corporate Secretary.

APPROVAL OF DIRECTORS

The contents and the sending of the accompanying Notice of Meeting, Information Circular, Proxy, Reply Card, Financial Statements for the year ended December 31, 2006 and accompanying management discussion and analysis have been approved by the Board.

DATED at Vancouver, British Columbia, this 25th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

(signed)

RONALD C. SHON
President and a Director

SCHEDULE A

CHINA EDUCATION RESOURCES INC. (the "Company")
CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Company with respect to the TSX Venture Exchange (the "Exchange") requirements and guidelines, including the guidelines published by the Toronto Stock Exchange. References to the "Board" refer to the board of directors of the Company, references to the "Shareholders" refer to the shareholders of the Company and references to the "Meeting" refer to the 2006 annual general meeting of the Shareholders.

Guidelines	The Company's Governance Procedures
1. The Board should explicitly assume responsibility for the stewardship of the Company, including:	The role of the Board is to oversee the conduct of the Company's business. The Board delegates to management the authority and responsibility for the daily conduct of the business and affairs of the Company.
(a) adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	The Board has approved the core business principles for the operation of the Company, as developed by senior management. The Company has not completed a formal long term strategic plan.
(b) identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks;	The Board has, with input from senior management, identified the principal risks of the Company's business. At least one board meeting per year is conducted for the purpose of dealing with strategic planning and risk assessment. There are informal systems in place to manage these risks.
(c) succession planning, including appointing, training and monitoring senior management;	The Board has delegated responsibility for the system of succession planning, including appointing, training and monitoring senior management, to the Compensation and Governance Committee of the Board. All appointments of senior management are approved by the Board.
(d) the Company's communications policy; and	The Company communicates with the Shareholders through statutory filings and mailings, press releases, and Shareholders' meetings and, other methods as appropriate. In addition to annual general meetings, other meetings are held from time to time with Shareholders, various investors, investment analysts, and investment institutions. Shareholder inquiries are directed to and dealt with by senior management.
(e) integrity of the Company's internal control and management information systems.	The Board has delegated responsibility for the integrity of the Company's internal control and management information systems to the Audit Committee of the Board.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	The Board is currently comprised of five directors all of whom have been nominated for re-election. Of the five directors on the Board, there are currently three unrelated directors.

Guidelines	The Company's Governance Procedures
3. The Board shall disclose the analysis of the application of the principles supporting the conclusion in guideline 2 above, including the composition of the Board, basis of determining whether a director is unrelated and representation of shareholder interests.	Those directors who hold management positions with the Company and those with business relationships with the Company, exclusive of their position on the Board and interests as shareholders, were deemed to be related directors. Accordingly, Messrs. William Calvin and Jeffrey Munks and Wang Li are considered unrelated directors.
4. The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	The Board has delegated responsibility for nominating new directors to the Board and for assessing directors on an ongoing basis to the Compensation and Governance Committee.
5. The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	The Board has delegated responsibility for assessing the effectiveness of the Board, committees and individual directors to the Compensation and Governance Committee.
6. Existence of an orientation and education program for new recruits to the Board.	The Board has delegated responsibility for providing orientation and education programs for new directors to the Compensation and Governance Committee.
7. The Board should review its size and implement a program to establish a Board size which facilitates effective decision-making.	The Board reviews the contributions of the directors and considers whether the size of the Board promotes effective decision-making and provides sufficient directors to carry out its duties efficiently while presenting a diversity of views and experience. The Board considers that its current size and composition meet these requirements. The Board currently has an Audit Committee and a Compensation and Governance Committee. See guideline 9 below.
8. Adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being a director.	The Board has delegated responsibility for the review of compensation of directors to the Compensation and Governance Committee of the Board. In determining directors' remuneration, the Compensation and Governance Committee considers, among other factors, time commitment and risks and responsibilities.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	The Company currently has two committees of the Board: 1. Audit Committee comprising three directors, two of whom are unrelated directors. 2. Compensation and Governance Committee comprising two directors, one of whom is an unrelated director.

Guidelines	The Company's Governance Procedures
10. The Board (or a committee of the Board) should be responsible for developing the Company's approach to governance issues, including the Exchange requirements and guidelines.	The Board has delegated responsibility for reviewing the overall governance principles of the Company to the Compensation and Governance Committee.
11. The Board should develop, together with the CEO, position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the Board should develop corporate objectives for which the CEO is responsible for meeting and assess the CEO against these objectives.	The Compnay's CEO is Mr. Chengfeng Zhou. Position descriptions for the Board are reviewed on an annual basis, both by the Board and the Compensation and Governance Committee. Responsibilities of the Compensation and Governance Committee include review and recommendations to the Board concerning compensation of the Company's senior officers and Board members. The Board expects the senior management of the Company to report on the business and affairs of the Company at each meeting of the Board.
12. The Board should implement structures and procedures to ensure that the Board can function independently of management, including:	
(a) appointing a Chair who is not a member of management or appointing an outside director as lead director; and	Chengfeng Zhou is the Chairman of the Board as well as the Chief Executive Officer. Mr. Jeffrey Munks, an outside director
(b) meetings of the Board without management present.	The Board may meet without management present as and when required.
13. (a) The Audit Committee of the Board should be composed of only unrelated directors. All members of the Audit Committee should be financially literate and at least one member should have accounting or related financial expertise, as determined by the Board.	The Audit Committee of the Board is comprised of three directors, two of whom are unrelated directors. All members have accounting or related financial expertise by virtue of their current or former positions as directors and executive officers of other corporations whether private or publicly-traded.
(b) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Through an informal procedure, the Audit Committee has absolute authority to communicate directly with the Company's auditors to discuss and review specific issues as appropriate. The Audit Committee reviews, with the Company's auditors and management, the Company's financial reporting practices, procedures and internal controls and reviews the Company's audited financial statements prior to their submission to the Board for approval.

Guidelines	The Company's Governance Procedures
(c) The Audit Committee's duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	The Audit Committee meets at least annually with management and the external auditors to review and approve the Company's financial statements, financial reporting practices, procedures and internal controls.
14. The Board should adopt a charter for the Audit Committee which sets out the roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Through an informal procedure, the Board has set out roles and responsibilities for the Audit Committee which generally include: 1. the review and assessment of the effectiveness of management's policies and practices concerning financial reporting; 2. the review and monitoring of management's internal control procedures and assessment of the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Company; and 3. consideration of the external auditor and audit procedures.
15. Existence of a system which enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.	Generally, there is an informal procedure which enables an individual director to engage an outside advisor, at the expense of the Company, upon request at a meeting of the Board.

SCHEDULE B
CHINA EDUCATION RESOURCES INC. (the "Company")

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:

(i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii) the auditors report, if any, prepared in relation to those financial statements,

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d) recommend to the board of directors:

the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

the compensation of the external auditor

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g) monitor the management of the principal risks that could impact the financial reporting of the Company,

(h) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company's board of directors, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment. All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1. reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors meeting; and

2. reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F1 in any annual information form prepared by the Company.

CHINA EDUCATION RESOURCES INC.

(formerly China Ventures Inc.)

NOTICE OF MEETING

AND

INFORMATION CIRCULAR

FOR THE

ANNUAL GENERAL MEETING

OF SHAREHOLDERS

To Be Held
at 2:00 p.m. (Vancouver time)
Friday, June 29, 2007

In the Brighton Room, The Hyatt Regency Vancouver
655 Burrard Street
Vancouver, British Columbia

CHINA EDUCATION RESOURCES INC.
Suite 1118, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

RECEIVED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (the "Shareholders") of common shares of **CHINA EDUCATION RESOURCES INC.** (the "Company") will be held in the Brighton Room, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, at 2:00 p.m., Vancouver time, on June 29, 2007, for the following purposes:

1. To receive the report of the directors of the Company;
2. To receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2006, together with the auditors' report thereon;
3. To elect directors of the Company for the ensuing year;
4. To appoint the auditors of the Company for the ensuing year;
5. To authorize the directors to fix the auditors' remuneration;
6. To re-approve the Company's rolling 10% Stock Option Plan; and
7. To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

An Information Circular, a form of Proxy and a copy of the Company's audited financial statements for the year ended December 31, 2006 and the corresponding Management discussion and analysis accompany this Notice of Meeting. The Information Circular contains details of matters to be considered at the Meeting.

The board of directors of the Company has fixed May 23, 2007 as the record date for determining the Shareholders who are entitled to vote at the Meeting. Only Shareholders at the close of business on May 23, 2007 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company's registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 2:00 p.m., Vancouver time, on June 27, 2007) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile should be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-866-249-7775 (within North America) or 1-416-263-9524 (outside of North America).

DATED at Vancouver, British Columbia this 29th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

signed "Ronald Shon"

Ronald C. Shon, President and a Director

CHINA EDUCATION RESOURCES INC.

Suite 1118, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

INFORMATION CIRCULAR
as of May 29, 2007

This Information Circular is being furnished to the holders (the "Shareholders") of common shares ("Common Shares") of China Education Resources Inc. (the "Company") in connection with the solicitation of proxies by management of the Company for use at the annual general meeting (the "Meeting") of the Shareholders to be held on June 29, 2007 at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. Unless otherwise noted, information in this Information Circular is given as of May 29, 2007.

SOLICITATION OF PROXIES

While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers or employees of the Company. All costs of solicitation by management of the Company will be borne by the Company.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy for use at the Meeting are the President and a director of the Company and the Chairman and a director of the Company.

A Shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a Shareholder, to attend and act as proxyholder on the Shareholder's behalf other than the persons named in the enclosed form of proxy. If a Shareholder does not wish to appoint either person named in the enclosed form of proxy, the Shareholder should strike out the names of the proxyholders so indicated and insert in the blank space provided the name and address of the person whom the Shareholder wishes to appoint as proxyholder.

A Shareholder that has given a proxy may revoke it by:

(a) signing a form of proxy bearing a later date and depositing it as provided under "Deposit of Proxy" below;

(b) signing and dating a written notice of revocation (in the same manner as required for the enclosed form of proxy to be executed, as set out under "Validity of Proxy" below) and delivering such notice to the Company's registrar and transfer agent at the address set forth in the accompanying Notice of Meeting, at any time up to and including the last business day preceding the date (the "Meeting Date") of the Meeting or to the Chairman of the Meeting on the Meeting Date;

(c) attending the Meeting in person and registering with the scrutineer thereat as a Shareholder present in person and signing and dating a written notice of revocation; or

(d) any other manner permitted at law.

Any such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority conferred by a previously deposited proxy.

VOTING OF SHARES REPRESENTED BY PROXY

If the instructions as to voting indicated on a form of proxy deposited as provided for herein are certain, all of the Common Shares represented by such proxy will be voted or withheld from voting at the Meeting or any adjournment thereof in accordance with the instructions of the Shareholder on any ballot or poll that may be called for. A proxy in the form of the enclosed form of proxy will confer discretionary authority upon the proxyholder named therein with respect to the matters identified in the enclosed Notice of Meeting and in the form of proxy for which no choice is specified and with respect to amendments and variations thereto and any other matter that may properly be brought before the Meeting. If a Shareholder wishes to deny the grant of such discretionary authority, the form of proxy must be marked accordingly.

IF A CHOICE IS NOT SPECIFIED WITH RESPECT TO ANY SUCH MATTER, THE COMMON SHARES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO THEREIN.

VALIDITY OF PROXY

A form of proxy will not be valid unless it is signed by the registered Shareholder or Shareholders, as listed in the register of Shareholders maintained by the Company's registrar and transfer agent, or by the Shareholder's attorney duly authorized in writing. In the case of a Shareholder that is a corporation, a proxy will not be valid unless it is executed by a duly authorized officer or agent of, or attorney for, such corporate Shareholder. If a proxy is executed by an attorney or agent for an individual Shareholder, or by an officer, attorney, agent or authorized representative of a corporate Shareholder, the instrument empowering the officer, attorney, agent or representative, as the case may be, or a notarial copy thereof, must be deposited along with the form of proxy. If the form of proxy is not dated, it shall be deemed to be dated on the day on which it was mailed by management of the Company.

A vote cast in accordance with the terms of a proxy will be valid notwithstanding the previous death, incapacity or bankruptcy of the Shareholder or intermediary on whose behalf the proxy was given or the revocation of the appointment, unless written notice of such death, incapacity, bankruptcy or revocation is received by the Chairman of the Meeting at any time before the vote is cast.

DEPOSIT OF PROXY

In order to be valid and effective, an instrument appointing a proxyholder must be deposited with the Company's registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 2:00 p.m., Vancouver time, on June 27, 2007) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

Proxies delivered by facsimile should be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-866-249-7775 (within North America) or 1-416-263-9524 (outside of North America).

All non-registered Shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by their broker or other intermediary.

NOTICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many Shareholders as a substantial number of the Shareholders do not hold Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name ("Beneficial Shareholders") should note that only proxies deposited by Shareholders whose name appear on the records of the Company as the registered holders of the Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name of The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Common Shares held by brokers for their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting Common Shares for their clients. The Company does not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the Common Shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed proxies as directed by ADP well in advance of the Meeting.**

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own ("Objecting Beneficial Owners", or "OBO's") and those who do not object to their identity being made known to the issuers of the securities they own ("Non-Objecting Beneficial Owners", or "NOBO's"). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers ("NI 54-101") issuers may request and obtain a list of their NOBO's from intermediaries via their transfer agents.

Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly (not via ADP) to such NOBO's. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.
The Company has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBO's. By choosing to send these materials to you directly, the Company (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result if you are a NOBO of the Company, you can expect to receive a scannable Voting Instruction Form ("VIF") from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF's received from the Company's NOBO's and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF's they receive.

The Company's OBO's can expect to be contacted by ADP or their brokers or their broker's agents as set out above.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. **Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All references to shareholders in this Information Circular and the accompanying form of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized share capital of the Company consists of an unlimited number of Common Shares without par value and 100,000,000 Preferred Shares of the Company without par value. At the annual general meeting of the Company held on June 24, 2004, the Shareholders approved the consolidation (the "Consolidation") of the issued and outstanding Common Shares on the basis of every five Common Shares being consolidated into one Common Share. As of May 29, 2007, there were issued and outstanding a total of 37,923,483 Common Shares (on a post-Consolidation basis), each of which is entitled to one vote at the Meeting, and there were no Preferred Shares of the Company outstanding. Only Shareholders of record at the close of business on May 23, 2007, who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described herein, will be entitled to vote or to have their Common Shares voted at the Meeting.

The presence in person or by proxy of any two persons, each being a Shareholder or a duly appointed proxyholder, holding not less than 5% of the issued Common Shares entitled to be voted at the Meeting, is necessary to convene the Meeting. Pursuant to the *Business Corporations Act* (British Columbia), each of the resolutions that will be placed before the Meeting will be ordinary resolutions requiring for their approval a simple majority of the votes cast in respect of the resolution.

To the knowledge of the directors and executive officers of the Company, only the following person owns, directly or indirectly, or exercises control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Chengfeng Zhou	6,459,426[(1)]	17.61%

(1) This number is reported on a post-Consolidation basis and does not include incentive stock options.

ELECTION OF DIRECTORS

At the Meeting, Shareholders will be asked to elect five directors to succeed the present directors whose term of office will expire at the conclusion of the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the enclosed form of proxy intend to vote for the election of these nominees. Each director elected will hold office until the dissolution of the meeting at which his successor is elected, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Business Corporations Act* (British Columbia). The following information concerning the nominees, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by the individual nominees or obtained through public filings by such nominees:

Name, Province or State of Residence and Office Held	Principal Occupation or Employment[(1)]	Date of Appointment as Director	Number of Common Shares
William C. Calvin[(2)(3)] British Columbia, Canada Director	Consultant, retired partner, PricewaterhouseCoopers LLP (accounting firm)	May 4, 2004	Nil
Jeffrey Munks[(2)(3)] California, U.S.A. Director	Senior Program Manager, United States Navy since 2002, formerly CEO of Arista Knowledge Systems (1997 – 2000)	October 19, 2005	Nil
Wang Li Beijing, China Director	Executive Director, Stock Exchange Executive Council (China) (investment banking firm)	March 11, 2002	Nil
Ronald Shon[(2)] British Columbia, Canada President and Director	President of the Company	March 31, 2000	2,903,323[(4)(5)]
Chengfeng Zhou British Columbia, Canada Chairman of the Board and Director	Chairman of the Board and CEO of the Company	March 31, 2000	6,459,426[(4)]

(1) Unless otherwise stated above, each nominee named above has held the principal occupation or employment indicated for at least five years.
(2) Member of the Audit Committee.
(3) Member of the Compensation and Governance Committee.
(4) These numbers are reported on a post-Consolidation basis.
(5) Mr. Shon holds 150,000 shares directly and the balance is held indirectly.

APPOINTMENT AND REMUNERATION OF AUDITORS

Management proposes to reappoint Ernst & Young LLP, Chartered Accountants, ("Ernst & Young") of Vancouver, British Columbia, the present auditors, as the auditors of the Company to hold office until the

close of the next annual general meeting of the Shareholders at remuneration to be fixed by the directors of the Company. Ernst & Young were first appointed auditors of the Company on January 4, 2005. Prior to the appointment of Ernst & Young, MacKay LLP, Chartered Accountants, ("MacKay") acted as auditors of the Company from December 19, 2002 to January 4, 2005. There were no reportable disagreements between the Company and MacKay and MacKay has not given any adverse or qualified opinion, or denied any opinion, in respect of the financial years of the Company audited by them.

RE-APPROVAL OF 10% ROLLING STOCK OPTION PLAN

Pursuant to the policies of the Exchange, shareholders are required to approve on a yearly basis stock option plans which have a "rolling plan" ceiling. Under the terms of the Amended 2003 Option Plan, the maximum number of Common Shares which may be granted under the Amended 2003 Option Plan, together with the Common Shares reserved for issuance under the March 31, 2000 Stock Option Plan and the August 17, 2000 Stock Option Plan of the Company (the "Existing Plans"), would be equal to 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis). Accordingly, at the Meeting the Shareholders will be asked to re-adopt and re-approve the Amended 2003 Option Plan. The Amended 2003 Option Plan complies with the requirements of the TSX Venture Exchange's (the "Exchange") Policy 4.4 *Incentive Stock Options* as it relates to Tier 1 issuers. As of May 29, 2007, the Company had 3,174,000 stock options outstanding.

A copy of the Amended 2003 Option Plan may be obtained upon request from the Company at Suite 1118, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Attention: Corporate Secretary.

Management of the Company will ask the Shareholders to approve the following resolution at the Meeting:

> "BE IT RESOLVED AS AN ORDINARY RESOLUTION that subject to regulatory approval:
>
> (a) the Company's February 21, 2003 incentive stock option plan (as amended) be and is hereby re-adopted and re-approved (the "Amended 2003 Option Plan");
>
> (b) the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the Amended 2003 Option Plan, entitling the option holders to purchase up to that number of Common Shares in the capital of the Company that, together with the Common Shares reserved for issuance under the Existing Plans of the Company, would equal 10% of the issued and outstanding Common Shares in the capital of the Company as at the time of the grant; and
>
> (c) the directors and officers of the Company be authorized and directed to perform all such acts and deeds and things and execute, under the seal of the Company or otherwise, all such documents, agreements and other writings as may be required to give effect to the true intent of these resolutions."

STATEMENT OF EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation paid in the Company's three most recently completed financial years to the individuals who were, as at December 31, 2006 or at any time during the financial year, a "Named Executive Officer (each an "NEO") means t he Chief Executive Officer ("CEO) and the Chief Financial Officer of the Company, or if the Company does not have an NEO, an individual which acted in a similar capacity, regardless of the amount of compensation of that individual, each of the Company's three most highly compensated officers, other than the CEO and CFO, where were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $150,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $150,000 whether or not they are an executive officer at the end of the financial year.

Summary Compensation Table

ANNUAL COMPENSATION					LONG-TERM COMPENSATION AWARDS		
Name Principal Position	Year	Salary	Bonus	Other Annual Compensation(3)	Restricted Stock Awards	Securities Underlying Options/SARs	LTIP
		($)	($)	($)	(#)	(#)	
		CDN					
Ronald Shon	2006	$142,400	0	2,900	0	Nil	
President and	2005	$90,000	0	2,900	0	100,000 options	N/A
Director	2004	$90,000	0	2,900	0	Nil	
		CDN					
C.F. Zhou	2006	$151,200	0	4,200	0	504,000 options	N/A
Chairman, CEO	2005	$90,000	0	4,200	0	120,000 options	
and Director	2004	$90,000	0	2,900	0	Nil	
		CDN					
Kathryn	2006	$64,200	0	0	0	100,000 options	N/A
Witter(1)(4)	2005	NIL	0	0	0	Nil	
CFO	2004	NIL	0	0	0	Nil	
		CDN					
Guan Hai	2006	$44,082	0	0	0	Nil	N/A
President, TTTC	2005	$38,750	$28,250	0	0	200,000 options	
	2004	$6,600	$17,633	0	0	200,000 options	
		CDN					
Vivian Pu Chen(2)	2006	$44,300		0	0	100,000 options	N/A
CFO, TTTC,	2005	$31,400	$10,000	0	0	Nil	
China Operations	2004	NIL	0	0	0	Nil	

(1) Mr. Ronald Shon was acting CFO until the appointment of Kathryn Witter in June, 2006.
(2) Vivian Pu Chen was engaged by TTTC in October, 2005.
(3) Other Annual Compensation consists of extended health and medical benefits
(4) Prior to becoming an executive officer in June 2006, Ms. Witter, through a wholly owned company, provided management consulting services to the Company for which she received options of 150,000 in 2005 and an aggregate of $22,500 in 2006, and $14,450 in cash compensation.

Long Term Incentive Plan

A long term incentive plan ("LTIP") is any plan providing compensation intended to motivate performance over a period greater than one financial year. A LTIP does not include option or stock

appreciation rights plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not have a LTIP during the recently completed fiscal year ended December 31, 2006.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right granted by an issuer or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the issuer's shares. No SARs were granted to or exercised by the Named Executive Officers during the recently completed fiscal year ended December 31, 2006.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth details of all stock options to purchase Common Shares that were granted to the Named Executive Officers during the financial year ended December 31, 2006.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Granted Under Option (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($CDN)	Market Value of Securities Underlying Options on Date of Grant ($CDN)	Expiration Date
Kathryn Witter	100,000	14.2%	$1.05	$1.01	Sept 11, 2011
Chengfeng Zhou	504,000	71.6%	$1.05	$1.01	Sept 11, 2011
Vivian Pu Chen	100,000	14.2%	$1.05	$1.01	Sept 11, 2011

The following table sets out options exercised by the Named Executive Officers during the financial year ended December 31, 2006 and the financial year end value of stock options held by the Named Executive Officers.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options At Financial Year-End Exercisable (#)	Value of Unexercised in the Money Options at Financial Year-End(1) Exercisable/Unexercisable ($CDN)
Ronald Shon	Nil	N/A	700,000	Nil
Chengfeng Zhou	Nil	N/A	774,000	1,000
Kathryn Witter	Nil	N/A	250,000	22,500
Guan Hai	Nil	N/A	400,000	10,000
Vivian Pu Chen	Nil	N/A	100,000	Nil

(1) Value using the closing price of common shares of the Company on the Exchange on December 29, 2006, being the last trading day of the Company's shares for the financial year, of $0.65 per share, less the exercise price per share.

Pension Plans

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company has not entered into any compensatory plans or arrangements or employment agreements with the Named Executive Officers with respect to such Named Executive Officer's resignation, retirement or other termination of employment or a change of control of the Company.

Compensation of Directors

The Company did not compensate its directors in their capacities as such during the last completed financial year. Incentive stock options to certain of the Company's directors may be granted during the fiscal year, the details of which are set out in the following tables.

The following stock options were granted to the directors of the Company who were not Named Executive Officers, as a group, during the last financial year ended December 31, 2006:

Option Grants in Last Financial Year to Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Under Options Granted (#)*	*% of Total Options Granted to Employees in Financial Year[1]*	*Exercise or Base Price ($/Security)*	*Market Value of Securities Underlying Options on the Date of Grant ($/Security)*	*Expiration Date*
Directors who are not Named Executive Officers	NIL	N/A	N/A	N/A	N/A

(1) Percentage of all of stock options granted during the last financial year.

The following table sets forth details of all exercises of stock options during the last financial year ended December 31, 2006, by directors who are not Named Executive Officers of the Company, as a group, and the financial year-end value of unexercised stock options on an aggregated basis:

Aggregated Option Exercises in Last Financial Year and Financial Year-End Option Values of Directors Who are Not Named Executive Officers (as a group)

Name	*Securities Acquired on Exercise (#)*	*Aggregate Value Realized ($)[1]*	*Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable*	*Value of Unexercised In-the-Money Options at Financial Year-End ($)[2] Exercisable/ Unexercisable*
Directors who are not Named Executive Officers	N/A	N/A	300,000	N/A

(1) Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.

(2) Value using the closing price of common shares of the Company on the Exchange on December 29, 2006, being the last trading day of the Company's shares for the financial year, of $0.65 per share, less the exercise price per share.

CORPORATE GOVERNANCE

The Board reviews, evaluates and modifies its governance program to ensure it meets the Exchange's corporate governance disclosure requirements and guidelines. A detailed comparison of the Company's governance procedures compared with these requirements and guidelines is found in Schedule A.

AUDIT COMMITTEE

Audit Committee

The audit committee to the Company's fiscal year ended December 31, 2006 consisted of William C. Calvin, Jeffrey Munks and Ronald Shon. As of the date of this information circular, the audit committee currently consists of William C. Calvin, Jeffrey Munks and Ronald C. Shon. The board has determined that the relevant business experience, education and professional standings of all three gentlemen make them suitable to adequately perform their duties as audit committee members.

Audit Committee Charter

The text of the audit committee's charter is attached as Schedule "B";

Independence

Multilateral Instrument 52-110 "Audit Committees" ("MI 52-110") provides that a member of an audit committee is independent if the member has no direct or indirect material relationship with the issuer, which could, in the view of the issuer's board of directors, reasonably interfere with the exercise of the member's independent judgment. All of the members of the audit committee of the Company are "independent" as that term is defined, with the exception of Ronald Shon who is an executive officer of the Company.

Financial Literacy

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. All of the directors of the Company are financially literate as that term is defined.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees[1]	Audit Related Fees[2]	Tax Fees[3]	All Other Fees[4]
2006	$190,000	Nil	$Nil	$27,500
2005	$165,000	$Nil	$Nil	$

(1) The aggregate audit fees billed (exclusive of expenses and taxes).

(2) The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements which are not included under the heading "Audit Fees".

(3) The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.

(4) The aggregate fees billed for products and services other than as set out under the headings "Audit Fees", "Audit Related Fees" and "Tax Fees" (exclusive of expenses and taxes).

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all equity compensation plans of the Company as of December 31, 2006. The equity compensation plans of the Company include the Amended 2003 Stock Option Plan.

Table of Equity Compensation Plan Information as of December 31, 2006

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans
Equity Compensation Plans Approved by Securityholders			
Amended February 2003 Option Plan	3,174,000 Common Shares(1)	$0.93	618,438 Common Shares(1)
Equity Compensation Plans Not Approved By Securityholders	N/A		
Total	**3,174,000 Common Shares(1)**	$1.02	**618,438 Common Shares(1)**

The Amended 2003 Option Plan provides for the issuance of stock options to acquire up to that number of the Common Shares (the "Plan Ceiling") would equal 10% of the issued and outstanding Common Shares as of the date of grant (on a non-diluted basis). This is a "rolling" Plan Ceiling as the number of Common Shares reserved for issuance pursuant to the grant of stock options will increase as the Company's issued and outstanding Common Shares increases.

The Amended 2003 Option Plan complies with the requirements of the Exchange's Policy 4.4 *Incentive Stock Options* as it relates to Tier 1 issuers. The aggregate number of Common Shares reserved for issuance to any person under the Existing Plans and the Amended 2003 Option Plan may not exceed 5% of the number of outstanding Common Shares on a non-diluted basis. The aggregate number of stock options granted under the Existing Plans and the Amended 2003 Option Plan within a one-year period: (a) to any one optionee, may not exceed 5% of the outstanding Common Shares; (b) to any one consultant to the Company, may not exceed 2% of the outstanding Common Shares; and (c) to any one employee of the Company providing investor relations activities (as defined by the policies of the Exchange) may not exceed 2% of the outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors, executive officers and employees and former directors is, as of May 29, 2007, indebted to either the Company or any of its subsidiaries nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

None of the directors or executive officers of the Company, no nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of the Company's last completed financial year been indebted to the Company or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, except as described herein, no director or executive officer of the Company, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company (each of the foregoing being an "Informed Person"), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company's last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

To the knowledge of management of the Company, other than as described herein, no director or executive officer of the Company at any time since the beginning of the last completed financial year of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

MANAGEMENT CONTRACTS

The business of the Company is managed by its directors and officers and the Company has no management agreements with persons who are not officers or directors of the Company.

OTHER BUSINESS

Management of the Company knows of no other matter to come before the Meeting other than as set forth above and in the accompanying Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by the proxies solicited hereby will be voted on such matters in accordance with the best judgment of the person voting by proxy.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Financial information regarding the Company is provided in the consolidated financial statements of the Company for its financial year ended December 31, 2006 and the auditors' report thereon together with the corresponding management discussion and analysis. Copies of the consolidated financial statements, as well as additional copies of this Information Circular, may be obtained upon request from the Company at Suite 1118, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Attention: Corporate Secretary.

APPROVAL OF DIRECTORS

The contents and the sending of the accompanying Notice of Meeting, Information Circular, Proxy, Reply Card, Financial Statements for the year ended December 31, 2006 and accompanying management discussion and analysis have been approved by the Board.

DATED at Vancouver, British Columbia, this 29th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

//s//

RONALD C. SHON
President and a Director

SCHEDULE A

CHINA EDUCATION RESOURCES INC. (the "Company")
CORPORATE GOVERNANCE COMPLIANCE TABLE

The following table sets out the corporate governance practices of the Company with respect to the TSX Venture Exchange (the "Exchange") requirements and guidelines, including the guidelines published by the Toronto Stock Exchange. References to the "Board" refer to the board of directors of the Company, references to the "Shareholders" refer to the shareholders of the Company and references to the "Meeting" refer to the 2007 annual general meeting of the Shareholders.

Guidelines	The Company's Governance Procedures
1. The Board should explicitly assume responsibility for the stewardship of the Company, including:	The role of the Board is to oversee the conduct of the Company's business. The Board delegates to management the authority and responsibility for the daily conduct of the business and affairs of the Company.
(a) adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	The Board has approved the core business principles for the operation of the Company, as developed by senior management. The Company has not completed a formal long term strategic plan.
(b) identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks;	The Board has, with input from senior management, identified the principal risks of the Company's business. At least one board meeting per year is conducted for the purpose of dealing with strategic planning and risk assessment. There are informal systems in place to manage these risks.
(c) succession planning, including appointing, training and monitoring senior management;	The Board has delegated responsibility for the system of succession planning, including appointing, training and monitoring senior management, to the Compensation and Governance Committee of the Board. All appointments of senior management are approved by the Board.
(d) the Company's communications policy; and	The Company communicates with the Shareholders through statutory filings and mailings, press releases, and Shareholders' meetings and, other methods as appropriate. In addition to annual general meetings, other meetings are held from time to time with Shareholders, various investors, investment analysts, and investment institutions. Shareholder inquiries are directed to and dealt with by senior management.
(e) integrity of the Company's internal control and management information systems.	The Board has delegated responsibility for the integrity of the Company's internal control and management information systems to the Audit Committee of the Board.
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	The Board is currently comprised of five directors all of whom have been nominated for re-election. Of the five directors on the Board, there are currently three unrelated directors.

Guidelines	The Company's Governance Procedures
3. The Board shall disclose the analysis of the application of the principles supporting the conclusion in guideline 2 above, including the composition of the Board, basis of determining whether a director is unrelated and representation of shareholder interests.	Those directors who hold management positions with the Company and those with business relationships with the Company, exclusive of their position on the Board and interests as shareholders, were deemed to be related directors. Accordingly, Messrs. William Calvin and Jeffrey Munks and Wang Li are considered unrelated directors.
4. The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	The Board has delegated responsibility for nominating new directors to the Board and for assessing directors on an ongoing basis to the Compensation and Governance Committee.
5. The Board should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	The Board has delegated responsibility for assessing the effectiveness of the Board, committees and individual directors to the Compensation and Governance Committee.
6. Existence of an orientation and education program for new recruits to the Board.	The Board has delegated responsibility for providing orientation and education programs for new directors to the Compensation and Governance Committee.
7. The Board should review its size and implement a program to establish a Board size which facilitates effective decision-making.	The Board reviews the contributions of the directors and considers whether the size of the Board promotes effective decision-making and provides sufficient directors to carry out its duties efficiently while presenting a diversity of views and experience. The Board considers that its current size and composition meet these requirements. The Board currently has an Audit Committee and a Compensation and Governance Committee. See guideline 9 below.
8. Adequacy and form of the compensation of directors that realistically reflects the responsibilities and risk involved in being a director.	The Board has delegated responsibility for the review of compensation of directors to the Compensation and Governance Committee of the Board. In determining directors' remuneration, the Compensation and Governance Committee considers, among other factors, time commitment and risks and responsibilities.
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	The Company currently has two committees of the Board: 1. Audit Committee comprising three directors, two of whom are unrelated directors. 2. Compensation and Governance Committee comprising two directors, both of whom are unrelated directors.

Guidelines	The Company's Governance Procedures
10. The Board (or a committee of the Board) should be responsible for developing the Company's approach to governance issues, including the Exchange requirements and guidelines.	The Board has delegated responsibility for reviewing the overall governance principles of the Company to the Compensation and Governance Committee.
11. The Board should develop, together with the CEO, position descriptions for the Board and for the CEO, including the definition of the limits to management's responsibilities. In addition, the Board should develop corporate objectives for which the CEO is responsible for meeting and assess the CEO against these objectives.	The Company's CEO is Mr. Chengfeng Zhou. Position descriptions for the Board are reviewed on an annual basis, both by the Board and the Compensation and Governance Committee. Responsibilities of the Compensation and Governance Committee include review and recommendations to the Board concerning compensation of the Company's senior officers and Board members. The Board expects the senior management of the Company to report on the business and affairs of the Company at each meeting of the Board.
12. The Board should implement structures and procedures to ensure that the Board can function independently of management, including:	
(a) appointing a Chair who is not a member of management or appointing an outside director as lead director; and	Chengfeng Zhou is the Chairman of the Board as well as the Chief Executive Officer, when deemed necessary by the Board of Directors, the Company appoints an outside director as lead director.
(b) meetings of the Board without management present.	The Board may meet without management present as and when required.
13. (a) The Audit Committee of the Board should be composed of only unrelated directors. All members of the Audit Committee should be financially literate and at least one member should have accounting or related financial expertise, as determined by the Board.	The Audit Committee of the Board is comprised of three directors, two of whom are unrelated directors. All members have accounting or related financial expertise by virtue of their current or former positions as directors and executive officers of other corporations whether private or publicly-traded.
(b) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Through an informal procedure, the Audit Committee has absolute authority to communicate directly with the Company's auditors to discuss and review specific issues as appropriate. The Audit Committee reviews, with the Company's auditors and management, the Company's financial reporting practices, procedures and internal controls and reviews the Company's audited financial statements prior to their submission to the Board for approval.

Guidelines	The Company's Governance Procedures
(c) The Audit Committee's duties should include oversight responsibility for management reporting on internal control and should ensure that management has designed and implemented an effective system of internal control.	The Audit Committee meets at least annually with management and the external auditors to review and approve the Company's financial statements, financial reporting practices, procedures and internal controls.
14. The Board should adopt a charter for the Audit Committee which sets out the roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Through an informal procedure, the Board has set out roles and responsibilities for the Audit Committee which generally include: 1. the review and assessment of the effectiveness of management's policies and practices concerning financial reporting; 2. the review and monitoring of management's internal control procedures and assessment of the adequacy and effectiveness of internal controls over the accounting and financial reporting systems within the Company; and 3. consideration of the external auditor and audit procedures.
15. Existence of a system which enables an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.	Generally, there is an informal procedure which enables an individual director to engage an outside advisor, at the expense of the Company, upon request at a meeting of the Board.

SCHEDULE B
CHINA EDUCATION RESOURCES INC. (the "Company")

AUDIT COMMITTEE CHARTER

The audit committee is a committee of the board of directors to which the board delegates its responsibilities for the oversight of the accounting and financial reporting process and financial statement audits.

The audit committee will:

(a) review and report to the board of directors of the Company on the following before they are published:

(i) the financial statements and MD&A (management discussion and analysis) (as defined in National Instrument 51-102) of the Company;

(ii) the auditors report, if any, prepared in relation to those financial statements,

(b) review the Company's annual and interim earnings press releases before the Company publicly discloses this information,

(c) satisfy itself that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements and periodically assess the adequacy of those procedures,

(d) recommend to the board of directors:

the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

the compensation of the external auditor

(e) oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting,

(f) monitor, evaluate and report to the board of directors on the integrity of the financial reporting process and the system of internal controls that management and the board of directors have established,

(g) monitor the management of the principal risks that could impact the financial reporting of the Company,

(h) establish procedures for:

(i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(i) pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor,

(j) review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company, and

(k) with respect to ensuring the integrity of disclosure controls and internal controls over financial reporting, understand the process utilized by the Chief Executive Officer and the Chief Financial Officer to comply with Multilateral Instrument 52-109.

Composition of the Committee

The committee will be composed of 3 directors from the Company's board of directors, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation and as a minimum each committee member will have no direct or indirect relationship with the company which, in the view of the board of directors, could reasonably interfere with the exercise of a member's independent judgment. All members of the committee will be financially literate as defined by applicable legislation. If, upon appointment, a member of the committee is not financially literate as required, the person will be provided a three month period in which to achieve the required level of literacy.

Authority

The committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting

The reporting obligations of the committee will include:

1. reporting to the board of directors on the proceedings of each committee meeting and on the committee's recommendations at the next regularly scheduled directors meeting; and

2. reviewing, and reporting to the board of directors on its concurrence with, the disclosure required by Form 52-110F1 in any annual information form prepared by the Company.

CHINA EDUCATION RESOURCES INC.

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA)
SECTION 118(1) OF THE *SECURITIES ACT* (ALBERTA)
SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)
SUBSECTION 81(2) OF THE *SECURITIES ACT* (NOVA SCOTIA)

1. **Reporting Issuer**

China Education Resources Inc. ("China Education Resources")
1118-925 West Georgia Street
Vancouver, British Columbia V6C 3L2

2. **Date of Material Change**

April 25, 2006

3. **Press Release**

A press release disclosing the material change was issued in Vancouver, British Columbia, on April 25, 2006. A copy of the press release is attached.

4. **Summary of Material Change**

China Education Resources announces an agreement to sell its subsidiary, Northern Education Books Ltd., a Chinese producer and distributor of education products.

5. **Full Description of Material Change**

Please refer to the attached press release.

6. **Reliance on Section 85(2) of the Act**

N/A

7. **Omitted Information**

N/A

8. **Senior Officers**

For further information about this material change, contact Ronald Shon, President, at (604) 683-6865.

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 25th day of April 2006.

(signed) ____________________
Ron Shon
President

www.chinaeducationresources.com

FOR IMMEDIATE RELEASE **TSX Venture Exchange symbol: CHN**

China Education Resources Inc. Announces Sale of Subsidiary Northern Education Books Ltd.

VANCOUVER, BC, April 25, 2006 – China Education Resources Inc., ("CER", the Company) (TSX-V:CHN), announced today an agreement to sell its subsidiary, Northern Education Books Ltd. ("NEB") for $1.2M CDN. The sale will be completed for $800,000 cash and $400,000 on a 1 year secured promissory note.

The proceeds from the sale will be used primarily to invest in the continued development of its CERSP education web portal. CERSP.com has been jointly developed by CER and China's Curriculum Development Center (CDC); an agency of China's Ministry of Education (MoE). The purpose of CERSP.com is to provide China with a comprehensive internet-based education resource portal, which the MoE is using to implement China's national education modernization plan.

"We are excited with our growing investment in China's education system," stated CER Chairman, Mr. Chengfeng Zhou. "CERSP is collaborating at the national and provincial level with all sectors of education, publishing, and digital distribution of educational materials and provides students and teachers with quality products and solutions in a real-time operation."

CER President, Ronald Shon added, "the sale of NEB will improve our cash position and most importantly enable us to accelerate the development and implementation of the CERSP portal." CERSP portal and teacher training programs are already active in the Hainan Province and offering effective results in their education modernizing program.

About China Education Resources Inc.

China Education Resources Inc., through its majority owned subsidiaries implements and maintains China's national K-12 education web portal (CERSP.com), and develops and distributes educational texts and training materials. China's Curriculum Development Center has instituted CERSP.com as the national K-12 education web portal for teachers, students, parents and administrators.

Safe Harbor Statement
This press release contains certain forward-looking statements that reflect the current views and/or expectations of China Education Resources Inc. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

The TSX Venture Exchange has not reviewed, and does not accept, responsibility for the adequacy or accuracy of the contents of this press release.

For Additional Information:

Additional information is available on the Company website,
http://www.chinaeducationresources.com/s/Home.asp

To receive press releases, investor newsletters and corporate updates, please email your request to:
admin@chinaeducationresources.com

China Education Resources Inc.
Phone: 604 683 6865
fax: 604 681 5636
admin@chinaeducationresources.com

Investor Relations:
Craig H. Bird
CHBird@segue.biz
Investor Relations website:
http://finance.groups.yahoo.com/group/Segue_Ventures_LLC/
(215) 782-8682

CHINA EDUCATION RESOURCES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

China Education Resources Inc. ("China Education")
1118 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

2. **Date of Material Change**

January 17, 2008.

3. **News Release**

A news release disclosing the material change was issued in Vancouver, British Columbia, on January 17, 2008.

4. **Summary of Material Change**

China Education is pleased to announce the closing of a private placement of an aggregate of 4,600,000 common shares in the capital of China Education ("Common Shares") at a price of $0.50 per share. The Common Shares are subject to a four-month hold period, expiring May 18, 2008.

5.1 **Full Description of Material Change**

China Education is pleased to announce the closing of a private placement of an aggregate of 4,600,000 Common Shares at a price of $0.50 per share for gross proceeds of $2,300,000. The Common Shares are subject to a four-month hold period, expiring May 18, 2008. Pursuant to the private placement, Keywise Greater China Master Fund ("Keywise") acquired 4,000,000 Common Shares, representing approximately 9.3% of the issued and outstanding Common Shares. After giving effect to the acquisition of the Common Shares pursuant to the private placement, Keywise owns 5,808,500 Common Shares, representing approximately 13.5% of the issued and outstanding Common Shares.

The proceeds of the private placement will be used for general working capital purposes.

5.2 **Disclosure for Restructuring Transactions**

Not applicable.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information**

Not applicable.

8. **Executive Officers**

For further information about this material change, contact Chengfeng Zhou, Chairman of the Board, at (604) 683-6865.

9. **Date of Report**

DATED at Vancouver, British Columbia this 18th day of January, 2008.

"Signed"
Chengfeng Zhou
Chairman

CHINA EDUCATION RESOURCES INC.

Management's Discussion and Analysis
For the year ended December 31, 2006

FORM 51-102F1

April 30, 2007

This Management Discussion and Analysis ("MD&A") reviews the activities of China Education Resources Inc., its Chinese operating subsidiaries, Today's Teachers Technology & Culture Ltd.("TTTC") and CEN Smart ("CEN") (and/or collectively "CER" or the "Company") and compares the financial results for the year ended December 31, 2006 with those of 2005. It is also an update to the Company's interim MD&A for prior periods of 2006, and the annual MD&A for the year ended December 31, 2005. The MD&A should be read in conjunction with the audited and financial statements and accompanying notes for all relevant periods copies of which are filed on the SEDAR website.

The information contained in this MD&A is provided as of the date of this MD&A, April 30, 2007.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All dollar amounts presented are expressed in United States dollars unless otherwise noted.

Forward-looking Information

Except for statements of historical fact, the discussion and analysis of financial performance and position including, without limitation, statements regarding projections, future plans, and objectives of CER are forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are based on management experience, historical results, current expectations and analyses, trends, government policies, and current business and economic conditions, including CER's analysis of its product and distribution system and its expectations regarding the effects of anticipated product and distribution changes and the potential benefits of such efforts and activities on CER's results of operations in future periods. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. The forward looking information is provided as to the date of this MD&A, April 30, 2007.

DESCRIPTION AND OVERVIEW OF BUSINESS

The Company is a corporation organized under the predecessor to the *Business Corporations Act* of British Columbia. CER is public company traded on the TSX Venture Exchange (CHN: TSX.V). The Company, through its subsidiaries in China, provides education products and solutions to China's Kindergarten to grade 12 education market.

The Company has worked in all areas of education resources development, marketing and sales. Through our subsidiaries in China, CEN Smart and TTTC, we have developed Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards. Currently, substantially all of our revenues are derived from our interests in TTTC and its textbook distribution business. Our cash flow and financial condition is dependent on TTTC.

The majority of the Company's current efforts and resources are focused on the development of an education internet portal which aims to provide online training, educational content and resources to its users. The internet portal, China Education Resources and Services Platform (CERSP), www.cersp.com is targeted for use by schools, administrators, teachers, students and parents of the kindergarten to grade 12 sector.

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach. The Company realized that the reform would create demand for new curriculum, updated materials, and delivery systems of educational tools.

The Company began developing the CERSP portal www.cersp.com designed to be a central resource to access the new curriculum for schools, administrators, teachers, students and parents in the kindergarten to grade 12 sectors in 2003. In April, 2004, we began an initial six-month test of the internet portal in 542 schools in Beijing, Tianjin City and Hebei Province. The positive results of this test led to the Company working with Hainan province to develop the portal in July 2004 culminating in a beta-test online training to 300 select teachers of Hainan province in December 2005. The testing resulted in positive response from teachers, students, administrators and commissions that used the CERSP portal. The Company attracted the attention of China's Ministry of Education's Curriculum and Development Center ("CDC") and began a collaborative working relationship with the CDC to co-develop the Company's internet education portal in 2005. The Company ran a further beta-test of its teacher training program with 10,000 teachers participating in 3 courses. The teachers were selected by the Ministry of Education and the program ran in August 2006. The program was well received by the teachers and the Company was able to adapt the information from the training program to make key changes to the Company's infrastructure and technology. The Company is currently running a beta-test of 16,000 teachers participating in 11 subject courses. To date the feedback from participants is overwhelmingly positive and the portal has operated as expected.

China's CDC is the top academic authority for K-12 curriculum development. The CDC organizes and develops national curriculum standards, and related education resources as well as evaluates and assesses current curriculums and related education resources. The CDC guides and supervises the implementation of K-12 curriculum reform; guides and is co-developing with CER the education resources and services portal (www.cersp.com).

While the Company continued to sell its established titles in its traditional textbook distribution business, due to new regulations in China and significantly increased costs in developing further textbook titles, CER has focused its attention and all of its resources to developing the portal with plans to commercialize the web-based educational resources portal CERSP. When fully launched, the CERSP portal is expected to provide a variety of products and services targeted at the kindergarten to grade 12 markets in China. The CERSP portal is an interactive system designed to collaborate with the sectors of education, publishing, and distribution to provide students (approx 230 million) and teachers (approx 12 million) and schools (approx 600,000) to help facilitate the efficient and successful implementation of new educational initiatives with learning, working, quality products and solutions in an interactive real-time operation.

We plan to earn revenue from teacher training, student tutorials, online development and sale of textbooks and supplemental materials, instant messaging user fees, and advertising. Currently, our CERSP internet portal is in development, we charge no user fees and have earned only limited revenue from the internet portal through revenue generation of the teacher training beta-tests. We do not anticipate that we will begin to charge fees or earn any significant revenues from the services that we offer until we have fully tested and evaluated the internet portal; the internet portal has gained market acceptance and is used by teachers, students and school administrators; the internet portal has been accepted by the education authorities and we have sufficient financing for full development and deployment of the internet portal and to fund the working capital requirements of operating the internet portal. Due to the current acceleration of

the development of high school level training courses, we do not anticipate that we will earn significant revenues from our CERSP internet portal until the latter half of 2007, if at all.

OVERALL PERFORMANCE

Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the period.

Business Acquisitions & Dispositions
On April 25, 2006, the Company reached an agreement to sell a subsidiary, NEB for $1.07 million (C $1.2 million). The Company received cash of $750,269 (C$830,195) which included part of the proceeds of $722,981 (C$800,000) and interest revenue of $27,288 (C$30,195) on May 29, 2006. The balance was secured by a one year promissory note of $351,930 (C$400,000), while the Company will continue to seek collection, the Company has elected to write off, as bad debt, the balance outstanding during the fiscal year ended 2006. The reported gain on sale of NEB $280,296.

In October 2006 the Company acquired the outstanding 13% minority interest in its subsidiary, TTTC, the aggregate purchase price was $99,788 (RMB 790,000). The purchase price is payable as to RMB 200,000 due on receipt of government approval to transfer of interest; RMB 200,000 payable on or before December 31, 2007; RMB 200,000 payable on or before December 31, 2008 and RMB 190,000 payable on or before December 31, 2009. The acquisition has been accounted for by the purchase method with the fair value of the consideration paid, approximately $87,140 by discounting the total cash payment at 10% being allocated to the fair value of the identifiable assets acquired and liabilities assumed as follows:

Assets acquired	
Current assets (including cash of $91,000)	**304,777**
Equipment	**7,804**
Website development	**27,301**
Total assets acquired	**339,882**
Liabilities assumed	
Current Liabilities	**606,966**
Future income tax liabilities	**2,794**
Total liabilities assumed	**(269,878)**
Cash payment	**87,140**
Discharge of non-controlling interest	
Accumulated share of earnings	**(357,018)**
Total purchase price	**(269,878)**

Results of Operations

On a consolidated basis for year ended December 31, 2006, the Company's total gross revenues were $1,435,581 (2005 - $6,016,587). Our cost of sales was $1,210,001 for year ended December 31, 2006 (2005 - $3,521,689).

Net loss has increased to $2,568,387 for the year ended December 31, 2006 compared to a net loss of $710,423 for year ended December 31, 2005.

During the year under review, sales and subsequent revenues in the Company's traditional textbook business have steeply declined compared to the prior comparative period. The Company has redirected its efforts and resources to the development and deployment of its education internet portal. Due largely to new textbook regulations which have substantively increased costs, approval times and increased risk in the development and updating of textbooks utilized in the Company's traditional textbook business, the Company currently has no plans to develop new titles under its previous methods and plans to continue to sell its existing titles until they are required to be updated with the goal that the Company will be able to transition generation of revenue to its education internet portal, and all further textbook and supplemental material development will be through online collaboration between national experts, teachers and training participants.

On a consolidated basis, expenses have increased to $3,195,057 for year ended December 31, 2006 from $1,469,175 for the year ended December 31, 2005. This increase is due largely to stock-based compensation, provisions made for bad debts and an increase in selling and general and administrative expenses.

Selling and general and administrative expenses for the year ended December 31, 2006 were $1,838,385 and reflect an increase in activities and related infrastructure related to the internet portal, the Company working to complete a registration statement in the US, and increased marketing activities, to those incurred in the comparable year of 2005, $1,181,716. Major expense categories are detailed below.

The net loss per share has increased to $0.0696 for the year ended December 31, 2006 from a loss of $0.0220 for the previous year ended December 31, 2005.

The following is a discussion of the certain expense categories:

Stock based compensation

Due to a grant of 704,000 options, certain options vesting and the Company's election to accelerate vesting of all of its options outstanding, there was $585,304 of expenses recorded in connection with stock based compensation during the year ended December 31, 2006 as compared to $91,039 in 2005. The Company's board of directors approved to accelerate the vesting period of all of the unvested options so that they became vested immediately. The unamortized compensation costs prior to the modification of $47,797 and the incremental value of these amended stock options was $19,015 was calculated using the Black Scholes option pricing method.

Professional Fees

Accounting and consulting fees increased to $269,239 for the year ended December 31, 2006, compared to $114,087 for the 2005 comparable period. Legal and audit fees increased to

$254,322 from $193,629 for the same periods. These increases were due mainly to the Company increasing its activity related to preparation of a US registration statement.

Advertising & Promotion
The Company had no advertising and promotion fees during 2005, however due to increased activities the Company incurred expenses of $136,298 during 2006 and expects that this increased activity will continue during 2007.

Payroll
The Company's payroll increased to $317,725 during the year ended December 31, 2006 from $198,633 during 2005. This increase in payroll is due largely to increased staffing requirements in China, and general payroll increases for existing staff.

Interest
There was $7,066 in interest expense for year ended December 31, 2006 (2005: $85,560). Interest expense decreased due to retirement of existing loans in December, 2005. Interest income of $88,383 (2005: 7,955) was recorded for the year ended December 30, 2006. This was due largely to larger cash balances on hand during the period as well as the Company recording $27,288 in interest gained due to the sale of NEB.

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Segmented information
The Company's operates in two geographical areas: Canada and China. The Company's head office is in Vancouver, Canada and its operating subsidiaries are located in China. The Company generates no sales revenue in Canada. For the year ended December 31, 2006, total consolidated revenue in China was $1,435,581 (2005: $6,016,587). The total assets in Canada at December 31, 2006 were $1,831,974 (2005: $1,315,040) and assets held in China at December 31, 2006 were $8,200,917 (2005:$10,583,968). The loss attributable to China was $846,459 for the year ended December 31, 2006 (2005: gain of 5,715) and the loss attributable to Canada was $1,721,928 (2005: $716,138) during the same periods.

Products
The Company has historically developed and distributed educational products in China. Educational books are developed by various authors in China and sent to various printing companies which produce the finished product. There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

The main products include Psychology textbooks from grades 1 to 12, Information Technology textbooks from grades 1 to 12, and kindergarten educational materials.

The Company currently is focusing its efforts on development and deployment of its educational internet portal, where it is currently developing online teacher training programs, a student social network (which will include online tutoring and training programs), and supplemental materials and textbooks utilizing online technology such as the Company's "New Thinking" Book Series which will be a collection of textbooks and enrichment materials targeted at the kindergarten to grade 12 market that will be developed according to the curriculum reform guidelines as mandated by China's Ministry of Education. TTTC had planned to develop 20 different "New Thinking" books in 2006, the Company did produce 7 new titles and 16 CD's from its summer

2006 training program, however further titles have been delayed in production as the Company is currently focusing its attentions on updating its technology platform to increase capacity for its current focus on teacher training. The Company anticipates that each of its current courses will have one textbook and one supplementary textbook that will be sold as part of the teacher training program. Theses materials will be developed through the portal and will utilize online collaboration between the national experts, teachers and input in the form of questions, case studies etc., from teachers participating as students in the online training programs.

Working with China's Ministry of Education (MOE) and the Curriculum Development Center (CDC), the Company launched a nationwide test of its proprietary Online Teacher Training Program, the first of its kind in China in the summer of 2006. The 15 day program was officially sanctioned and funded by the MOE which selected the initial group of 10,000 teachers from 28 provinces who began training on August 5, 2006, through the Company's CERSP portal. As the initial response to the program was well beyond what the Company anticipated the Company has been working with Apple Inc., a large multi-national technology supplier and developer, to expand the Company's infrastructure to accommodate the increasing need for the resources provided by the CERSP portal. The Company continues to work closely with the CDC to develop additional teacher training programs for core subjects, such as Math, English, Chinese Language Arts etc. These training programs are being developed for three separate sectors, educators from grades 1 to 6 (primary school), grades 7 to 9 (junior high school); and grades 10 through 12 (high school). Due to an acceleration of the high school program by the CDC, the Company is currently working on 13 high school level courses for use in a summer (2007) training program and at this time does not anticipate adding (during 2007) to the 8 primary and junior level courses it currently has.

SUMMARY OF QUARTERLY RESULTS

All amounts are expressed in United States dollars. In addition, all amounts are in thousands except for per share amounts.

December 31, 2006	Q1 ($'000)	Q2 ($'000)	Q3 ($'000)	Q4 ($'000)	**2006 ($'000)**
Revenue	321.6	24.5	1,038.7	50.8	1,435.6
Income (Loss) before non-controlling interest and discontinued operations	(256.4)	(1,307.4)	(702.5)	(834.9)	(3,101.2)
Net Income/(Loss) from sale discontinued operations	(26.4)	270.8	-	-	244.4
Net Income (Loss) for the year	(282.8)	(1,010.2)	(702.5)	(572.9)	(2,568.4)
Earnings (loss) per share data – basic Continuing operations	(0.0072)	(0.0287)	(0.0191)	(0.0212)	(0.0762)
Discontinued operations	(0.0007)	0.0073	0.000	0.000	0.0066
Net Income/(Loss) per share	(0.0079)	(0.0214)	(0.0191)	(0.0212)	(0.0696)
Total assets					9,890,576
Total liabilities					4,038,684

December 31, 2005	Q1 ($'000)	Q2 ($'000)	Q3 ($'000)	Q4 ($'000)	2005 ($'000)
Revenue	467.9	48.1	3,805.6	1,689.1	6,010.6
Income (loss) before non-controlling interest and discontinued operations	(194.3)	(421.0)	1,125.8	(844.9)	(334.4)
Net income (loss) income from discontinued operations	3.6	(175.4)	6.5	(210.7)	(376.0)
Net (loss) income for the year	(190.7)	(596.4)	1,132.3	(1,055.6)	(710.4)
Earnings (loss) per share data -basic					
Continuing operations	(0.0062)	(0.0133)	0.0310	(0.0262)	(0.0104)
Discontinued operations	0.0001	(0.0055)	0.0002	(0.0065)	(0.0116)
Net Income (loss) per share	(0.0061)	(0.0188)	0.0312	(0.0327)	(0.022)
Total assets					11,899,008
Total liabilities					6,101,785

December 31, 2004	**Q1** ($'000)	**Q2** ($'000)	**Q3** ($'000)	**Q4** ($'000)	**2004** ($'000)
Revenue	555.2	256.7	1,564.3	2,135.1	4,511.3
Income (loss) before discontinued operations and extraordinary items	(138.9)	(347.4)	267.7	(515.7)	(734.3)
Net income (loss) income from discontinued operations	(11.4)	161.9	49.6	(608.9)	(408.8)
Net (loss) income for the year	(150.3)	(185.5)	317.3	(1,124.6)	(1,143.1)
Earnings (loss) per share data -basic					
Continuing operations	(0.0048)	(0.0120)	0.0091	(0.0174)	(0.0248)
Discontinued operations	(0.0004)	0.0056	0.0017	(0.0205)	(0.0138)
Net Income/(loss) per share	(0.0052)	(0.0064)	0.0108	(0.0379)	(0.0386)
Total assets					8,755,885
Total liabilities					5,046,579

Note:
1. Quarterly results reflect that the operations of the Company's business are highly seasonal. Most of the revenues are recognized in the third quarter and fourth quarter of the fiscal year as the student population commences the fall school term.
2. Fully diluted earnings-per-share have not been provided because it is anti-dilutive.
3. Weighted average number of shares outstanding was used for the calculation of earnings-per-share.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

Working capital

The Company had a working capital deficit of $220,719 with cash balances of $2,562,771 as at December 31, 2006 compared to negative working capital of $237,159 with cash balances of $2,813,802 as at December 31, 2005.

Financing and Investing Activity
During the period the Company issued 2,501,898 (2005: 88,000) common shares for gross proceeds of $1,891,071 (2005: $62,872) for the exercise of options and warrants. The Company completed no new private placements during the year ended December 31, 2006 so derived no proceeds attributable to private placements. In comparison, the Company issued 4,753,093 common shares during the year ended December 31, 2005 for net proceeds of $2,464,079 pursuant to completion of private placements.

The Company reached an agreement to sell a subsidiary, NEB for $1.07 million. The Company received a cash payment of $750,269 which includes interest revenue of $27,288, on May 29, 2006. The balance of the sale price is secured by a one year promissory note of $351,930 due on May 29, 2006. Management provided a full provision against the balance due ($351,930) as doubtful collection. Subsequently, the Company realized a gain on the sale of NEB of $280,296.

Property, equipment and research and development costs
As at December 31, 2006, the Company's net equipment and website development costs was $3,145,365 as compared to $1,770,010 as at December 31, 2005. This substantial increase was due to $1,172,014 in capitalized website development costs during 2006 (2005: $1,182,039)

Debt
The Company decreased its current liabilities from $4,837,840 as at December 31, 2005 to $3,428,111 as at December 31, 2006, primarily due to the sale of is subsidiary NEB. Overall the Company decreased its accounts payable from $2,370,958 in 2005 to $1,826,632 in 2006 and increased its income tax payable from $1,335,287,112 in 2005 to $1,587,791 as at December 31, 2006. Additionally, the Company has accounted for future income tax liabilities of $581,319 at December 31, 2006 and $485,825 at December 31, 2005.

Shareholders Equity
Shareholders equity was $5,851,892 December 31, 2006 as compared to $5,797,223 as at December 31, 2005. The change was due to a result of losses incurred $2,568,387 (2005: $710,423); the issue of common shares $2,097,837 (2005: $2,526,951 - net of share issuance costs) and contributed surplus of $999,965 (2005: $621,127).

Outstanding share data
The Company's common shares outstanding at December 31, 2006 were 37,923,483 as compared to 35,421,585 at December 31, 2005.

Dividend
The payment of dividends to shareholders will depend on a number of factors such as earnings, CER's financial requirements and other factors that the Board of Directors considers relevant in the circumstances. Since CER is a junior development stage company, there is no current intention to pay dividends on the common shares. The Board of Directors will review this policy, from time to time, as circumstances change. To date, CER has not declared or paid any dividends on any of its shares.

TRANSACTIONS WITH RELATED PARTIES

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $153,501 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. The loan was subsequently extended. On October 31, 2006, the loan was extended for another one-year term and is due on or before October 31, 2007. As at December 31, 2006, the loan was collateralized by the shares of the Company owned by Anli. The Company's subsidiary, CEN Smart rent its office space from Anli and paid rent of $20,354 [2005 - $20,100] to Anli in 2006.

The Company paid a total of $19,423 (2005: 17,538) in rent to a company controlled by a director/officer of the Company. Additionally, the Company paid management fees of $52,795 (2005: $11,133) to a company controlled by an officer of the Company.

RISK AND UNCERTAINTY FACTORS

History of losses and anticipate that we may continue to incur losses for the foreseeable future.

The Company has incurred a net loss of $2,568,387 for the year ended December 31, 2006 versus a loss of $710,423 for the year ended December 31, 2005. The Company's future business plan includes the further development and operation of our internet education portal and continuing to transition out of the traditional textbook development and distribution business. The Company's ability to continue as a going concern is dependant upon the successful completion of the development of our CERP portal, achieving acceptance and a profitable level of operations for the CERSP portal and on our ability to obtain necessary financing to fund our future business plan. The outcome of these matters cannot be predicted at this time.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein. The Company incurred loses for the year ended December 31, 2006 of $2,568,387 versus a net loss of $710,423 for the year ended December 31, 2005. As of December 31, 2006 we had a cumulative net loss from operations of $21,159,494 and a cumulative net loss from operations of $18,591,107 as at December 31, 2005.

Our efforts to date have been focused on the development of CERSP, our web-based education internet portal in China and continuing the distribution of our textbooks in China. We have no plans to develop further titles in our traditional textbook business and remain focused on the rapid development and deployment of CERSP. We do not expect to be profitable until we can generate sufficient revenue from the portal if at all. We may incur additional losses during the year ending December 31, 2007, and beyond.

Seasonality

The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year. This is primarily because textbook purchases by students are generally made just prior to the start of the school year in the autumn. The Company is attempting to lessen the seasonality of the business by expanding its business into other related areas in the education sector through its internet portal.

Exchange Rate

The reporting currency of the Company is United States Dollar ("USD"). The Chinese RMB is pegged to the USD. However, China is under pressure to adopt a more flexible exchange rate system. If RMB is no longer pegged to the USD, the rate fluctuation may have a material impact on CER's consolidated financial reporting.

Fluctuation in the value of Canadian dollar ("CDN") relative to USD has some impact on CER's head office financial results. However, such exchange rate fluctuations have not materially affected the overall financial earnings and results on a consolidated basis.

Tax and Legal Systems in China
The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

Subsequent to the year-end, the National People's Congress of China passed "The Law of the People's Republic of China on Enterprise Income Tax" (the "Enterprise Income Tax Law"). The Enterprise Income Tax Law will become effective on January 1, 2008. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises ("FIEs") but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs. Under the new law, both domestic companies and FIEs are subject to a unified income tax rate of 25%. CEN may be able to preserve its tax holiday under the grandfathering provisions in the Enterprise Income Tax Law. However, as detailed implementation rules were not available at the time the Enterprise Income Tax Law was passed, management will continue to monitor the implementation rules of the grandfathering provisions of the new law.

Competition
Foreign direct investment in China has increased rapidly and the investment environment has further improved to encourage foreign and local investors to invest in fields, such as education, high-tech, modern agriculture and infrastructure construction. A number of large companies are involved in the publishing and distribution of educational products in the mainstream areas of math, science and language arts. There is no guarantee that other, larger and better financed competitors will not become involved in business similar to that of the Company.

Management
The Company currently has a small executive management group, which is sufficient for its present stage of development. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of certain current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Funds Remittance
Provided that conversion of Renminbi into foreign exchange and the remittance of foreign exchange are duly arranged in accordance with the relevant laws and regulations on foreign exchange, a Foreign Investment Enterprise ("FIE") is able to remit dividends and other payments from China.

According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China Through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

DISCLOSURE CONTROLS & INTERNAL REPORTING

Multilateral Instrument 52-109 ("MI 52-109") issued by the Canadian Securities Administrators defines internal controls over financial reporting as "... a process designed by, or under the supervision of, the issuer's Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the issuer's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements."

The Company has evaluated its internal controls over financial reporting and believes that as at December 31, 2006 and of the Report Date, its system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed and maintained to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. Certain weaknesses in its system are apparent. These weaknesses arise primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in many smaller companies. As a consequence of this situation:

a) it is not feasible to achieve the complete segregation of duties; and
b) the Company does not yet have full "in house" expertise in complex areas of financial accounting and taxation.

The Company believes these weaknesses are mitigated by the nature and present levels of activities and transactions within the Company being readily transparent; the active involvement of senior management and the board of directors in the affairs of the Company; open lines of communication within the Company and the thorough review of the Company's financial statements by senior management, the audit committee of the board of directors and the

Company's auditors, and by consulting with external experts. The senior officers will continue to monitor very closely all financial activities of the Company until the Company's budgets and workload will enable the hiring of additional staff for greater segregation. Nevertheless, these mitigating factors cannot eliminate the possibility that a material misstatement will occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements and information contained therein include the accounts of the Company and its Chinese operating subsidiaries CEN Smart and Today's Teachers Technology & Culture Ltd. All significant intercompany transactions and balances have been eliminated.

Stock-Based Compensation

The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments

The carrying amount for cash, accounts receivable, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company's major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

New Accounting Pronouncements

Financial Instruments – Recognition and Measurement
In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments – Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides and characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument is to be extinguished. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

Comprehensive Income and Equity
In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income", and section 3251 "Equity", effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 established standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

OUTLOOK

Our goal is to build the most robust, flexible and dynamic portal in the world, capable of handling the online teaching, learning and administrative requirements of 600,000 schools, 12 million teachers and 230 million students. Once our goals are met, the Company will be managing the worlds' largest database of real-name users.

We are currently working with the CDC, china's highest ranking authority in the area of curriculum development and a group of nationally known experts who have developed the new curriculum to increase the educational content on the internet portal. With the content developed by the national experts under the direction of the CDC we currently have 30 sub-websites with continually updated information, in various subject areas. Our initial focus, with the plan of rolling out nationwide, has been the development and beta testing of teacher training programs the most recent of which is currently underway. It is anticipated that the teacher training fees will be the first significant revenues we generate from the internet portal.

Other revenue sources from the internet portal are anticipated to be:

- Student online e-portfolio, training and tutorials;
- Online sale of textbooks and supplemental materials developed through the internet portal;
- Instant messaging user fees
- Online sales of third party materials;
- Advertising

We do not expect to generate any significant revenue from CERSP until the beta-testing of our teacher training programs are complete, if at all. The Company had anticipated that it would focus on selling its 11 courses to generate revenues during the first half of 2007. However, these

efforts have been delayed until the latter half of 2007 due to the acceleration of the high school level training now planned for the summer of 2007. The Company must focus its efforts and technical resources to completing the modification of the courses for online delivery to satisfy the requirements of the CDC.

Our anticipated budget for this project is $5,000,000 -10,000,000 through the end of 2009. While we believe that this will provide enough capital for us to deploy the internet portal nationwide, we feel that given our current capital on hand we can slowly increase our capacity for teacher training, continue development of the student platform, continue to increase educational content on the portal and continue to develop supplemental materials for sale albeit on a slower basis. The amount of capital raised by us will be determined among other things, on a number of factors including market conditions, availability and interest in equity markets, and our ability to fund internally with capital generated from operations. Our plan is to promote the use of the internet portal by enlisting the cooperation of the Education Commissions of each Province and some of the larger municipalities which will designate the internet portal as the sole distribution system for certain types of educational content. We are creating separate modules focused on specific subject areas, i.e., math, language arts, etc. We plan to customize the internet portal for each education commission to suit regional requirements on a collaborative basis. The main responsibilities of the education commissions are to provide educational content and promote the use of the internet portal amongst the schools under their jurisdiction while we will provide the education internet portal and technical support and services.

The Company feels confident in its current working relationship and with the CDC and its collaboration with its national experts that collectively it is developing the most comprehensive educational portal in China. Although the Company's current focus is teacher training, the Company is simultaneously working in many areas namely, assessment, expansion, and increasing capacity of its CERSP portal; assisting with the development of online teacher training curriculum for delivery through the portal; launching and beta testing of its student portal and subsequent development of online tutoring and training; ensuring technology and systems are in place for continued development of supplemental materials; continuing distribution through its traditional business as well as beginning to work with certain provincial governments to initially customize teacher training to suit specific provincial level needs. As with any project of this size and scope and the many different government agencies that the Company must work with the Company is unable to reasonably predict when, it will be able to successfully implement and realize its goals.

Requirement for Further Financing
The Company is dependent both upon its traditional textbook distribution business in China and equity and/or debt financing to continue to fund its development of the CERSP portal and general operations. The Company believes that the current funds on hand should be sufficient to finance its current operations and capital needs. However, the Company's funding needs may vary depending upon actual sales obtained from its traditional textbook distribution business and its acceleration of development and deployment of the CERSP portal. The Company's ability to raise future capital will be in part affected by capital markets. There is no assurance that such additional financing will be available when necessary.

Potential for Corporate Developments
The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position in China, by seeking alliances or partnerships in order to develop its CERSP Portal and business in China more cost effectively. This could

include the entering into of new business via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

ITEMS SUBSEQUENT TO YEAR END

On January 17, 2007 457,496, share purchase warrants to purchase 457,496 common shares at $0.54 (C$0.72) and 42,401, share purchase warrants to purchase 42,401 common shares at $0.85 (C$1.14) were extended for a period of one year. The aggregate 499,897 warrants will now expire January 17, 2008.

The Company received important acceptance on a national level, when the portal was selected by the Ministry of Education as one of six recommended education sites for China. Only one other of the six sites is a non-government resource and continues to focus on the old curriculum.

After making the changes in infrastructure necessitated after its first training program of 10,000 teachers participating in 3 subject courses, the Company began its second beta-test of 16,000 teachers simultaneously taking 11 subject courses. Started, in February 2007 the current training program will complete in May, 2007. The second beta-test has garnered much national interest and has received very positive and encouraging feedback from the 16,000 participants at the primary and junior high school level. Although applied against expense recovery, the Company has received approximately RMB 2,000,000 in revenue from the February, 2007 training program (and RMB 1,350,000 from its summer 2006 program). Significantly, the Company has garnered the interest of the World Bank who sponsored and paid the participation fee of 300 rural teachers during this current training program.

The Company launched the first version of its instant messaging system, CEREM (China Education Resources Education Messenger), called EM or Education Messenger by the Company. EM is China's first vertical instant messaging utility. Launched in April, 2007 it was specifically developed for and is targeted at China's vast K-12 education sector, and is being utilized by the 16,000 teachers currently enrolled in our training program. EM is much more than instant messaging. It is also an education tool which allows teachers and students to access education resources e.g. lessons, homework, reference materials, customized lesson plans etc. A unique feature of EM is that it will direct selected information into the user's personal e-portfolio which is a life long record of educational activity allowing teachers to monitor the progress of individual students as they go through the education system. Future versions will be designed for use by education administrators, government officials, and parents of students.

In the opinion of management, there are no material items since the end of the fiscal year that require further discussion in the MD&A than otherwise disclosed herein.

CHINA EDUCATION RESOURCES INC.

Management's Discussion and Analysis 2006

FORM 51-102F1

May 30, 2006

TABLE OF CONTENTS

OVERVIEW

China Education Resources Inc. ("China Education" or the "Company") through its subsidiaries in China provides education products and solutions to China's Kindergarten – 12 education market. China Education has worked in all areas of education resources development, marketing and sales. The Company began working with China's Ministry of Education (MoE) to co-develop China's first comprehensive internet-based education resource portal in 2005. The purpose of this portal is to implement major elements of China's nation-wide education modernization plan. This portal can be accessed at www.cersp.com.

Note: All dollar amounts presented are expressed in United States dollars.

ADVISORY

This discussion and analysis should be read in conjunction with the consolidated financial statements and the auditor's report included in the Annual Report for 2005 and interim consolidated financial statements as at March 31, 2006.

FORWARD LOOKING DISCLAIMER

Except for statements of historical fact, the discussion and analysis of financial performance and position including, without limitation, statements regarding projections, future plans, and objectives of CER are forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are based on management experience, historical results, current expectations and analyses, trends, government policies, and current business and economic conditions, including CER's analysis of its product and distribution system and its expectations regarding the effects of anticipated product and distribution changes and the potential benefits of such efforts and activities on CER's results of operations in future periods. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the year.

GOALS AND OBJECTIVES

CER's vision is to provide quality educational materials to the school system efficiently and effectively and to be a leader in the educational market in China.

GROWTH STRATEGY

China Education's growth strategy includes working with various levels of government and the academic sector to deliver educational content in the most efficient and cost effective way and thereby further education reform in China. Our goals for 2006 and beyond include:

1. Working with Ministry of Education to promote use of CERSP.COM portal, education content and support services nationwide
2. Maintain strong relationships with the Ministry of Education, the Provincial and Municipal Education Commissions, China Education Association and domestic Chinese publishers

3. Uniting national experts and governments to develop the best education resource content and support services in China
4. Becoming the #1 education portal in China by continually improving our proprietary CERSP.COM portal and quality teacher and student materials
5. Continuing growth in our textbook business by creating synergies with the web portal and strengthening the distribution network
6. Pursue listing in the US market and broaden investor base
7. Examine and evaluate accretive acquisition targets

TRENDS AND OPPORTUNITIES

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach. The Company realized that the reform would create demand for new curriculum, updated textbooks and educational tools. In 2003, the Company began developing an internet portal, www.CERSP.com, which is designed to be a central resource for educational materials accessible to all key groups in the education sector – teachers, students, administrators and parents. The portal is designed to enable these groups to access the new curriculum endorsed by the Ministry of Education and created by various levels of government and leading academic experts.

The curriculum reform is being mandated by the Ministry of Education and executed through its Curriculum Development Center (CDC), the leading authority for curriculum development for the kindergarten to grade 12 segment.

The portal is being co-developed by the Company and the CDC.

While continuing to grow the traditional distribution business, the Company's current objective is to own and operate the leading education portal in China and believe that in future years the portal will be the Company's core business.

MANAGEMENT DISCUSSION AND ANALYSIS

In the first 3 months of 2006, China Education laid the foundation of its proprietary education web portal, which management believes will lead to revenue growth during the 2nd half of 2006. The three major areas of progress were, the development of a scaleable teacher training program; the development of five new subordinate websites; and the development of Web 2.0 functions. The Company also undertook a number of initiatives to prepare for listing on a U.S. based stock exchange in 2006.

The Hainan Ministry of Education became the first Province in China to begin using our web portal for its teacher training program. China Education's subsidiary Today's Teachers Technology and Culture Ltd. and China Curriculum Development Center co-developed a brand new teacher training model, which is expected to be implemented throughout the country. The new model is intended to modernize China's education system and enable children to become creative thinkers. The new system contains new education content for teachers and students, new learning methods and new web based technology.

The Company developed five subordinate websites, which will support growth in the third and fourth quarters. These websites have been developed for the R&D Centers of certain regions. These regions include: Sichuan, Anhui, and Weifang. In addition, the Company has developed a science website for middle schools and an education website for rural areas.

China Education attained a pinnacle achievement when it created collaborative editing tools as part of its Web 2.0 functions, which are being used to develop a new publishing model. Management believes this unique and powerful capability fits perfectly into the Ministry of Education's nation-wide education modernization plan.

The Company set a goal to become listed on a U.S. stock exchange in 2006. In this regard, China Education retained a securities lawyer and filed a registration with the U.S. Securities and Exchange Commission (SEC). The Company and SEC are in a "commentary phase," which when completed will permit us to apply to a stock exchange in the U.S. The Company also retained Segue Ventures LLC, an investor relations and consulting company to "tell" our story to the retail and institutional investment community. We believe that effective communication of a company's strategy and business plans are essential to maximizing shareholder value.

China Education sees its greatest opportunity in the implementation of China's most comprehensive education web portal for grades K-12. Through its subsidiaries, China Education works with the Central Government's Ministry of Education (MOE) to develop web portal, content documentation, continuing teacher training, and a new publishing model. The MOE Curriculum Development Center's (CDC) has adopted our cersp.com portal for its "comprehensive project that services the entire education community, provides correct guidance, authoritative leadership and is the product of multi-party participation."

China's CDC is the top academic authority for K-12 curriculum development. The CDC organizes and develops national curriculum standards, and related education resources as well as evaluates and assesses current curriculums and related education resources. The CDC guides and supervises the implementation of K-12 curriculum reform; guides and co-develops the national education resources and services portal (www.cersp.com).

The cersp.com portal is the learning, working and interactive portal for China's teachers and students. The Company's web portal is the first ever internet-based service that provides quality education resources tailored to the K – 12th grade system in China. The Company's target market in China consists of approximately 240 million students, 10 million teachers and 700,000 schools.

China Education's portal fulfills a key strategic service for China's educational market to help facilitate the efficient and successful implementation of new educational initiatives by establishing a link between the central government, the provincial education departments and ultimately the individual student, teacher and administrator.

The Company's progress in first quarter further distances itself from any possible competition, further enhances future market penetration, and broadens our revenue generating projects.

OVERALL PERFORMANCE

On a consolidated basis for three months ended March 31, 2006, the Company's total gross revenues were $321,625. Its cost of sales was $188,048 for three months ended March 31, 2006. This is compared to total gross revenues of $467,855 and cost of sales of $374,849 for three months ended March 31, 2005.

Net loss has increased to $282,770 for three months ended March 31, 2006 compared to a net loss of $190,740 for three months ended March 31, 2005.

The operations of the business are highly seasonal because textbook purchases by students are generally made just prior to the start of the school year in the Fall season. The Company believes that the seasonality of the business will decrease as revenue is generated from its education resources portal.

OPERATIONS

On a consolidated basis, expenses have increased to $396,093 for three months ended March 31, 2006 from $290,307 for three months ended March 31, 2005.

The net loss per share has increased to $0.0079 for three months ended March 31, 2006 from $0.0067 for the same period in the previous year. There was a profit of $0.0001 per share from discontinued operations for the three months ended March 31, 2005 as compared to a loss of $0.007 for the current period.

The following is a discussion of the certain major expense categories:

Consulting and accounting

There was a total of $39,586 in accounting and consulting fees paid in the three months ended March 31, 2006 (2005: $26,095). The increase was due to fees paid to an investor relations consultant hired by the Company.

Interest

There was $2,059 in interest expense for three months ended March 31, 2006 (2005: $21,544). Interest expense decreased because the Wild Coyote loan was retired in December, 2005.

Office

There was a total of $64,048 spent for office administration, telephone, transportation, postage and repairs and maintenance in the three months ended March 31, 2006, (2005: $70,875).

Salaries and benefits

There were $109,232 in salaries and expenses for three months ended March 31, 2006 (2005:$96,129). The increase was due to a hiring of more people in connection with the educational portal.

Stock based compensation

There was $8,296 of expenses in connection with stock based compensation for three months ended March 31, 2006 (2005: $13,870). Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870, *Stock based Compensation and Other Stock-based Payments*. The recommendations require that compensation for all awards, made to non-employees and certain awards made to employees, officers, and directors including stock appreciation rights, direct awards of stock awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value. Stock-based compensation granted to employees, non-employees, officers, and directors is recorded at the fair value as determined using the Black-Scholes option valuation model.

Segmented information

The Company's operations are in two geographical areas: Canada and China. The Company's head office is in Vancouver, Canada and its operating subsidiaries are located in China. For three months ended March 31, 2006, total consolidated revenue in China was $321,625 (2005: $668,399). Loss before amortization and interest expense in China was $213,206 for three

months ended March 31, 2006 compared to a loss before amortization and interest expense of $48,798 for the same period last year.

Products

The Company develops and distributes educational products in China. Educational books are developed by various authors in China and sent to various printing companies which produce the finished product. There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

The main products include Psychology textbooks from grades 1 to 12 with an average retail price per book of less than $1 (~RMB5), Information Technology textbooks from grades 1 to 12 with an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials with an average retail price per package of around $3 (~RMB25). Other products include ESL educational materials, Ecology textbooks and high school examination guides.

SUMMARY OF QUARTERLY RESULTS

All amounts are expressed in United States dollars. In addition, all amounts are in thousands except for per share amounts.

March 31, 2006	Q1 ($'000)
Revenue	321.6
Income (Loss) before discontinued operations and extraordinary items	(256.4)
Net Income/(Loss) from discontinued operations	(26.4)
Net Income (Loss) for the year	(282.80)
Per share data – Basic Income (Loss) before discontinued operations and extraordinary items	(0.0072)
Income/(Loss) from discontinued operations	(0.0007)
Net Income/(Loss) per share	(0.0079)

December 31, 2005	Q1 ($'000)	Q2 ($'000)	Q3 ($'000)	Q4 ($'000)	2005 ($'000)
Revenue	467.9	48.1	3,805.6	1,689.1	6,010.6
Income (loss) before discontinued operations and extraordinary items	(194.3)	(421.0)	1,125.8	(844.9)	(334.4)
Net income (loss) income from discontinued operations	3.6	(175.4)	6.5	(210.7)	(376.0)
Net (loss) income for the year	(190.7)	(596.4)	1,132.3	(1,055.6)	(710.4)
Per share data – Basic					
Income (loss) before discontinued operations and extraordinary items	(0.0062)	(0.0133)	0.0310	(0.0262)	(0.0104)
Income (loss) from discontinued operations	0.0001	(0.0055)	0.0002	(0.0065)	(0.0116)
Net Income (loss) per share	(0.0061)	(0.0188)	0.0312	(0.0327)	(0.022)

December 31, 2004	Q1 ($'000)	Q2 ($'000)	Q3 ($'000)	Q4 ($'000)	2004 ($'000)
Revenue	555.2	256.7	1,564.3	2,135.1	4,511.3
Income (loss) before discontinued operations and extraordinary items	(138.9)	(347.4)	267.7	(515.7)	(734.3)
Net income (loss) income from discontinued operations	(11.4)	161.9	49.6	(608.9)	(408.8)
Net (loss) income for the year	(150.3)	(185.5)	317.3	(1,124.6)	(1,143.1)
Per share data – Basic					
Income (loss) before discontinued operations and extraordinary items	(0.0048)	(0.0120)	0.0091	(0.0174)	(0.0248)
Income/(loss) from discontinued operations	(0.0004)	0.0056	0.0017	(0.0205)	(0.0138)
Net Income/(loss) per share	(0.0052)	(0.0064)	0.0108	(0.0379)	(0.0386)

Note:

1. Quarterly results reflect that the operations of the Company's business are highly seasonal. Most of the revenues are recognized in the third quarter and fourth quarter of the fiscal year as the student population commences the fall school term.
2. Fully diluted earnings-per-share have not been provided because it is anti-dilutive.
3. Weighted average number of shares outstanding was used for the calculation of earnings-per-share.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

Working capital
The Company had a negative working capital position of $507,986 with cash and balances of $2,006,492 as at March 31, 2006 compared to a negative working capital of $248,660 with cash and bank balances of $2,813,802 as at December 31, 2005. As at March 31, 2006, assets and liabilities of discontinued operations were $504,712 and $1,129,152 respectively. Both of these amounts were classified as "current".

Cash flow from operations was in a deficit position of $768,296 in the first quarter of 2006 compared to a deficit of $764,794 in the first quarter of 2005.

Cash flow from investing was in a deficit position of $260,633 in the first quarter of 2006 compared to $184,862 in the first quarter of 2005, primarily due to a net increase in property, equipment and website development costs.

Cash flow from financing was in a positive position of $221,619 in the first quarter of 2006 compared to $249,614 in the first quarter of 2005.

During the first quarter of 2005, the Company issued common shares in a private placement to raise $490,548 and repaid $240,934 in debt. In the first quarter of 2006, the Company received the balance outstanding from its December, 2005 private placement and received $389,946 pursuant to the exercise of warrants and options.

Property, equipment and research and development costs
As at March 31, 2006, the Company's net property and equipment and research and development costs which included capitalized website sites was $1,978,838 as compared to $1,770,010 as at December 31, 2005. The Company capitalized $213,977 in portal development costs.

Debt
The Company reduced its liabilities from $6,101,785 as at March 31, 2005 to $4,944,554 as at March 31, 2006, primarily due to a reduction in accounts payable of $1,186,728.

Shareholders Equity
Shareholders equity was $5,752,654 as at March 31, 2006 as compared to $5,797,223 as at December 31, 2005. The change was as a result of a loss of $282,770 and the exercise of warrants and options which raised $389,946.

Outstanding share data
The Company's common shares outstanding at March 31, 2006 were 35,772,140 as compared to 35,421,585. The increase was due to the issuance of 350,555 shares pursuant to the exercise of options and warrants.

Dividend
The payment of dividends to shareholders will depend on a number of factors such as earnings, CER's financial requirements and other factors that the Board of Directors considers relevant in the circumstances. Since CER is in a growth phase, there is no current intention to pay dividends on the common shares in the short term. The Board of Directors will review this policy, from time to time, as circumstances change. To date, CER has not declared or paid any dividends on any of its shares.

TRANSACTIONS WITH RELATED PARTIES

The Company has business transactions with the following related parties:

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Due from related parties

	March 31, 2006	December 31, 2005
	$	$
Due from Beijing Anli Information and Consulting Company ("Anli") [i]	**181,699**	180,841
Loan to officer [ii]	**8,911**	-
Total	**190,610**	180,841

[i] Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $148,636 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. The loan was extended for an additional one year on October 28, 2004. As at December 31, 2004, the loan was collateralized by the shares of the Company.

On October 31, 2005, the loan was extended for an additional one-year term and is due on or before October 31, 2006. As at December 31, 2005, the loan is guaranteed of the repayment by two directors of the Company.

In addition, the Company advanced funds to Anli of $32,205 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004. The loan is due on demand and is non-interest bearing.

[ii] The loan is non interest bearing and was paid off on April 26, 2006.

RISK AND UNCERTAINTY FACTORS

Seasonality

The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year. This is primarily because textbook purchases by students are generally made just prior to the start of the school year in the autumn. The Company is attempting to lessen the seasonality of the business by expanding its business into other related areas in the education sector. For more details, please refer to the goals and objectives of the Company in this MD&A report.

Exchange Rate

The reporting currency of the Company is United States Dollar ("USD"). The Chinese RMB is pegged to the USD. However, China is under pressure to adopt a more flexible exchange rate system. If RMB is no longer pegged to the USD, the rate fluctuation may have a material impact on CER's consolidated financial reporting.

Fluctuation in the value of Canadian dollar ("CDN") relative to USD has some impact on CER's head office financial results. However, such exchange rate fluctuations have not materially affected the overall financial earnings and results on a consolidated basis.

Tax and Legal Systems in China

The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

Competition

Foreign direct investment in China has increased rapidly and the investment environment has further improved to encourage foreign and local investors to invest in fields, such as education, high-tech, modern agriculture and infrastructure construction. A number of large companies are involved in the publishing and distribution of educational products in the mainstream areas of math, science and language arts. The Company's strategy is to concentrate on the distribution and sale of textbooks and materials in areas which have not yet been covered adequately by these large companies, which are Psychology, Information Technology and kindergarten curriculum development. There is no guarantee that other competitors will not become involved in business similar to that of the Company. CVI reduces the risk by providing quality teaching materials, expanding its distribution channels in different provinces, receiving exclusive right to distribute in certain provinces, being listed under the national, provincial and municipal levels for developing textbook materials, and building strong alliance with local partners and education associations.

Funds Remittance

Provided that conversion of Renminbi into foreign exchange and the remittance of foreign exchange are duly arranged in accordance with the relevant laws and regulations on foreign exchange, a Foreign Investment Enterprise ("FIE") is able to remit dividends and other payments from China.

According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China Through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

RECENT CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2003, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of all stock-based compensation and other stock based payments to employees, non-employees, officers, and directors. Stock-based compensation granted to employees, non-employees, officers, and directors is expensed at the fair value as determined using the Black-Scholes option valuation model.

As permitted by the transitional provisions of Section 3870 stock based compensation for options which were granted, and vested, prior to January 1, 2003 have not been expensed at fair value.

CHINA EDUCATION RESOURCES INC.

Management's Discussion and Analysis
For the period ended June 30, 2006

FORM 51-102F1

August 28, 2006

This Management Discussion and Analysis ("MD&A") reviews the activities of China Education Resources Inc., its Chinese operating subsidiaries Today's Teachers Technology & Culture Ltd.("TTTC") and CEN Smart ("CEN") (and/or collectively "CER" or the "Company") and compares the financial results for the three month period ended June 30, 2006 with that of the comparable period in 2005. It is also an update to the Company's annual MD&A for the year ended December 31, 2005 and the first quarter ended March 31, 2006. This MD&A should be read in conjunction with the audited and unaudited financial statements and accompanying notes for all relevant periods copies of which are filed on the SEDAR website.

The information contained in this MD&A is provided as of the date of this MD&A, August 28, 2006.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principals, and these statements are filed with the relevant regulatory authorities in Canada. All dollar amounts presented are expressed in United States dollars unless otherwise noted.

Forward-looking Information
Except for statements of historical fact, the discussion and analysis of financial performance and position including, without limitation, statements regarding projections, future plans, and objectives of CER are forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are based on management experience, historical results, current expectations and analyses, trends, government policies, and current business and economic conditions, including CER's analysis of its product and distribution system and its expectations regarding the effects of anticipated product and distribution changes and the potential benefits of such efforts and activities on CER's results of operations in future periods. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DESCRIPTION AND OVERVIEW OF BUSINESS

The Company is a corporation organized under the predecessor to the *Business Corporations Act* of British Columbia. CER is public company traded on the TSX Venture Exchange (CHN:TSX.V). The Company, through its subsidiaries in China, provides education products and solutions to China's Kindergarten – 12 education market.

The Company has worked in all areas of education resources development, marketing and sales. Through our subsidiaries in China, CEN Smart and TTTC, have developed Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards. Currently, substantially all of our revenues are derived from our interests in TTTC and its textbook distribution business. Our cash flow and financial condition is dependent on TTTC.

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach. The Company realized that the reform would create demand for new curriculum, updated textbooks and educational tools. In 2003, the Company began developing an internet portal, www.CERSP.com, which is designed to be a central resource for educational materials accessible to all key groups in the education sector – teachers, students, administrators and parents. The portal is designed to enable these groups to access the new curriculum endorsed by the Ministry of Education and created by various levels of government and leading academic experts.

The Company began developing an education resources internet portal www.cersp.com (China Education Resources and Services Platform) targeted at the kindergarten to grade 12 sector. In April, 2004, we began an initial six-month test of the internet portal in 542 schools in Beijing, Tianjin City and Hebei Province. The positive results of this test led to the Company working with Hainan province to develop the portal in July 2004 culminating in a beta-test online training to 300 select teachers of Hainan province in December 2004. The testing resulted in positive response from teachers, students, administrators and commissions that used the CERSP Portal. The Company achieved the attention of China's Ministry of Education's Curriculum and Development Center ("CDC") and began a collabrative working relationship with the CDC to co-develop the Company's internet education portal in 2005.

China's CDC is the top academic authority for K-12 curriculum development. The CDC organizes and develops national curriculum standards, and related education resources as well as evaluates and assesses current curriculums and related education resources. The CDC guides and supervises the implementation of K-12 curriculum reform; guides and is co-developing with CER the national education resources and services portal (www.cersp.com).

While the Company continues to maintain its traditional textbook distribution business, CER has focused its attention and all of its resources to developing the portal with plans to commercialize the web-based educational resources portal CERSP. When fully launched, the CERSP Portal is expected to provide a variety of products and services targeted at the kindergarten to grade 12 market in China. The CERSP Portal is an interactive system designed to collaborate with the sectors of education, publishing, and distribution to provide students (approx 240 million) and teachers (approx 10 million) and schools (approx 700,000) to help facilitate the efficient and successful implementation of new educational initiatives with learning, working, quality products and solutions in an interactive real-time operation.

New Thinking Book Series

During the period CER's China subsidiary, TTTC signed an agreement with the "New Thinking" Book Series Editing Committee ("Editing Committee") and several of China's leading authors to publish "Technology and Design", the first in a line of books on general technology that will be part of TTTC's New Thinking Book Series. The New Thinking Book Series will be a collection of textbooks and enrichment materials targeted at the kindergarten to grade 12 market that will be developed according to the curriculum reform guidelines as mandated by China's Ministry of Education. TTTC plans to develop 20 different New Thinking books in 2006, 50 in 2007 and building to a total of 150 New Thinking books titles by 2008.

The New Thinking Book Series represents a new business model through which CER has integrated the publishing, distribution and education sectors, bringing the input of the content providers and the end-users together using web technology in ways that have not been done before in China. The use of network-based technologies will enable us to develop and distribute superior education materials to educators and students faster, cheaper and with higher margins.

It is anticipated that teachers and students from kindergarten through grade 12 will use the "New Thinking" series of books as part of China's massive education modernization plan. TTTC will further develop and test online the content which will be used to complete the New Thinking Book Series. In this manner, all content will be effectively pre-screened online prior to the sales effort, which will reduce market risk. TTTC will market these books on www.cersp.com and through its existing distribution channels.

Teacher Training

As part of China's new era in education, it was recognized by the forward thinking MOE and CDC, that teachers needed to be introduced and trained in the new curriculum and that delivery of materials to the approximate 10,000,000 teachers needed to be not only highly efficient but revolutionary in order to accomplish the task. Working with the MOE, the Company launched a nationwide test of its proprietary Online Teacher Training Program, the first of its kind in China. The 15 day program was officially sanctioned and funded by the MOE who selected the initial group of 10,000 teachers from 28 provinces who began training on August 5th through the Company's CERSP portal.

The initial response to the program was well beyond what the Company anticipated as there is a tremendous amount of interest and enthusiasm building in China. During the 15 day period the CERSP Portal received in excess of 2 million new articles and comments uploaded to the training platform adding valuable new resources. The training platform received in excess of 16 million hits during the training period. The Company, together with the MOE and CDC are currently evaluating the results of the online teacher training program and the Company is working to accelerate the Company's plans for the expansion of its infrastructure to accommodate the increasing need for the resources provided by the CERSP Portal.

OVERALL PERFORMANCE

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the period.

On May 15, 2006 the Company finalized the disposition of one of its wholly owned Chinese subsidiaries, NEB. In accordance with CICA Handbook Section 3475 its financial position, results of operations and cash flows have been presented as discontinued operations

Results of Operations

On a consolidated basis for three months ended June 30, 2006, the Company's total gross revenues were $24,577. Its cost of sales was $126,141 for three months ended June 30, 2006. This is compared to total gross revenues of $47,735 and cost of sales of $176,578 for the comparable period June 30, 2005.

Net loss has decreased to $101,564 for the three months ended June 30, 2006 compared to a net loss of $128,843 for three months ended June 30, 2005.

The operations of the business are highly seasonal because textbook purchases by students are generally made just prior to the start of the school year in the Fall season. The Company believes that the seasonality of the business will decrease as revenue is generated from its CERSP Portal.

General and administrative expenses for the three months ended June 30, 2006 were quite similar to those incurred in the comparable quarter of 2005 except for expenses mainly attributable directly to stock-based compensation (2006: $858,835; 2005: $3,807). On a consolidated basis,

expenses have increased to $1,315,564 for three months ended June 30, 2006 from $393,983 for the six months ended June 30. 2005. Major expense categories are described more thoroughly below.

The net loss per share has increased to $0.0280 for six months ended June 30, 2006 from $0.0188 for the same period in the previous year. There was a gain of $0.0007 per share from discontinued operations for the six months ended June 30, 2006 as compared to a loss of $0.0055 for the current period.

The following is a discussion of the certain major expense categories:

Consulting and accounting
There was a total of $72,345 in accounting and consulting fees paid in the three months ended June 30, 2006 (2005: $34,378). The increase was due mainly to fees paid to an investor relations consultant hired by the Company and increased accounting fees related to the Company's US registration preparation.

Interest
There was $606 in interest expense for three months ended June 30, 2006 (2005: $20,601). Interest expense decreased due to retirement of existing loans in December, 2005.

Office
There was a total of $127,634 spent for office administration, telephone, transportation, postage and repairs and maintenance in the three months ended June 30, 2006, (2005: $52,034) due mainly to additional costs related to CERSP Portal development.

Salaries and benefits
There were $140,414 in salaries and expenses for three months ended June 30, 2006 (2005:$110,732). The increase was due to hiring and increase of salary for executives of the Company.

Stock based compensation
Due to certain options vesting during the period, there were $858,835 of expenses recorded in connection with stock based compensation for three months ended June 30, 2006 (2005: $3,807). The number is significantly higher due to the fact that on the days that the options vested, the Company's shares were trading at yearly high prices.

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Segmented information
The Company's operations are in two geographical areas: Canada and China. The Company's head office is in Vancouver, Canada and its operating subsidiaries are located in China. The Company generates no sales revenue in Canada. For the six month period ended June 30, 2006, total consolidated revenue in China was $346,202 (2005: $515,590). Loss (before extraordinary item) attributable to China was $131,798 for the six months ended June 30, 2006 (2005: $368,299) and the loss attributable to Canada was $1,432,027 (2005: 418,925) during the same periods.

Products

The Company develops and distributes educational products in China. Educational books are developed by various authors in China and sent to various printing companies which produce the finished product. There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

The main products include Psychology textbooks from grades 1 to 12 with an average retail price per book of less than $1 (~RMB5), Information Technology textbooks from grades 1 to 12 with an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials with an average retail price per package of around $3 (~RMB25).

SUMMARY OF QUARTERLY RESULTS

All amounts are expressed in United States dollars. In addition, all amounts are in thousands except for per share amounts.

June 30, 2006	Q1 ($'000)	**Q2 ($'000)**
Revenue	321.6	24.5
Income (Loss) before discontinued operations and extraordinary items	(256.4)	(1,307.4)
Net Income/(Loss) from discontinued operations	(26.4)	297.2
Net Income (Loss) for the year	(282.80)	(1,010.2)
Per share data – Basic Income (Loss) before discontinued operations and extraordinary items	(0.0072)	(0.0287)
Income/(Loss) from discontinued operations	(0.0007)	(0.0007)
Net Income/(Loss) per share	(0.0079)	(0.0280)

December 31, 2005	**Q1** ($'000)	**Q2** ($'000)	**Q3** ($'000)	**Q4** ($'000)	**2005** ($'000)
Revenue	467.9	48.1	3,805.6	1,689.1	6,010.6
Income (loss) before discontinued operations and extraordinary items	(194.3)	(421.0)	1,125.8	(844.9)	(334.4)
Net income (loss) income from discontinued operations	3.6	(175.4)	6.5	(210.7)	(376.0)
Net (loss) income for the year	(190.7)	(596.4)	1,132.3	(1,055.6)	(710.4)
Per share data – Basic					
Income (loss) before discontinued operations and extraordinary items	(0.0062)	(0.0133)	0.0310	(0.0262)	(0.0104)
Income (loss) from discontinued operations	0.0001	(0.0055)	0.0002	(0.0065)	(0.0116)
Net Income (loss) per share	(0.0061)	(0.0188)	0.0312	(0.0327)	(0.022)

December 31, 2004	**Q1** ($'000)	**Q2** ($'000)	**Q3** ($'000)	**Q4** ($'000)	**2004** ($'000)
Revenue	555.2	256.7	1,564.3	2,135.1	4,511.3
Income (loss) before discontinued operations and extraordinary items	(138.9)	(347.4)	267.7	(515.7)	(734.3)
Net income (loss) income from discontinued operations	(11.4)	161.9	49.6	(608.9)	(408.8)
Net (loss) income for the year	(150.3)	(185.5)	317.3	(1,124.6)	(1,143.1)
Per share data – Basic					
Income (loss) before discontinued operations and extraordinary items	(0.0048)	(0.0120)	0.0091	(0.0174)	(0.0248)
Income/(loss) from discontinued operations	(0.0004)	0.0056	0.0017	(0.0205)	(0.0138)
Net Income/(loss) per share	(0.0052)	(0.0064)	0.0108	(0.0379)	(0.0386)

Note:

1. Quarterly results reflect that the operations of the Company's business are highly seasonal. Most of the revenues are recognized in the third quarter and fourth quarter of the fiscal year as the student population commences the fall school term.
2. Fully diluted earnings-per-share have not been provided because it is anti-dilutive.
3. Weighted average number of shares outstanding was used for the calculation of earnings-per-share.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

Working capital

The Company had a working capital position of $1,634,227 with cash balances of $3,625,052 as at June 30, 2006 compared to working capital of $54,786 with cash balances of $602,165 as at June 30, 2005.

Financing and Investing Activity

During the period the Company issued 1,861,343 (2005: 1,140,000) common shares for gross proceeds of $1,336,879 (2005: $460,494) for the exercise of options and warrants.

The Company reached an agreement to sell a subsidiary, NEB for $1.06 million. The Company received a cash payment of $750,269 (which includes interest revenue of $27,288) on May 29, 2006. The balance of the sale price is secured by a one year promissory note of $351,930. The Company realized a gain on the sale of NEB of $270,818.

Property, equipment and research and development costs

As at June 30, 2006, the Company's net property and equipment and research and development costs which included capitalized website sites was $2,253,320 as compared to $797,241 as at June 30, 2005. This substantial increase was due to $1,995,686 in portal development costs (2005: 678,043)

Debt

The Company increased its liabilities from $2,709,579 as at June 30, 2005 to $3,116,308 as at June 30, 2006, primarily due to an increase in income tax payable 2006 - $1,883,642 (2005:

$708,500). Overall the Company decreased its accounts payable from $1,757,676 in 2005 to $1,213,781 in 2006.

Shareholders Equity
Shareholders equity was $7,147,112 at June 30, 2006 as compared to $3,868,324 as at June 30, 2005. The change was largely as a result of losses incurred $1,563,825 (2005: 615,398); the issue of common shares $1,726,825 (2005: 913,235) and contributed surplus of $1,488,259 (2005: 485,409).

Outstanding share data
The Company's common shares outstanding at June 30, 2006 were 37,633,483 as compared to 35,421,585.

Dividend
The payment of dividends to shareholders will depend on a number of factors such as earnings, CER's financial requirements and other factors that the Board of Directors considers relevant in the circumstances. Since CER is a junior development stage company, there is no current intention to pay dividends on the common shares. The Board of Directors will review this policy, from time to time, as circumstances change. To date, CER has not declared or paid any dividends on any of its shares.

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

TRANSACTIONS WITH RELATED PARTIES

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

In 2003, the Company advanced funds of $148,636 (RMB 1,200,000) to Beijing Anli Information and Consulting ("Anli") a shareholder of the Company. A loan agreement was signed on October 28, 2003 for a one-year term, non-interest bearing. The loan was extended for an additional one year on October 28, 2004. As at December 31, 2004, the loan was collateralized by the shares of the Company.

On October 31, 2005, the loan was extended for an additional one-year term and is due on or before October 31, 2006. As at December 31, 2005, the loan is guaranteed of the repayment by two directors of the Company.

In addition, the Company advanced funds to Anli of $32,205 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004. The loan is due on demand and is non-interest bearing.

The Company has advanced loans to employees to assist with automobile purchases. In return the employees are required to service the Company for five years. The amounts are non-interest bearing, repayable over 60 months and are collateralized by the automobiles. As at June 30, 2006 the total loan due from employees was $13,252.

RISK AND UNCERTAINTY FACTORS

Seasonality
The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year. This is primarily because textbook purchases by students are generally made just prior to the start of the school year in the autumn. The Company is attempting to lessen the seasonality of the business by expanding its business into other related areas in the education sector.

Exchange Rate
The reporting currency of the Company is United States Dollar ("USD"). The Chinese RMB is pegged to the USD. However, China is under pressure to adopt a more flexible exchange rate system. If RMB is no longer pegged to the USD, the rate fluctuation may have a material impact on CER's consolidated financial reporting.

Fluctuation in the value of Canadian dollar ("CDN") relative to USD has some impact on CER's head office financial results. However, such exchange rate fluctuations have not materially affected the overall financial earnings and results on a consolidated basis.

Tax and Legal Systems in China
The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

Competition
Foreign direct investment in China has increased rapidly and the investment environment has further improved to encourage foreign and local investors to invest in fields, such as education, high-tech, modern agriculture and infrastructure construction. A number of large companies are involved in the publishing and distribution of educational products in the mainstream areas of math, science and language arts. There is no guarantee that other, larger and better financed competitors will not become involved in business similar to that of the Company.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of certain current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Funds Remittance
Provided that conversion of Renminbi into foreign exchange and the remittance of foreign exchange are duly arranged in accordance with the relevant laws and regulations on foreign exchange, a Foreign Investment Enterprise ("FIE") is able to remit dividends and other payments from China.

According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China Through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Principals of Consolidation
The consolidated financial statements and information contained therein include the accounts of the Company and its Chinese operating subsidiaries CEN Smart and Today's Teachers Technology & Culture Ltd. The Company's interest in these subsidiaries, through which it carries on its principal activities, is accounted for using the proportionate consolidation method.

Stock-Based Compensation
The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments
The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company's major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

OUTLOOK

The Company is currently assessing the results of its recent nationwide test of its Online Teacher Training Program. Due to the continuing increased awareness, acceptance and use of the CERSP Portal in the education community, the Company requires expansion of its current hardware and software to accommodate the increased demand on the CERSP Portal.

Requirement for Further Financing
The Company is dependent both upon its traditional textbook distribution business in China and equity financing to continue to fund its development of the CERSP Portal and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of calendar year 2006. However, the Company's funding needs may vary depending upon actual sales obtained from its traditional textbook distribution business and its increased focus on the rapid development and deployment of the CERSP Portal. The Company's ability to raise future capital will be in part affected by capital markets. There is no assurance that such additional financing will be available.

Potential for Corporate Developments
The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position in China, by seeking alliances or partnerships in order to develop its CERSP Portal and business in China more cost effectively. This could include the entering into of new business via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

ITEMS SUBSEQUENT TO YEAR END

In the opinion of management, there are no material items since the end of the fiscal year that require further discussion in the MD&A than otherwise disclosed herein.

CHINA EDUCATION RESOURCES INC.

CER

Management's Discussion and Analysis
For the period ended September 30, 2006

FORM 51-102F1

November 27, 2006

This Management Discussion and Analysis ("MD&A") reviews the activities of China Education Resources Inc., its Chinese operating subsidiaries, Today's Teachers Technology & Culture Ltd.("TTTC") and CEN Smart ("CEN") (and/or collectively "CER" or the "Company") and compares the financial results for the three month period ended September 30, 2006 with those of the comparable period in 2005 and for the nine month period ended September 30, 2006 with those of the comparable period in 2005. It is also an update to the Company's annual MD&A for the year ended December 31, 2005 and the second quarter ended June 30, 2006. This MD&A should be read in conjunction with the audited and unaudited financial statements and accompanying notes for all relevant periods copies of which are filed on the SEDAR website.

The information contained in this MD&A is provided as of the date of this MD&A, November 27, 2006.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principals, and these statements are filed with the relevant regulatory authorities in Canada. All dollar amounts presented are expressed in United States dollars unless otherwise noted.

Forward-looking Information

Except for statements of historical fact, the discussion and analysis of financial performance and position including, without limitation, statements regarding projections, future plans, and objectives of CER are forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are based on management experience, historical results, current expectations and analyses, trends, government policies, and current business and economic conditions, including CER's analysis of its product and distribution system and its expectations regarding the effects of anticipated product and distribution changes and the potential benefits of such efforts and activities on CER's results of operations in future periods. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DESCRIPTION AND OVERVIEW OF BUSINESS

The Company is a corporation organized under the predecessor to the *Business Corporations Act* of British Columbia. CER is public company traded on the TSX Venture Exchange (CHN:TSX.V). The Company, through its subsidiaries in China, provides education products and solutions to China's Kindergarten to grade 12 education market.

The Company has worked in all areas of education resources development, marketing and sales. Through our subsidiaries in China, CEN Smart and TTTC, we have developed Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards. Currently, substantially all of our revenues are derived from our interests in TTTC and its textbook distribution business. Our cash flow and financial condition is dependent on TTTC.

The majority of the Company's current efforts and resources are focused on the development of an education internet portal which aims to provide online training, educational content and resources to its users. The internet portal, China Education Resources and Services Portal (CERSP), www.cersp.com is targeted for use by schools, administrators, teachers, students and parents of the kindergarten to grade 12 sector.

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach. The Company realized that the reform would create demand for new curriculum, updated materials, and delivery systems of educational tools.

The Company began developing the CERSP portal www.cersp.com designed to be a central resource to access the new curriculum for schools, administrators, teachers, students and parents in the kindergarten to grade 12 sector in 2003. In April, 2004, we began an initial six-month test of the internet portal in 542 schools in Beijing, Tianjin City and Hebei Province. The positive results of this test led to the Company working with Hainan province to develop the portal in July 2004 culminating in a beta-test online training to 300 select teachers of Hainan province in December 2005. The testing resulted in positive response from teachers, students, administrators and commissions that used the CERSP portal. The Company attracted the attention of China's Ministry of Education's Curriculum and Development Center ("CDC") and began a collabrative working relationship with the CDC to co-develop the Company's internet education portal in 2005.

China's CDC is the top academic authority for K-12 curriculum development. The CDC organizes and develops national curriculum standards, and related education resources as well as evaluates and assesses current curriculums and related education resources. The CDC guides and supervises the implementation of K-12 curriculum reform; guides and is co-developing with CER the education resources and services portal (www.cersp.com).

While the Company continues to sell its established titles in its traditional textbook distribution business, due to new regulations in China and significantly increased costs in developing further textbook titles, CER has focused its attention and all of its resources to developing the portal with plans to commercialize the web-based educational resources portal CERSP. When fully launched, the CERSP portal is expected to provide a variety of products and services targeted at the kindergarten to grade 12 market in China. The CERSP portal is an interactive system designed to collaborate with the sectors of education, publishing, and distribution to provide students (approx 240 million) and teachers (approx 10 million) and schools (approx 700,000) to help facilitate the efficient and successful implementation of new educational initiatives with learning, working, quality products and solutions in an interactive real-time operation.

We plan to earn revenue from teacher training, student tutorials, online development and sale of textbooks and supplemental materials, and advertising. Currently, our CERSP internet portal is operational, but we charge no fees and have earned limited revenue from the internet portal to date. We do not anticipate that we will begin to charge fees or earn any significant revenues from the services that we offer until we have fully tested and evaluated the internet portal; the internet portal has gained market acceptance and is used by teachers, students and school administrators; the internet portal has been accepted by the education authorities and we have sufficient financing for limited deployment of the internet portal and to fund the working capital requirements of operating the internet portal. We do not anticipate that we will earn significant revenues from our CERSP internet portal until the first half of 2007, if at all.

OVERALL PERFORMANCE

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the period.

On May 15, 2006 the Company finalized the disposition of one of its wholly owned Chinese subsidiaries, NEB. In accordance with CICA Handbook Section 3475 its financial position, results of operations and cash flows have been presented as discontinued operations.

Results of Operations

On a consolidated basis for three months ended September 30, 2006, the Company's total gross revenues were $1,038,696 (2005 - $3,805,913). Our cost of sales was $844,378 for three months ended September 30, 2006 (2005 - $2,065,233); and for the nine months ended September 30, 2006 our total gross revenues were $1,384,898 and our cost of sales was $1,158,567. This is compared to total gross revenues of $4,321,503 and cost of sales of $2,616,660 for the comparable period nine month period ended September 30, 2005.

Net loss has increased to $702,736 for the three months ended September 30, 2006 compared to a gain of $1,132,312 for three months ended September 30, 2005. For the nine months ended September 30, 2006, the Company's net loss is $1,995,743 as compared to a gain of $345,088 for the comparative period in 2005.

During the period under review, sales and subsequent revenues in the Company's traditional textbook business have steeply declined compared to the prior comparative period. The Company has redirected its efforts and resources to the development and deployment of its education internet portal. Due largely to new textbook regulations which have substantively increased costs, approval times and increased risk in the development and updating of textbooks utilized in the Company's traditional textbook business, the Company currently has no plans to develop new titles and plans to continue to sell its existing titles until they are required to be updated with the goal that the Company will be able to transition generation of revenue to its education internet portal.

General and administrative expenses for the three months ended September 30, 2006 were $314,805 (2005: $296,239) and for the nine months ended September 30, 2006 $992,321 were again similar to those incurred in the comparable period of 2005, $928,034 and reflect normal business variances.

On a consolidated basis, expenses have increased to $917,983 for three months ended September 30, 2006 from $321,816 for the three months ended September 30, 2005, and for the nine months ended September 30, 2006 expenses have increased to $2,627,407 from $1,006,106 for the nine months ended September 30, 2005. This increase is due largely to stock-based compensation. Major expense categories are described more thoroughly below.

The net loss per share has increased to $0.0619 for nine months ended September 30, 2006 from a gain of $0.0095 for the same period in the previous year. There was a loss of per share of $0.0191 (2005- gain of $0.0311) attributable to the three months ended September 30, 2006.

The following is a discussion of the certain expense categories:

Stock based compensation
Due to a grant of options during the three months ended September 30, 2006, there were $497,354 of expenses recorded in connection with stock based compensation (2005: $3,595). Due to certain options vesting during the nine months ended September 30, 2006, $1,364,485 of stock based compensation expenses were recorded (2005: $20,444). The number is significantly higher due to the fact that on the days that the options vested, the Company's shares were trading at yearly high prices.

Sales and Marketing
There was a total of $59,435 in sales and marketing paid in the three months ended September 30, 2006 (2005: $4,369) and for the nine months ended September 30, 2006 $123,870 (2005: 9,653). The increase was due mainly to fees paid to an investor relations consultant hired by the Company, this contract ended during September 30, 2006.

Interest
There was $555 in interest expense for three months ended September 30, 2006 (2005: $18,044). Interest expense decreased due to retirement of existing loans in December, 2005.

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Segmented information
The Company's operations are in two geographical areas: Canada and China. The Company's head office is in Vancouver, Canada and its operating subsidiaries are located in China. The Company generates no sales revenue in Canada. For the nine month period ended September 30, 2006, total consolidated revenue in China was $1,384,898 (2005: $4,321,503). Profit attributable to China was $155,593 for the nine months ended September 30, 2006 (2005: $888,954) and the loss attributable to Canada was $2,151,336 (2005: $543,866) during the same periods.

Products
The Company has historically developed and distributed educational products in China. Educational books are developed by various authors in China and sent to various printing companies which produce the finished product. There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

The main products include Psychology textbooks from grades 1 to 12 with an average retail price per book of less than $1 (~RMB5), Information Technology textbooks from grades 1 to 12 with an average retail price per package with CD of less than $2.5 (~RMB20), kindergarten educational materials with an average retail price per package of around $3 (~RMB25).

The Company currently is focusing its efforts on development and deployment of its educational internet portal, where it is currently developing online teacher training programs, a student social network (which will include online tutoring and training programs), and supplemental materials and textbooks utilizing online technology such as the Company's "New Thinking" Book Series which will be a collection of textbooks and enrichment materials targeted at the kindergarten to grade 12 market that will be developed according to the curriculum reform guidelines as mandated by China's Ministry of Education. TTTC had planned to develop 20 different "New Thinking" books in 2006 however these have been delayed in production as the Company is

currently focusing its attentions on updating its technology platform to increase capacity for its current focus on teacher training.

Working with China's Ministry of Education (MOE) and the Curriculum Development Center (CDC), the Company launched a nationwide test of its proprietary Online Teacher Training Program, the first of its kind in China. The 15 day program was officially sanctioned and funded by the MOE which selected the initial group of 10,000 teachers from 28 provinces who began training on August 5th through the Company's CERSP portal. As the initial response to the program was well beyond what the Company anticipated the Company has been working with a large multi-national technology supplier and developer, to expand the Company's infrastructure to accommodate the increasing need for the resources provided by the CERSP portal. The Company continues to work closely with the CDC to develop additional teacher training programs for core subjects, such as Math, English, Chinese Language Arts etc. These programs are being developed for three separate sectors, educators from grades 1 to 6 (primary school), grades 7 to 9 (junior high school); and grades 10 through 12 (high school). Currently efforts are focusing on the primary and junior high school programs with the high school programs slated for development in 2007.

SUMMARY OF QUARTERLY RESULTS

All amounts are expressed in United States dollars. In addition, all amounts are in thousands except for per share amounts.

September 30, 2006	Q1 ($'000)	Q2 ($'000)	**Q3 ($'000)**
Revenue	321.6	24.5	1,038.7
Income (Loss) before discontinued operations and extraordinary items	(256.4)	(1,307.4)	(702.5)
Net Income/(Loss) from discontinued operations	(26.4)	297.2	-
Net Income (Loss) for the period	(282.80)	(1,010.2)	(702.5)
Per share data – Basic Income (Loss) before discontinued operations and extraordinary items	(0.0072)	(0.0287)	(0.0191)
Income/(Loss) from discontinued operations	(0.0007)	(0.0007)	(0.0000)
Net Income/(Loss) per share	(0.0079)	(0.0280)	(0.0191)

December 31, 2005	**Q1** ($'000)	**Q2** ($'000)	**Q3** ($'000)	**Q4** ($'000)	**2005** ($'000)
Revenue	467.9	48.1	3,805.6	1,689.1	6,010.6
Income (loss) before discontinued operations and extraordinary items	(194.3)	(421.0)	1,125.8	(844.9)	(334.4)
Net income (loss) income from discontinued operations	3.6	(175.4)	6.5	(210.7)	(376.0)
Net (loss) income for the year	(190.7)	(596.4)	1,132.3	(1,055.6)	(710.4)
Per share data – Basic					
Income (loss) before discontinued operations and extraordinary items	(0.0062)	(0.0133)	0.0310	(0.0262)	(0.0104)
Income (loss) from discontinued operations	0.0001	(0.0055)	0.0002	(0.0065)	(0.0116)
Net Income (loss) per share	(0.0061)	(0.0188)	0.0312	(0.0327)	(0.022)

December 31, 2004	**Q1** (S'000)	**Q2** (S'000)	**Q3** (S'000)	**Q4** (S'000)	**2004** (S'000)
Revenue	555.2	256.7	1,564.3	2,135.1	4,511.3
Income (loss) before discontinued operations and extraordinary items	(138.9)	(347.4)	267.7	(515.7)	(734.3)
Net income (loss) income from discontinued operations	(11.4)	161.9	49.6	(608.9)	(408.8)
Net (loss) income for the year	(150.3)	(185.5)	317.3	(1,124.6)	(1,143.1)
Per share data – Basic					
Income (loss) before discontinued operations and extraordinary items	(0.0048)	(0.0120)	0.0091	(0.0174)	(0.0248)
Income/(loss) from discontinued operations	(0.0004)	0.0056	0.0017	(0.0205)	(0.0138)
Net Income/(loss) per share	(0.0052)	(0.0064)	0.0108	(0.0379)	(0.0386)

Note:

1. Quarterly results reflect that the operations of the Company's business are highly seasonal. Most of the revenues are recognized in the third quarter and fourth quarter of the fiscal year as the student population commences the fall school term.
2. Fully diluted earnings-per-share have not been provided because it is anti-dilutive.
3. Weighted average number of shares outstanding was used for the calculation of earnings-per-share.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

Working capital

The Company had a working capital position of $1,221,890 with cash balances of $2,594,440 as at September 30, 2006 compared to working capital of $1,406,159 with cash balances of $1,951,309 as at September 30, 2005.

Financing and Investing Activity

During the period the Company issued 1,911,343 (2005: 2,188,655) common shares for gross proceeds of $1,943,914 (2005: $951,042) for the exercise of options and warrants.

The Company reached an agreement to sell a subsidiary, NEB for $1.06 million. The Company received a cash payment of $750,269 (which includes interest revenue of $27,288) on May 29, 2006. The balance of the sale price is secured by a one year promissory note of $351,930. The Company realized a gain on the sale of NEB of $270,818.

Property, equipment and research and development costs

As at September 30, 2006, the Company's net property and equipment and research and development costs which included capitalized website costs was $2,966,393 as compared to $1,431,004 as at September 30, 2005. This substantial increase was due to $2,162,076 in capitalized website/portal development costs (2005: $845,794)

Debt
The Company decreased its current liabilities from $4,334,770 as at September 30, 2005 to $3,968,147 as at September 30, 2006, primarily due to a decrease in commission payable of $265,000 and paid off the short-term loan owed to Wild Coyote. Overall the Company decreased its accounts payable from $3,382,034 in 2005 to $1,970,907 in 2006.

Shareholders Equity
Shareholders equity was $7,014,382 at September 30, 2006 as compared to $5,003,067 as at September 30, 2005. The change was due to a result of losses incurred $1,995,743 (gain 2005: $345,088); the issue of common shares $1,943,914 (2005: $951,042) and contributed surplus of $1,797,684 (2005: $489,044).

Outstanding share data
The Company's common shares outstanding at September 30, 2006 were 37,683,483 as compared to 32,769,147 at September 30, 2005.

Dividend
The payment of dividends to shareholders will depend on a number of factors such as earnings, CER's financial requirements and other factors that the Board of Directors considers relevant in the circumstances. Since CER is a junior development stage company, there is no current intention to pay dividends on the common shares. The Board of Directors will review this policy, from time to time, as circumstances change. To date, CER has not declared or paid any dividends on any of its shares.

TRANSACTIONS WITH RELATED PARTIES

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

In 2003, the Company advanced funds of $148,636 (RMB 1,200,000) to Beijing Anli Information and Consulting ("Anli") a shareholder of the Company. A loan agreement was signed and has been subsequently extended until September 30, 2007. The loan was collateralized by shares of the Company and as at December 31, 2005 was further guaranteed of repayment by two directors of the Company.

In addition, the Company advanced funds to Anli of $32,205 (RMB 260,000) in accordance with a loan agreement dated April 22, 2004. The loan is due on demand and is non-interest bearing.

The Company has advanced loans to employees to assist with automobile purchases. In return the employees are required to service the Company for five years. The amounts are non-interest bearing, repayable over 60 months and are collateralized by the automobiles. As at September 30, 2006 the total loan due from employees was $13,402 (2005: $13,142).

RISK AND UNCERTAINTY FACTORS

History of losses and anticipate that we may continue to incur losses for the foreseeable future.
The Company has incurred a net loss of $1,995,743 for the nine months ended September 30, 2006 versus a gain of $345,088 for the comparable 2005 period. The Company's future business plan includes the further development and operation of our internet education portal and

transitioning out of the traditional textbook distribution business. The Company's ability to continue as a going concern is dependant upon continuing sales of our traditional education textbook business, the successful completion of the development of our CERP portal, achieving acceptance and a profitable level of operations for the CERSP portal and on our ability to obtain necessary financing to fund our future business plan. The outcome of these matters cannot be predicted at this time.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein. The Company incurred loses for the three months ended September 30, 2006 of $702,736 versus a net gain of $1,132,312 for the three months ended September 30, 2005. As of September 30, 2006 we had a cumulative net loss from operations of $20,586,850 and a cumulative net loss from operations of $17,535,596 as at September 30, 2005.

Our efforts to date have been focused on the development of CERSP, our web-based education internet portal in China and continuing the distribution of our textbooks in China. We have no plans to develop further titles in our traditional textbook business and remain focused on the rapid development and deployment of CERSP. We do not expect to be profitable until we can generate sufficient revenue from the portal if at all. We may incur additional losses during the year ending December 31, 2006, and beyond.

Seasonality

The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year. This is primarily because textbook purchases by students are generally made just prior to the start of the school year in the autumn. The Company is attempting to lessen the seasonality of the business by expanding its business into other related areas in the education sector through its internet portal.

Exchange Rate

The reporting currency of the Company is United States Dollar ("USD"). The Chinese RMB is pegged to the USD. However, China is under pressure to adopt a more flexible exchange rate system. If RMB is no longer pegged to the USD, the rate fluctuation may have a material impact on CER's consolidated financial reporting.

Fluctuation in the value of Canadian dollar ("CDN") relative to USD has some impact on CER's head office financial results. However, such exchange rate fluctuations have not materially affected the overall financial earnings and results on a consolidated basis.

Tax and Legal Systems in China

The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

Competition
Foreign direct investment in China has increased rapidly and the investment environment has further improved to encourage foreign and local investors to invest in fields, such as education, high-tech, modern agriculture and infrastructure construction. A number of large companies are involved in the publishing and distribution of educational products in the mainstream areas of math, science and language arts. There is no guarantee that other, larger and better financed competitors will not become involved in business similar to that of the Company.

Management
The Company currently has a small executive management group, which is sufficient for its present stage of development. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of certain current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Funds Remittance
Provided that conversion of Renminbi into foreign exchange and the remittance of foreign exchange are duly arranged in accordance with the relevant laws and regulations on foreign exchange, a Foreign Investment Enterprise ("FIE") is able to remit dividends and other payments from China.

According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China Through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Principals of Consolidation
The consolidated financial statements and information contained therein include the accounts of the Company and its Chinese operating subsidiaries CEN Smart and Today's Teachers Technology & Culture Ltd. The Company's interest in these subsidiaries, through which it carries on its principal activities, is accounted for using the proportionate consolidation method.

Stock-Based Compensation
The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments
The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company's major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

OUTLOOK

We are currently working with the CDC and a group of nationally known experts who have developed the new curriculum to increase the educational content on the internet portal. With the plan of rolling out nationwide, we are also developing and beta testing teacher training programs which are currently underway, with the support of the CDC. It is anticipated that the teacher training fees will be the first significant revenues we generate from the internet portal.

Other revenue sources from the internet portal are anticipated to be:

- Student online training and tutorials;
- Online sale of textbooks and supplemental materials developed through the internet portal;
- Online book sales of third party materials;
- Advertising

We do not expect to generate any significant revenue from CERSP until the first half of 2007, if at all.

Our anticipated budget for this project is $7,500,000-20,000,000 through the end of 2008. While we believe that this will provide enough capital for us to deploy the internet portal nationwide, we feel that given our current capital on hand we can slowly increase our capacity for teacher training, continue development of the student platform, continue to increase educational content on the portal and continue to develop supplemental materials for sale albeit on a slower basis. The amount of capital raised by us will be determined among other things, on a number of factors including market conditions, availability and interest in equity markets, and our ability to fund

internally with capital generated from operations. Our plan is to promote the use of the internet portal by enlisting the cooperation of the Education Commissions of each Province and some of the larger municipalities which will designate the internet portal as the sole distribution system for certain types of educational content. We are creating separate modules focused on specific subject areas, i.e., math, language arts, etc. We plan to customize the internet portal for each education commission to suit regional requirements on a collaborative basis. The main responsibilities of the education commissions are to provide educational content and promote the use of the internet portal amongst the schools under their jurisdiction while we will provide the education internet portal and technical support and services.

The Company feels confident in its current working relationship and with the CDC and its collaboration with its national experts that collectively it is developing the most comprehensive educational portal in China. The Company is simultaneously working in many areas namely, assessment, expansion, and increasing capacity of its CERSP portal; assisting with the development of online teacher training curriculum for delivery through the portal; launching and beta testing of its student portal and subsequent development of online tutoring and training; ensuring technology and systems are in place for continued development of supplemental materials; continuing distribution through its traditional business as well as beginning to work with certain provincial governments to initially customize teacher training to suit specific provincial level needs. As with any project of this size and scope and the many different government agencies that the Company must work with the Company is unable to reasonably predict when, it will be able to successfully implement and realize its goals.

Requirement for Further Financing

The Company is dependent both upon its traditional textbook distribution business in China and equity financing to continue to fund its development of the CERSP Portal and general operations. The Company believes that the current funds on hand should be sufficient to finance its operations and capital needs until the end of calendar year 2006. However, the Company's funding needs may vary depending upon actual sales obtained from its traditional textbook distribution business and its increased focus on the rapid development and deployment of the CERSP Portal. The Company's ability to raise future capital will be in part affected by capital markets. There is no assurance that such additional financing will be available.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position in China, by seeking alliances or partnerships in order to develop its CERSP Portal and business in China more cost effectively. This could include the entering into of new business via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

ITEMS SUBSEQUENT TO YEAR END

In the opinion of management, there are no material items since the end of the fiscal year that require further discussion in the MD&A than otherwise disclosed herein.

CHINA EDUCATION RESOURCES INC.

Management's Discussion and Analysis
For the period ended March 31, 2007

FORM 51-102F1

May 29, 2007

This Management Discussion and Analysis ("MD&A") reviews the activities of China Education Resources Inc., its Chinese operating subsidiaries, Today's Teachers Technology & Culture Ltd.("TTTC") and CEN Smart ("CEN") (and/or collectively "CER" or the "Company") and compares the financial results for the period ended March 31, 2007 with the period ended March 31, 2006. It is also an update to the Company's annual MD&A for the year ended December 31, 2006. The MD&A should be read in conjunction with the audited financial statements and accompanying notes for all relevant periods copies of which are filed on the SEDAR website.

The information contained in this MD&A is provided as of the date May 29, 2007.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All dollar amounts presented are expressed in United States dollars unless otherwise noted.

Forward-looking Information
Except for statements of historical fact, the discussion and analysis of financial performance and position including, without limitation, statements regarding projections, future plans, and objectives of CER are forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are based on management experience, historical results, current expectations and analyses, trends, government policies, and current business and economic conditions, including CER's analysis of its product and distribution system and its expectations regarding the effects of anticipated product and distribution changes and the potential benefits of such efforts and activities on CER's results of operations in future periods. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. The forward looking information is provided as to the date of this MD&A, May 29, 2007.

DESCRIPTION AND OVERVIEW OF BUSINESS

The Company is a corporation organized under the predecessor to the *Business Corporations Act* of British Columbia. CER is public company traded on the TSX Venture Exchange (CHN: TSX.V). The Company, through its subsidiaries in China, provides education products and solutions to China's Kindergarten to grade 12 education market.

The Company has worked in all areas of education resources development, marketing and sales. Through our subsidiaries in China, CEN Smart and TTTC, we have developed Psychology, Information Technology, Kindergarten and ESL textbook materials according to provincial and national curriculum standards. Currently, substantially all of our revenues are derived from our interests in TTTC and its textbook distribution business. Our cash flow and financial condition is dependent on TTTC.

The majority of the Company's current efforts and resources are focused on the development of an education internet portal which aims to provide online training, educational content and resources to its users. The internet portal, China Education Resources and Services Platform (CERSP), www.cersp.com is targeted for use by schools, administrators, teachers, students and parents of the kindergarten to grade 12 sector.

Since 2000, the Chinese government has been implementing policy reform to change the education system from one of memory learning to a more individualized creative approach. The

Company realized that the reform would create demand for new curriculum, updated materials, and delivery systems of educational tools.

The Company began developing the CERSP portal www.cersp.com designed to be a central resource to access the new curriculum for schools, administrators, teachers, students and parents in the kindergarten to grade 12 sectors in 2003. In April, 2004, we began an initial six-month test of the internet portal in 542 schools in Beijing, Tianjin City and Hebei Province. The positive results of this test led to the Company working with Hainan province to develop the portal in July 2004 culminating in a beta-test online training to 300 select teachers of Hainan province in December 2005. The testing resulted in positive response from teachers, students, administrators and commissions that used the CERSP portal. The Company attracted the attention of China's Ministry of Education's Curriculum and Development Center ("CDC") and began a collaborative working relationship with the CDC to co-develop the Company's internet education portal in 2005. The Company ran a further beta-test of its teacher training program with 10,000 teachers participating in 3 courses. The teachers were selected by the Ministry of Education and the program ran in August 2006. The program was well received by the teachers and the Company was able to adapt the information from the training program to make key changes to the Company's infrastructure and technology. The Company is continuing to run its beta-test of 16,000 teachers participating in 11 subject courses. The beta-test will conclude at the end of May, 2007.

China's CDC is the top academic authority for K-12 curriculum development. The CDC organizes and develops national curriculum standards, and related education resources as well as evaluates and assesses current curriculums and related education resources. The CDC guides and supervises the implementation of K-12 curriculum reform; guides and is co-developing with CER the education resources and services portal (www.cersp.com).

While the Company continued to sell its established titles in its traditional textbook distribution business, due to new regulations in China and significantly increased costs in developing further textbook titles, CER has focused its attention and all of its resources to developing the portal with plans to commercialize the web-based educational resources portal CERSP. When fully launched, the CERSP portal is expected to provide a variety of products and services targeted at the kindergarten to grade 12 markets in China. The CERSP portal is an interactive system designed to collaborate with the sectors of education, publishing, and distribution to provide students (approx 230 million) and teachers (approx 12 million) and schools (approx 600,000) to help facilitate the efficient and successful implementation of new educational initiatives with learning, working, quality products and solutions in an interactive real-time operation.

We plan to earn revenue from teacher training, student tutorials, online development and sale of textbooks and supplemental materials, instant messaging user fees, and advertising. Currently, our CERSP internet portal is in development, we charge no user fees and have earned only limited revenue from the internet portal through revenue generation of the teacher training beta-tests. We do not anticipate that we will begin to charge fees or earn any significant revenues from the services that we offer until we have fully tested and evaluated the internet portal; the internet portal has gained market acceptance and is used by teachers, students and school administrators; the internet portal has been accepted by the education authorities and we have sufficient financing for full development and deployment of the internet portal and to fund the working capital requirements of operating the internet portal. We do not anticipate that we will earn significant revenues from our CERSP internet portal until the latter half of 2007, if at all.

OVERALL PERFORMANCE

Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the period.

Results of Operations
On a consolidated basis for period ended March 31, 2007, the Company's total gross revenues were $286,234 (2006 - $321,625). Our cost of sales was $85,295 for year three months ended March 31, 2007 (2006 - $188,048).

Net loss has increased to $435,470 for the three months ended March 31, 2007 compared to a net loss of $282,770 for comparable 2006 period.

During the period under review, sales and subsequent revenues in the Company's traditional textbook business continue to decline compared to the prior comparative period. The Company has redirected its efforts and resources to the development and deployment of its education internet portal. Due largely to new textbook regulations which have substantively increased costs, approval times and increased risk in the development and updating of textbooks utilized in the Company's traditional textbook business, the Company currently has no plans to develop new titles under its previous methods and plans to continue to sell its existing titles until they are required to be updated with the goal that the Company will be able to transition generation of revenue to its education internet portal, and all further textbook and supplemental material development will be through online collaboration between national experts, teachers and training participants.

At March 31, 2007, the Company reported aggregate sales of $286,234 (compared to $321,625 for the comparable 2006 period). Of current period sales, $143,648 is attributable to revenue derived from the portal (nil for comparable 2006 period). The balance of the current period sales $142,586 is from the Company's traditional business (2006 - $321,625).

On a consolidated basis, expenses have increased to $659,086 for the period ended March 31, 2007 from $393,860 for the same period ended 2006. This increase is due largely to stock-based compensation and an increase in selling and general and administrative expenses as described below.

Selling and general and administrative expenses for the three months ended March 31, 2007 were $541,757 and reflect an increase in activities and related infrastructure related to the internet portal, the Company completing its audit during the review period, working to complete a registration statement in the US, and increased marketing activities, to those incurred in the comparable period of 2006, $344,586. Major expense categories are detailed below.

The net loss per share has increased to $0.0115 for the three months ended March 31, 2007 compared to the comparable three month period ended March 31, 2006 which recorded a loss of $0.0080.

The following is a discussion of the certain expense categories:

Stock based compensation
The company granted no stock options during the period under review. On January 17, 2007 457,496, share purchase warrants to purchase 457,496 common shares at $0.54 (C$0.72) and 42,401, share purchase warrants to purchase 42,401 common shares at $0.85 (C$1.14) were extended for a period of one year. The aggregate 499,897 warrants will now expire January 17, 2008. The company therefore recorded stock-based compensation of $78,013 during the three months ended March 31, 2007 (2006 – $8,296) using the Black Scholes pricing method.

Professional Fees
Accounting and consulting fees increased to $43,108 for the three months ended March 31, 2007, compared to $26,095 for the 2006 comparable period. Legal and audit fees increased to $99,753 from $28,365 for the same periods. These increases were due mainly to the Company increasing its activity related to preparation of a US registration statement.

Advertising & Promotion
The Company had little advertising and promotion fees during 2006 ($2,642), however due to increased activities the Company incurred expenses of $31,011 during 2007 and expects that this increased activity will continue throughout 2007.

Payroll
The Company's payroll increased to $172,105 during the three months ended March 31, 2007 from $78,383 compared to the same period in 2006. This increase in payroll is due largely to increased staffing requirements in China, and general payroll increases for existing staff during the latter part of 2006.

Office Expenses
The Company's general office expenses increased from $67,922 for the three months ended March 31, 2006 to $137,085 for the comparable three months ended March 31, 2007. This increase relates to the Company's increased business activities in China.

Interest
There was $866 in interest expense for three months ended March 31, 2007 (2006: $21,536). Interest income of $13,819 (2006: $13,849) was recorded for the quarter ended March 31, 2007.

Other differences between the amounts incurred in 2006 and 2005 reflect normal variances in business activities from year to year.

Segmented information
The Company's operates in two geographical areas: Canada and China. The Company's head office is in Vancouver, Canada and its operating subsidiaries are located in China. The Company generates no sales revenue in Canada. For the three months ended March 31, 2007, total consolidated revenue in China was $286,234 (2006: $321,625). The total assets in Canada at March 31, 2006 were $1,526,035 (2006: $1,310,089) and assets held in China at March 31, 2007 were $8,107,196 (2006: $9,387,119). The loss attributable to China was $88,580 for the three months ended March 31, 2007 (2006: $22,539) and the loss attributable to Canada was $335,748 (2006: $260,231) during the same periods.

Products
The Company has historically developed and distributed educational products in China. Educational books are developed by various authors in China and sent to various printing companies which produce the finished product. There are no restrictions on the availability of raw materials which are used for production and there is a wide selection of printing companies to select from in China. Each print job is negotiated individually with the printing company.

The main products include Psychology textbooks from grades 1 to 12, Information Technology textbooks from grades 1 to 12, and kindergarten educational materials.

The Company currently is focusing its efforts on development and deployment of its educational internet portal, where it is currently developing online teacher training programs, a student social network (which will include online tutoring and training programs), and supplemental materials and textbooks utilizing online technology such as the Company's "New Thinking" Book Series which will be a collection of textbooks and enrichment materials targeted at the kindergarten to grade 12 market that will be developed according to the curriculum reform guidelines as mandated by China's Ministry of Education. TTTC had planned to develop 20 different "New Thinking" books in 2006, the Company did produce 7 new titles and 16 CD's from its summer 2006 training program, however further titles have been delayed in production as the Company is currently focusing its attentions on updating its technology platform to increase capacity for its current focus on teacher training. The Company anticipates that each of its current courses will have one textbook and one supplementary textbook that will be sold as part of the teacher training program upon completion of the beta-testing. Theses materials will be developed through the portal and will utilize online collaboration between the national experts, teachers and input in the form of questions, case studies etc., from teachers participating as students in the online training programs.

Working with China's Ministry of Education (MOE) and the Curriculum Development Center (CDC), the Company launched a nationwide test of its proprietary Online Teacher Training Program, the first of its kind in China in the summer of 2006. The 15 day program was officially sanctioned and funded by the MOE which selected the initial group of 10,000 teachers from 28 provinces who began training on August 5, 2006, through the Company's CERSP portal.

After making the changes in infrastructure necessitated after its first training program of 10,000 teachers participating in 3 subject courses, the Company in collaboration with CDC, Apple, Inc., and over 100 national experts, began its second beta-test of 16,000 teachers simultaneously taking 11 subject courses. Started, in February 2007 the current training program will complete at the end of May, 2007. The second beta-test has garnered much national interest and has received very positive and encouraging feedback from the 16,000 participants at the primary and junior high school level. On the first day of this program launch, more than 3.5 terabytes (one terabyte is equal to 1,024 gigabytes or one trillion bytes) of learning materials were downloaded by participating teachers. From February 1 through May 9, participants of the teacher training program successfully downloaded 110 terabytes of learning materials through the CERSP.com portal.

Significantly, the Company has garnered the interest of the World Bank who sponsored and paid the participation fee of 300 rural teachers during this current training program.

The Company continues to work closely with the CDC to develop additional teacher training programs for core subjects, such as Math, English, Chinese Language Arts etc. These training programs are being developed for three separate sectors, educators from grades 1 to 6 (primary

school), grades 7 to 9 (junior high school); and grades 10 through 12 (high school). Due to the CDC's acceleration of the timeline for completion of the high school level program, the Company is currently working on 13 high school level courses for use in a summer (2007) training program and at this time does not anticipate adding (during 2007) to the 8 primary and junior level courses it currently has.

The Company launched the first version of its instant messaging system, CEREM (China Education Resources Education Messenger), called EM or Education Messenger by the Company. EM is China's first vertical instant messaging utility. Launched in April, 2007 it was specifically developed for and is targeted at China's vast K-12 education sector, and is being utilized by the 16,000 teachers currently enrolled in our training program. EM is much more than instant messaging. It is also an education tool which allows teachers and students to access education resources e.g. lessons, homework, reference materials, customized lesson plans etc. A unique feature of EM is that it will direct selected information into the user's personal e-portfolio which is a life long record of educational activity allowing teachers to monitor the progress of individual students as they go through the education system. Future versions will be designed for use by education administrators, government officials, and parents of students.

SUMMARY OF QUARTERLY AND ANNUAL RESULTS

All amounts are expressed in United States dollars. In addition, all amounts are in thousands except for per share amounts.

March 31, 2007	**Q1 ($'000)**	**Q2 ($'000)**	**Q3 ($'000)**	**Q4 ($'000)**	**2007 ($'000)**
Revenue	286.2				286.2
Income (Loss) before non-controlling interest	(444.3)				(444.3)
Net Income (Loss) for the year	(435.5)				(435.5)
Net Income/(Loss) per share	(0.0115)				(0.0115)
Total assets					9,633,231
Total liabilities including non-controlling interest					4,113,351

December 31, 2006	Q1 ($'000)	Q2 ($'000)	Q3 ($'000)	Q4 ($'000)	2006 ($'000)
Revenue	321.6	24.5	1,038.7	50.8	1,435.6
Income (Loss) before non-controlling interest and discontinued operations	(256.4)	(1,307.4)	(702.5)	(834.9)	(3,101.2)
Net Income/(Loss) from sale discontinued operations	(26.4)	270.8	-	-	244.4
Net Income (Loss) for the year	(282.8)	(1,010.2)	(702.5)	(572.9)	(2,568.4)
Earnings (loss) per share data – basic Continuing operations	(0.0072)	(0.0287)	(0.0191)	(0.0212)	(0.0762)
Discontinued operations	(0.0007)	0.0073	0.000	0.000	0.0066
Net Income/(Loss) per share	(0.0079)	(0.0214)	(0.0191)	(0.0212)	(0.0696)
Total assets					9,890,576
Total liabilities including non-controlling interest					4,038,684

December 31, 2005	Q1 ($'000)	Q2 ($'000)	Q3 ($'000)	Q4 ($'000)	2005 ($'000)
Revenue	467.9	48.1	3,805.6	1,689.1	6,010.6
Income (loss) before non-controlling interest and discontinued operations	(194.3)	(421.0)	1,125.8	(844.9)	(334.4)
Net income (loss) income from discontinued operations	3.6	(175.4)	6.5	(210.7)	(376.0)
Net (loss) income for the year	(190.7)	(596.4)	1,132.3	(1,055.6)	(710.4)
Earnings (loss) per share data - basic Continuing operations	(0.0062)	(0.0133)	0.0310	(0.0262)	(0.0104)
Discontinued operations	0.0001	(0.0055)	0.0002	(0.0065)	(0.0116)
Net Income (loss) per share	(0.0061)	(0.0188)	0.0312	(0.0327)	(0.022)
Total assets					11,899,008
Total liabilities – including non-controlling interest					6,101,785

Note:

1. Quarterly results reflect that the operations of the Company's business are highly seasonal. Most of the revenues are recognized in the third quarter and fourth quarter of the fiscal year as the student population commences the fall school term.
2. Sales have declined significantly due to the Company's transitioning out of its traditional business and focusing its efforts on its internet education portal. Fully diluted earnings-per-share have not been provided because it is anti-dilutive.
3. Weighted average number of shares outstanding was used for the calculation of earnings-per-share.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

Working capital

The Company had a working capital deficit of $1,023,900 with cash balances of $1,837,566 as at March 31, 2007 compared to negative working capital of $507,986 with cash balances of $2,006,492 as at March 31, 2006.

Financing and Investing Activity

During the period ended March 31, 2007 the Company did not issue any common shares pursuant to the exercise of options, warrants nor completed private placements so derived no proceeds. In comparison, the Company issued 350,555 common shares during the three months ended March 31, 2006 for net proceeds of $389,946 pursuant to exercise of options and warrants.

Property, equipment and research and development costs

As at March 31, 2006, the Company's net equipment and website development costs was $3,618,645 as compared to $1,978,838 as at March 31, 2006. This substantial increase was due to $458,358 in capitalized website development costs during 2007 (2006: $231,977) and an increase in net book value of computer equipment of $240,944 for the three months ended March 31, 2007 as compared to $20,940 for the comparable period in 2006.

Debt

The Company increased its current liabilities during the quarter ended March 31, 2007 by $83,525 to $3,511,636 (March 31, 2006: $4,166,362) from $3,428,111 as at December 31, 2006. Overall the Company increased its accounts payable from $1,184,230 for the three months ended March 31, 2006 to $1,942,987 in 2007 and decreased its income tax payable from $1,830,733 in the 2006 comparable period to $1,561,559 in income tax payable as at March 31, 2007. Additionally, calculated on an annual basis, the Company recorded a future income tax liability at December 31, 2006 of $439,004 (2005: $485,825).

Shareholders Equity

Shareholders equity was $5,519,880 at March 31, 2007 as compared to $5,752,654 as at March 31, 2006. The change was largely due to a result of losses incurred $435,470 (2006: $282,770); and contributed surplus of $1,077,978 (2006: $464,414).

Outstanding share data

The Company's common shares outstanding at March 31, 2007 were 37,923,483 as compared to 35,772,140 at March 31, 2006.

Dividend

The payment of dividends to shareholders will depend on a number of factors such as earnings, CER's financial requirements and other factors that the Board of Directors considers relevant in the circumstances. Since CER is a junior development stage company, there is no current intention to pay dividends on the common shares. The Board of Directors will review this policy, from time to time, as circumstances change. To date, CER has not declared or paid any dividends on any of its shares.

TRANSACTIONS WITH RELATED PARTIES

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $155,019 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 was subsequently extended and is due on or before October 31, 2007. The loan is collateralized by the shares of the Company owned by Anil. The Company's subsidiary, CEN Smart rents its office space from Anli. The Company paid rent of $5,193 for the three month period ended March 31, 2007 and $5,003 for the same period in previous year.

The Company paid a total of $4,672 (2006: $4,672) in rent to a company controlled by a director/officer of the Company. Additionally, the Company paid management fees of $23,790 (2006: $11,562) to a company controlled by an officer of the Company.

RISK AND UNCERTAINTY FACTORS

History of losses and anticipate that we may continue to incur losses for the foreseeable future.

The Company has incurred a net loss of $435,470 for the three months ended March 31, 2007 versus a loss of $282,770 for the three months ended March 31, 2006. The Company's future business plan includes the further development and operation of our internet education portal and continuing to transition out of the traditional textbook development and distribution business. The Company's ability to continue as a going concern is dependant upon the successful completion of the development of our CERP portal, achieving acceptance and a profitable level of operations for the CERSP portal and on our ability to obtain necessary financing to fund our future business plan. The outcome of these matters cannot be predicted at this time.

We have historically incurred losses as evidenced by the consolidated statements of operations contained herein. As of March 31, 2007 we had a cumulative net loss from operations of $21,594,964 and a cumulative net loss from operations of $18,591,107 as at March 31, 2006.

Our efforts to date have been focused on the development of CERSP, our web-based education internet portal in China and continuing the distribution of our textbooks in China. We have no plans to develop further titles in our traditional textbook business and remain focused on the rapid development and deployment of CERSP. We do not expect to be profitable until we can generate sufficient revenue from the portal if at all. We may incur additional losses during the year ending December 31, 2007, and beyond.

Seasonality

The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year. This is primarily because textbook purchases by students are generally made just prior to the start of the school year in the autumn. The Company is attempting to lessen the seasonality of the business by expanding its business into other related areas in the education sector through its internet portal.

Exchange Rate

The reporting currency of the Company is United States Dollar ("USD"). The Chinese RMB is pegged to the USD. However, China is under pressure to adopt a more flexible exchange rate

system. If RMB is no longer pegged to the USD, the rate fluctuation may have a material impact on CER's consolidated financial reporting.

Fluctuation in the value of Canadian dollar ("CDN") relative to USD has some impact on CER's head office financial results. However, such exchange rate fluctuations have not materially affected the overall financial earnings and results on a consolidated basis.

Tax and Legal Systems in China
The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

Subsequent to the year-end, the National People's Congress of China passed "The Law of the People's Republic of China on Enterprise Income Tax" (the "Enterprise Income Tax Law"). The Enterprise Income Tax Law will become effective on January 1, 2008. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises ("FIEs") but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs. Under the new law, both domestic companies and FIEs are subject to a unified income tax rate of 25%. CEN may be able to preserve its tax holiday under the grandfathering provisions in the Enterprise Income Tax Law. However, as detailed implementation rules were not available at the time the Enterprise Income Tax Law was passed, management will continue to monitor the implementation rules of the grandfathering provisions of the new law.

Competition
Foreign direct investment in China has increased rapidly and the investment environment has further improved to encourage foreign and local investors to invest in fields, such as education, high-tech, modern agriculture and infrastructure construction. A number of large companies are involved in the publishing and distribution of educational products in the mainstream areas of math, science and language arts. There is no guarantee that other, larger and better financed competitors will not become involved in business similar to that of the Company.

Management
The Company currently has a small executive management group, which is sufficient for its present stage of development. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of certain current executive

management, the loss of a member of this group could have a material adverse effect on the Company.

Funds Remittance

Provided that conversion of Renminbi into foreign exchange and the remittance of foreign exchange are duly arranged in accordance with the relevant laws and regulations on foreign exchange, a Foreign Investment Enterprise ("FIE") is able to remit dividends and other payments from China.

According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China Through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

DISCLOSURE CONTROLS & INTERNAL REPORTING

Multilateral Instrument 52-109 ("MI 52-109") issued by the Canadian Securities Administrators defines internal controls over financial reporting as "... a process designed by, or under the supervision of, the issuer's Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the issuer's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements."

The Company has evaluated its internal controls over financial reporting and believes that as at March 31, 2007 and of the Report Date, its system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed and maintained to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. Certain weaknesses in its system are apparent. These weaknesses arise primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in many smaller companies. As a consequence of this situation:

a) it is not feasible to achieve the complete segregation of duties; and
b) the Company does not yet have full "in house" expertise in complex areas of financial accounting and taxation.

The Company believes these weaknesses are mitigated by the nature and present levels of activities and transactions within the Company being readily transparent; the active involvement of senior management and the board of directors in the affairs of the Company; open lines of

communication within the Company and the thorough review of the Company's financial statements by senior management, the audit committee of the board of directors and the Company's auditors, and by consulting with external experts. The senior officers will continue to monitor very closely all financial activities of the Company until the Company's budgets and workload will enable the hiring of additional staff for greater segregation. Nevertheless, these mitigating factors cannot eliminate the possibility that a material misstatement will occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Principles of Consolidation
The consolidated financial statements and information contained therein include the accounts of the Company and its Chinese operating subsidiaries CEN Smart and Today's Teachers Technology & Culture Ltd. All significant intercompany transactions and balances have been eliminated.

Stock-Based Compensation
The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments
The carrying amount for cash, accounts receivable, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company's major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

New Accounting Pronouncements

Financial Instruments – Recognition and Measurement
In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments – Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides and characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument is to be extinguished. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

Comprehensive Income and Equity
In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income", and section 3251 "Equity", effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 established standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

OUTLOOK

Our goal is to build the most robust, flexible and dynamic portal in the world, capable of handling the online teaching, learning and administrative requirements of 600,000 schools, 12 million teachers and 230 million students. Once our goals are met, the Company will be managing the world's largest database of real-name users.

We are currently working with the CDC, china's highest ranking authority in the area of curriculum development and a group of nationally known experts who have developed the new curriculum to increase the educational content on the internet portal. With the content developed by the national experts under the direction of the CDC we currently have 30 sub-websites with continually updated information, in various subject areas. Our initial focus, with the plan of rolling out nationwide, has been the development and beta testing of teacher training programs the most recent of which is currently underway. It is anticipated that the teacher training fees will be the first significant revenues we generate from the internet portal.

Other revenue sources from the internet portal are anticipated to be:

- Student online e-portfolio, training and tutorials;
- Online sale of textbooks and supplemental materials developed through the internet portal;
- Instant messaging user fees
- Online sales of third party materials;
- Advertising

We do not expect to generate any significant revenue from CERSP until the beta-testing of our teacher training programs are complete, if at all. The Company had anticipated that it would focus on selling its 11 courses to generate revenues during the first half of 2007. However, these efforts have been delayed until the latter half of 2007 due to the acceleration of the high school

level training now planned for the summer of 2007. The Company must focus its efforts and technical resources to completing the modification of the courses for online delivery to satisfy the requirements of the CDC.

Our anticipated budget for this project is $5,000,000 -10,000,000 through the end of 2009. While we believe that this will provide enough capital for us to deploy the internet portal nationwide according to our business plan we cannot however, anticipate other opportunities requiring capital that may arise. The amount of capital raised by us will be determined among other things, on a number of factors including market conditions, availability and interest in equity markets, and our ability to fund internally with capital generated from operations. Our plan is to promote the use of the internet portal by enlisting the cooperation of the Education Commissions of each Province and some of the larger municipalities which will designate the internet portal as the sole distribution system for certain types of educational content. We are creating separate modules focused on specific subject areas, i.e., math, language arts, etc. We plan to customize the internet portal for each education commission to suit regional requirements on a collaborative basis. The main responsibilities of the education commissions are to provide educational content and promote the use of the internet portal amongst the schools under their jurisdiction while we will provide the education internet portal and technical support and services.

The Company feels confident in its current working relationship and with the CDC and its collaboration with its national experts that collectively it is developing the most comprehensive educational portal in China. Although the Company's current focus is teacher training, the Company is simultaneously working in many areas namely, assessment, expansion, and increasing capacity of its CERSP portal; assisting with the development of online teacher training curriculum for delivery through the portal; launching and beta testing of its student portal and subsequent development of online tutoring and training; ensuring technology and systems are in place for continued development of supplemental materials; continuing distribution through its traditional business as well as beginning to work with certain provincial governments to initially customize teacher training to suit specific provincial level needs. As with any project of this size and scope and the many different government agencies that the Company must work with the Company is unable to reasonably predict when, it will be able to successfully implement and realize its goals.

Requirement for Further Financing
The Company is dependent both upon its traditional textbook distribution business in China and equity and/or debt financing to continue to fund its development of the CERSP portal and general operations. The Company will be seeking to raise additional capital during 2007 to continue its business strategy of developing and deploying the CERSP portal and for general working capital purposes. The Company's ability to raise future capital will be in part affected by capital markets. There is no assurance that such additional financing will be available when necessary.

Potential for Corporate Developments
The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position in China, by seeking alliances or partnerships in order to develop its CERSP Portal and business in China more cost effectively. This could include the entering into of new business via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

ITEMS SUBSEQUENT TO PERIOD END

The Company was invited by the World Bank to speak at the 2nd International eLearning Conference in Nairobi, Africa. The international conference will focus on Information and Communications Technology (ICT) for development, education and training. China will be among the 80 countries represented at the conference. Mr. Chengfeng Zhou, CEO of the Company, will be among the four panelists representing China at this international eLearning conference and the only private sector organization presenting at the Special Focus Session, "eLearning for Development – China's Experience."

The Company completed and filed a 20-F registration document with the U.S. Securities and Exchange Commission.

In the opinion of management, there are no material items since the end of the fiscal year that require further discussion in the MD&A than otherwise disclosed herein.

CHINA EDUCATION RESOURCES INC.

CER

Management's Discussion and Analysis
For the period ended June 30, 2007

FORM 51-102F1

August 27, 2007

This Management Discussion and Analysis ("MD&A") reviews the activities of China Education Resources Inc., its Chinese operating subsidiaries, Today's Teachers Technology & Culture Ltd.("TTTC") and CEN Smart ("CEN") (and/or collectively "CER" or the "Company") and compares the financial results for the period ended June 30, 2007 with the period ended June 30, 2006. It is also an update to the Company's annual MD&A for the year ended December 31, 2006 and its MD&A for the three months ended March 31, 2007. The MD&A should be read in conjunction with the audited financial statements and accompanying notes for all relevant periods copies of which are filed on the SEDAR website.

The information contained in this MD&A is provided as of the date August 27, 2007.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles, and these statements are filed with the relevant regulatory authorities in Canada. All dollar amounts presented are expressed in United States dollars unless otherwise noted.

Forward-looking Information
Except for statements of historical fact, the discussion and analysis of financial performance and position including, without limitation, statements regarding projections, future plans, and objectives of CER are forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are based on management experience, historical results, current expectations and analyses, trends, government policies, and current business and economic conditions, including CER's analysis of its product and distribution system and its expectations regarding the effects of anticipated product and distribution changes and the potential benefits of such efforts and activities on CER's results of operations in future periods. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. The forward looking information is provided as to the date of this MD&A, August 27, 2007.

DESCRIPTION AND OVERVIEW OF BUSINESS

The Company is a corporation organized under the predecessor to the *Business Corporations Act* of British Columbia. CER is public company traded on the TSX Venture Exchange (CHN: TSX.V). The Company, through its subsidiaries in China, is a leading provider of K-12 education resources and services through its national internet portal, China Education Resources and Services Platform (CERSP) www.cersp.com to China's Kindergarten to grade 12 education market.

The Company has worked in all areas of education resources development, marketing and sales. Through it's subsidiaries in China, CEN Smart and TTTC, CER has developed psychology, information technology, kindergarten and ESL textbook materials according to China's provincial and national curriculum standards. Currently, the Company's revenues are derived from our interests in TTTC. Our cash flow and financial condition is dependent on TTTC.

Currently, the Company is focused on the development of a national education internet portal in china, which aims to provide educational content, training, and resources to its users. The target user population for the CERSP portal is the kindergarten to grade 12 system, including schools, administrators, teachers, students and parents.

In 2000, the Chinese government began implementing a policy of education reform to change, from its traditional rote memory learning methodology to a more individualized creative approach. The Company's founders realized this reform would create a business opportunity to meet the expected demand for new curriculum, updated materials, and delivery systems of educational tools.

In 2003, the Company began developing the CERSP portal www.cersp.com to become a central resource to access the new curriculum for schools, administrators, teachers, students and parents. In April, 2004, the Company began an initial six-month test of the internet portal in 542 schools in Beijing, Tianjin City and Hebei Province. Positive results of this test led to the Company to begin working with Hainan province to further develop the web portal in July 2004. In December 2005, this development concluded with a beta-test online training of 300 select teachers from Hainan province. Once again, the testing resulted in positive response from teachers, students, administrators and commissions that used the CERSP portal. The Company attracted the attention of China's Ministry of Education's Curriculum and Development Center ("CDC") and began a collaborative working relationship with the CDC to co-develop the Company's internet education portal in 2005. (For further beta-testing results please see "Products-Operations" below")

China's CDC is the top academic authority for K-12 curriculum development. The CDC organizes and develops national curriculum standards, and related education resources as well as evaluates and assesses current curriculums and related education resources. The CDC guides and supervises the implementation of K-12 curriculum reform; guides and is co-developing with CER the education resources and services portal (www.cersp.com).

The Company continued to sell its established titles in its traditional textbook distribution business during 2006, however, due to new regulations in China and significantly increased costs in developing new textbook titles and updating the Company's current titles all of which will be outdated at the end of 2007, CER has focused its attention and all of its resources to developing the portal with plans to commercialize the web-based educational resources portal CERSP. When fully launched, the CERSP portal is expected to provide a variety of products and services targeted at the kindergarten to grade 12 markets in China. The CERSP portal is an interactive system designed to facilitate collaboration within the sectors of education, publishing, and distribution. CER's online collaboration intends to provide China's students (approx 230 million) and teachers (approx 12 million) and schools (approx 600,000) with efficient and successful implementation of new educational initiatives with learning, working, quality products and solutions in an interactive real-time operation.

The Company plans to earn revenue from teacher training, student tutorials, online development and sale of textbooks and supplemental materials, instant messaging user fees, and advertising. While the CERSP internet portal is in development, the Company charges no user fees and earns only limited revenue from the internet portal through revenue generation of the teacher training beta-tests. The Company expects to earn significant revenues from the services that we offer once we have fully tested and evaluated the internet portal, the internet portal has gained market acceptance by teachers, students and school administrators and the education authorities have accepted the internet portal.

The Company is seeking to raise additional capital during 2007 for general working capital purposes and to continue further developing and deploying the CERSP portal. The Company expects to make additional capital expenditures of $1,000,000 and is anticipating an additional $1,700,000 in development costs. The Company's ability to raise future capital will be in part

affected by capital markets. There is no assurance that such additional financing will be available when necessary.

OVERALL PERFORMANCE

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the period.

RESULTS OF OPERATIONS

During the period under review, sales and subsequent revenues in the Company's traditional textbook business continue to decline compared to the prior comparative period. The Company has redirected all of its efforts and resources to the development and deployment of its education internet portal.

At June 30, 2007, the Company reported aggregate sales of $400,072 (compared to $346,202 for the comparable 2006 period). Of current period sales $221,907 is attributable to revenue derived from the portal (nil for 2006 comparable period). The balance of the current period sales $178,165 is from the Company's traditional business (2006 - $346,202). The cost of sales was $113,894 for the six months ended June 30, 2007 (2006 - $314,189).

The Company recognized a net loss for the three months ended June 30, 2007 of $633,088 as compared to a net loss for the comparable 2006 three month period of $1,307,405. Net loss for the six month period ended June 30, 2007 decreased from $1,319,437 in 2006 to $1,068,558. While the Company recognized a decrease in net loss as compared to the six months ended June 30, 2006, it had an overall increase in selling and general and administrative expenses and did not record significant stock-based compensation ($78,013) in the current period. In the comparable 2006 period $867,131 of stock-based compensation was recorded and accounts for the higher net loss in 2006.

The net loss per share decreased to $0.0282 for the six months ended June 30, 2007 compared to a net loss of $0.0366 for comparable period ended June 30, 2006.

The following is a discussion of the certain expense categories:

Stock based compensation

The company granted no stock options during the period under review. On January 17, 2007 457,496, share purchase warrants to purchase 457,496 common shares at $0.54 (C$0.72) and 42,401, share purchase warrants to purchase 42,401 common shares at $0.85 (C$1.14) were extended for a period of one year. The aggregate 499,897 warrants will now expire January 17, 2008. Using the Black Scholes pricing method, the company recorded stock-based compensation of $78,013 during the six months ended June 30, 2007 for the modification to its warrants as compared to stock-based compensation of $867,131 being recorded for options vesting in 2006.

Selling and general and administrative expenses

For the six months ended June 30, 2007 selling and general and administrative expenses were $1,249,135 compared to $740,003 recorded in 2006 and reflect an increase in activities and

related infrastructure related to the internet portal, the Company completing its audit during the review period, working to complete a registration statement in the US. Major expense categories are detailed below.

Professional Fees
Accounting and consulting fees increased to $154,294 for the six months ended June 30, 2007, compared to $111,931 for the 2006 comparable period. Legal and audit fees increased to $240,144 from $209,945 for the same periods. These increases are attributable mainly due to increased activities within the Company and the Company increasing its activity related to preparation of a US registration statement.

Advertising & Promotion
The Company had little change in advertising and promotion fees for the comparable periods 2007: $68,348, 2006: $64,435, however the Company expects that this will continue to increase and become a major expense category as the Company further develops and deploys its internet portal.

Payroll
The Company's payroll increased to $360,037 during the six months ended June 30, 2007 from $249,646 compared to the same period in 2006. This increase in payroll is due largely to increased staffing requirements in China, and general payroll increases for existing staff during the latter part of 2006.

Office Expenses
The Company's general office expenses increased from $191,682 for the three months ended June 30, 2006 to $299,922 for the comparable six months ended June 30, 2007. This increase relates to the Company's increased business activities in China.

Interest
There was $2,039 in interest expense for six months ended June 30 2007 (2006: $2,665). Interest income of $23,031 (2006: $50,236) was recorded for the period ended June 3, 2007. This decrease in interest income is due to the decrease in the amount of cash on hand.

Other differences between the amounts incurred in 2007 and 2006 reflect normal variances in business activities from year to year.

Segmented information
The Company's operates in two geographical areas: Canada and China. The Company's head office is in Vancouver, Canada and its operating subsidiaries are located in China. The Company generates no sales revenue in Canada. For the six months ended June 30, 2007, total consolidated revenue in China was $400,072 (2006: $346,202). The total assets in Canada at June 30, 2007 were $250,569 (2006: $3,277,342) and assets held in China at June 30, 2007 were $8,670,968 (2006: $7,716,302). The loss attributable to China was $303,582 for the six months ended June 30, 2007 compared to a gain in 2006 of $139,020, and the loss attributable to Canada was $764,976 (2006: $1,432,027) during the same periods.

Products - Operations
The Company has historically developed and distributed educational products in China through its traditional textbook distribution business.

The Company currently is focused on the development and deployment of its educational internet portal. The portal will feature online teacher training programs, a student social network (which will include online tutoring and training programs), and supplemental materials and textbooks. The development of textbooks and supplemental materials will utilize online technology. An example of such material is the Company's "New Thinking" Book Series which will be a collection of textbooks and enrichment materials targeted at the kindergarten to grade 12 market. This material will be developed according to the curriculum reform guidelines as mandated by China's Ministry of Education. TTTC had planned to develop 20 different "New Thinking" books in 2006, and the Company produced 7 new titles and 16 CD's from its summer 2006 training program. However further titles have been delayed in production as the Company updated its technology platform and developed course materials for its current focus on teacher training. The Company anticipates that each of its current courses will have one textbook and one supplementary textbook that will be sold as part of the teacher training program. These materials will be developed through the portal and will utilize online collaboration between the national experts, teachers and input in the form of questions, case studies etc., from teachers participating as students in the online training programs.

Teacher Training

Working with China's Ministry of Education (MOE) and the Curriculum Development Center (CDC), the Company launched a nationwide test of its proprietary Online Teacher Training Program. This was the first of its kind in China in the summer of 2006. The 15 day program was officially sanctioned and funded by the MOE which selected the initial group of 10,000 teachers from 28 provinces who began training on August 5, 2006, through the Company's CERSP portal.

The Company updated its infrastructure following the first training program of 10,000 teachers participating in 3 subject courses. Following this, the Company collaborated with CDC, Apple, Inc., and over 100 national experts and started its second beta-test of 16,000 teachers simultaneously taking 11 subject courses. The second test successfully concluded in May 2007.

The Company moved out of beta-testing and began its largest online training program on August 10, 2007 concluding December, 2007. The program has 47,000 participating teachers, consists of 25 courses, (14 of them newly developed) and is divided into two modules. One module covers the primary and junior level teachers from kindergarten to grade 9 and the second module covers the high school level teachers from grades 10 – 12. This summer training program will generated approximately US $850,000 in revenues. The program includes two new initiatives, the launch of "My Study Room," which has a similar interface as "My Space" but with educational content. The most powerful feature of "My Study Room" is CERSP's new Education Messaging ("EM"), which includes an online audio conference capability.

The Company launched the first version of EM in April, 2007 specifically developed for and is targeted at China's vast K-12 education sector. EM is much more than instant messaging. It is also an education tool which allows teachers and students to access education resources e.g. lessons, homework, reference materials, customized lesson plans etc. Future versions will be designed for use by education administrators, government officials, and parents of students.

SUMMARY OF QUARTERLY AND ANNUAL RESULTS

All amounts are expressed in United States dollars. In addition, all amounts are in thousands except for per share amounts.

June 30, 2007	Q1 ($'000)	Q2 ($'000)	Q3 ($'000)	Q4 ($'000)	2007 ($'000)
Revenue	286.2	113.8			400.0
Income (Loss) before non-controlling interest	(444.3)	(658.0)			(1,102.3)
Net Income (Loss) for the year	(435.5)	(633.1)			(1,068.6)
Net Income/(Loss) per share	(0.0115)	(0.0167)			(0.0282)
Total assets					8,921,537
Total liabilities including non-controlling interest					3,938,841

December 31, 2006	Q1 ($'000)	Q2 ($'000)	Q3 ($'000)	Q4 ($'000)	2006 ($'000)
Revenue	321.6	24.5	1,038.7	50.8	1,435.6
Income (Loss) before non-controlling interest and discontinued operations	(256.4)	(1,307.4)	(702.5)	(834.9)	(3,101.2)
Net Income/(Loss) from sale discontinued operations	(26.4)	270.8	-	-	244.4
Net Income (Loss) for the year	(282.8)	(1,010.2)	(702.5)	(572.9)	(2,568.4)
Earnings (loss) per share data – basic Continuing operations	(0.0072)	(0.0287)	(0.0191)	(0.0212)	(0.0762)
Discontinued operations	(0.0007)	0.0073	0.000	0.000	0.0066
Net Income/(Loss) per share	(0.0079)	(0.0214)	(0.0191)	(0.0212)	(0.0696)
Total assets					9,890,576
Total liabilities including non-controlling interest					4,038,684

Note:

1. Previously, quarterly results reflected that the operations of the Company's business were highly seasonal. Most of the revenues were recognized in the third quarter and fourth quarter of the fiscal year as the student population commences the fall school term and textbooks were required. Due to its limited operating experience with the portal, the Company is unable to determine exactly when it will derive its revenues from online training and other revenue sources as they become available and is therefore unable to derive whether revenue generation from the portal will form a similar cyclical pattern to its previous traditional textbook distribution business.
2. Sales for 2007 have been derived from both online training and revenue derived from textbook sales. There was no online training revenue for the comparative period in 2006. Fully diluted earnings-per-share have not been provided because it is anti-dilutive.
3. Weighted average number of shares outstanding was used for the calculation of earnings-per-share.

FINANCIAL POSITION, LIQUIDITY, AND CAPITAL RESOURCES

The Company had anticipated that it would focus on selling its 11 courses to generate revenues during the first half of 2007. However, these efforts were delayed to focus Company resources and capital on the completion of 14 high school training courses for the summer 2007 training program to satisfy the requirements of the CDC. The Company expects to make further capital expenditures of $1,000,000 and is anticipating an additional $1,700,000 in development costs. All expenditures are associated with the development and running of the internet portal for 2007. Our anticipated budget is $5,000,000 -10,000,000 through the end of 2008.

The Company is currently seeking to raise additional capital to fund its working capital and these additional 2007 expenditures and the most likely source of these funds is the issuance of common shares. There is no guarantee that the Company will be able to raise these funds at the present time.

The amount of capital raised by us will be determined among other things, on a number of factors including market conditions, availability and interest in equity markets, and our ability to fund internally with capital generated from operations.

Working capital

The Company had a working capital deficit of $1,983,580 with cash balances of $715,474 as at June 30, 2007 compared to positive working capital of $1,634,227 with cash balances of $3,625,052 as at June 30, 2006. As stated above, the Company is currently seeking to raise additional funds to finance working capital.

Financing and Investing Activity

During the period ended June 30, 2007 the Company did not issue any common shares pursuant to the exercise of options, warrants nor completed private placements so derived no proceeds. In comparison, the Company issued 2,211,898 common shares during the six months ended June30, 2006 for net proceeds of $1,726,825 pursuant to exercise of options and warrants.

Property, equipment and research and development costs

As at June 30, 2007, the Company's net equipment and website development costs was $3,986,654 as compared to $2,253,320 as at June 30, 2006. This substantial increase was due to $829,256 in capitalized website development costs recognized during the 2007 period (2006: $523,490).

Debt

The Company decreased its current liabilities during the six months ended June 30, 2007 by $66,112 to $3,361,999 (an increase compared to June 30, 2006 current liabilities $3,116,308) from $3,428,111 as at December 31, 2006. Total liabilities have decreased from $3,906,025 at December 31, 2006 to $3,839,913 at June 30, 2007. Overall the Company increased its accounts payable from $1,213,781 for the six months ended June 30, 2006 to $1,786,655 in 2007 and decreased its income tax payable from $1,883,642 in the 2006 comparable period to $1,570,890 in income tax payable as at June 30, 2007. Additionally, calculated on an annual basis, the Company recorded a future income tax liability at December 31, 2006 of $439,004 (2005: $485,825).

Shareholders Equity

Shareholders equity was $4,982,696 at June 30, 2007 as compared to $7,147,112 as at June 30, 2006. The decrease in equity was largely due to a result of losses incurred $1,068,558 (2006:

$1,319,437); an addition to contributed surplus of $78,013 during the period and an increase of cumulative translation adjustment of $246,533 (2006: $125,184).

Outstanding share data
The Company's common shares outstanding at June 30, 2007 were 37,923,483 as compared to 37,633,483 at June 30, 2007.

Dividend
The payment of dividends to shareholders will depend on a number of factors such as earnings, CER's financial requirements and other factors that the Board of Directors considers relevant in the circumstances. Since CER is a junior development stage company, there is no current intention to pay dividends on the common shares. The Board of Directors will review this policy, from time to time, as circumstances change. To date, CER has not declared or paid any dividends on any of its shares.

TRANSACTIONS WITH RELATED PARTIES

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $155,019 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 was subsequently extended and is due on or before October 31, 2007. The loan is collateralized by the shares of the Company owned by Anil. The Company's subsidiary, CEN Smart rents its office space from Anli. The Company paid rent of $10,421 for the six month period ended June 30, 2007 and $10,006 for the same period in previous year.

The Company paid a total of $9,601 (2006: $9,525) in rent to a company controlled by a director/officer of the Company. Additionally, the Company paid management fees of $47,580 (2006: $23,125) to a company controlled by an officer of the Company.

RISK AND UNCERTAINTY FACTORS

History of losses and anticipated losses that may continue for the foreseeable future.
The Company has incurred a net loss of $1,068,558 for the six months ended June 30, 2007 compared to a loss of $1,319,437 for the six months ended June 30, 2006. The Company's future business plan includes the further development and operation of CER's internet education portal and continuing to transition out of the traditional textbook development and distribution business. The Company's ability to continue as a going concern is dependant upon the successful completion of the development of its CERSP portal, achieving acceptance and a profitable level of operations for the CERSP portal and on the ability to obtain necessary financing to fund our operations. The outcome of these matters cannot be predicted at this time.

The Company has historically incurred losses as evidenced by the consolidated statements of operations contained herein. As of June 30, 2007 the Company had a cumulative net loss from operations of $22,228,052 as compared to a cumulative net loss from operations of $19,884,114 as at June 30, 2006.

The Company's efforts to date have been focused on the development of its CERSP web-based education internet portal in China and continuing the distribution of our traditional textbooks in China. The Company has no plans to develop further titles in its traditional textbook business and

remain focused on the rapid development and deployment of CERSP. The Company does not expect to be profitable until we can generate sufficient revenue from the portal if at all. It is expected that the Company will incur additional losses during the year ending December 31, 2007, and beyond.

Seasonality
The operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year. This is primarily because textbook purchases by students are generally made just prior to the start of the school year in the autumn. The Company is attempting to lessen the seasonality of the business by expanding its business into other related areas in the education sector through its internet portal. Due to its limited operating experience with the portal, the Company is unable to determine exactly when it will derive its revenues from online training and other revenue sources as they become available and is therefore unable to derive whether revenue generation from the portal will form a similar cyclical pattern to its previous traditional textbook distribution business.

Reliance on Government Relationships
The Company is reliant upon continued good working relationships and acceptance from both the national and regional governments it works with. Additionally, continued collaboration with the CDC is important to the Company being able to sell and deliver the teacher training programs. If the CERSP portal was no longer acceptable or it failed to meet acceptable government standards for the K-12 sector, it would seriously impact the continued successful deployment of the CERSP portal.

Exchange Rate
The reporting currency of the Company is United States Dollar ("USD"). The Chinese RMB is pegged to the USD. However, China is under pressure to adopt a more flexible exchange rate system. If RMB is no longer pegged to the USD, the rate fluctuation may have a material impact on CER's consolidated financial reporting.

Fluctuation in the value of Canadian dollar ("CDN") relative to USD has some impact on CER's head office financial results. However, such exchange rate fluctuations have not materially affected the overall financial earnings and results on a consolidated basis.

Tax and Legal Systems in China
The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year

has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

Subsequent to the year-end, the National People's Congress of China passed "The Law of the People's Republic of China on Enterprise Income Tax" (the "Enterprise Income Tax Law"). The Enterprise Income Tax Law will become effective on January 1, 2008. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises ("FIEs") but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs. Under the new law, both domestic companies and FIEs are subject to a unified income tax rate of 25%. CEN may be able to preserve its tax holiday under the grandfathering provisions in the Enterprise Income Tax Law. However, as detailed implementation rules were not available at the time the Enterprise Income Tax Law was passed, management will continue to monitor the implementation rules of the grandfathering provisions of the new law.

Competition
Foreign direct investment in China has increased rapidly and the investment environment has further improved to encourage foreign and local investors to invest in fields, such as education, high-tech, modern agriculture and infrastructure construction. A number of large companies are involved in the publishing and distribution of educational products in the mainstream areas of math, science and language arts. There is no guarantee that other, larger and better financed competitors will not become involved in business similar to that of the Company.

Management
The Company currently has a small executive management group, which is sufficient for its present stage of development. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of certain current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Funds Remittance
Provided that conversion of Renminbi into foreign exchange and the remittance of foreign exchange are duly arranged in accordance with the relevant laws and regulations on foreign exchange, a Foreign Investment Enterprise ("FIE") is able to remit dividends and other payments from China.

According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China Through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

DISCLOSURE CONTROLS & INTERNAL REPORTING

Multilateral Instrument 52-109 ("MI 52-109") issued by the Canadian Securities Administrators defines internal controls over financial reporting as "... a process designed by, or under the supervision of, the issuer's Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the issuer's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuer; and
c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements."

The Company has evaluated its internal controls over financial reporting and believes that as at June 30, 2007 and of the Report Date, its system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed and maintained to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. Certain weaknesses in its system are apparent. These weaknesses arise primarily from language fluency, the limited number of personnel employed in the accounting and financial reporting areas, a situation that is common in many smaller companies. As a consequence of this situation:

a) it is not feasible to achieve the complete segregation of duties; and
b) the Company does not yet have full "in house" expertise in complex areas of financial accounting and taxation.

The Company believes these weaknesses are mitigated by the nature and present levels of activities and transactions within the Company being readily transparent; the active involvement of senior management and the board of directors in the affairs of the Company; open lines of communication within the Company and the thorough review of the Company's financial statements by senior management, the audit committee of the board of directors and the Company's auditors, and by consulting with external experts. The senior officers will continue to monitor very closely all financial activities of the Company until the Company's budgets and workload will enable the hiring of additional staff for greater segregation. Nevertheless, these mitigating factors cannot eliminate the possibility that a material misstatement will occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Principles of Consolidation

The consolidated financial statements and information contained therein include the accounts of the Company and its Chinese operating subsidiaries CEN Smart and Today's Teachers Technology & Culture Ltd. All significant intercompany transactions and balances have been eliminated.

Stock-Based Compensation
The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments
The carrying amount for cash, accounts receivable, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company's major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

New Accounting Pronouncements
Financial Instruments – Recognition and Measurement
In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments – Recognition and Measurement", effective for annual and interim periods beginning on or after October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides and characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument is to be extinguished. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

Comprehensive Income and Equity
In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income", and section 3251 "Equity", effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 established standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

OUTLOOK

CER's goal is to build the most robust, flexible and dynamic portal in the world, capable of handling the online teaching, learning and administrative requirements of 600,000 schools, 12 million teachers and 230 million students. Once these goals are met, the Company will be managing the world's largest database of real-name users.

The Company is currently working with China's highest ranking authority in the area of curriculum development, the CDC and a group of nationally prominent experts who developed the new curriculum, to increase the educational content on the CERSP portal. Under the direction of the CDC, the Company has developed 30 sub-websites in various subject areas, which are continuously updated with information from the national experts. CER's initial focus, with the plan of rolling out nationwide, has been the development and beta testing of nationwide teacher training programs.

The Company moved from beta-testing to commercialization when it began China's largest online training program on August 10, 2007 concluding December, 2007. The program has 47,000 participating teachers and consists of 25 courses, (14 of them newly completed) and is divided into two group modules. One module covers the primary and junior level teachers from kindergarten to grade nine and the second module covers the high school level teachers from grades 10 – 12. This summer training program will generated approximately US $850,000 in revenues. The program includes two new initiatives, the launch of "My Study Room," which has a similar interface as "My Space" but with educational content. The most powerful feature of "My Study Room" is CERSP's new Education Messaging ("EM"), which includes an online audio conference capability.

Other revenue sources from the internet portal are anticipated to be:

€ Student online tutoring
€ Online sale of textbooks and supplemental materials developed through the internet portal
€ Instant messaging user fees
€ Push Mail
€ Online sales of third party materials
€ Advertising

The Company had anticipated that it would focus on selling its initial 11 courses to generate revenues during the first half of 2007. However, these efforts were delayed to focus Company resources and capital on the completion of 14 high school training courses for the summer 2007 training program to satisfy the requirements of the CDC. The Company expects to make further capital expenditures and will be required to raise additional capital. (See Requirement for Future Financing below).

The Company's strategy is to promote the use of the internet portal by enlisting the cooperation of the Education Commissions of each Province and some of the larger municipalities which will designate the CERSP internet portal as a distribution system for certain types of educational content. The Company is creating separate modules focused on specific subject areas, i.e., math, language arts, etc. and plans to customize the internet portal for each education commission to suit regional requirements on a collaborative basis. The main responsibilities of the education commissions are to provide educational content and promote the use of the internet portal amongst the schools under their jurisdiction while the Company will provide the education internet portal and technical support and services.

The Company feels confident in its current relationship and collaboration with the CDC and the national experts and that collectively it is developing the most comprehensive educational portal in China. Although the Company's current focus is teacher training, the Company is simultaneously working in many areas namely:

- € Assessment, expansion, and increasing capacity of its CERSP portal
- € Assisting with the development of online teacher training curriculum for delivery through the portal
- € Launching and beta testing of its student portal and subsequent development of online tutoring and training
- € Ensuring technology and systems are in place for continued development of supplemental materials
- € Working with certain provincial governments to initially customize teacher training to suit specific provincial level needs

As with any project of this size and scope and the many different government agencies that the Company must work with the Company is unable to reasonably predict when, it will be able to successfully implement and realize its goals.

Requirement for Further Financing
The Company is seeking to raise additional capital during 2007 to continue its business strategy of further developing and deploying the CERSP portal and for general working capital purposes. The company expects to make capital expenditures of $1,000,000 and is anticipating an additional $1,700,000 in development costs. Our anticipated budget is $5,000,000 -10,000,000 through the end of 2008. While the Company believes that this will provide enough capital for us to deploy the internet portal nationwide according to its business plan it cannot however, anticipate other opportunities that may arise requiring capital. The amount of capital raised by the Company will be determined among other things, on a number of factors including market conditions, availability and interest in equity markets, and the ability to fund internally with capital generated from operations.

There is no assurance that such additional financing will be available when necessary.

Potential for Corporate Developments
The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position in China, by seeking alliances or partnerships in order to develop its CERSP Portal and business in China more effectively. This could include the entering into of new business via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

ITEMS SUBSEQUENT TO PERIOD END

Subsequent to the period end, the company entered into an agreement dated August 20, 2007 with Segue Ventures LLC, of Philadelphia, Pennsylvania for the provision of strategic business and investor relations services. The agreement contemplates services being provided for one year ending August 20th, 2008, renewable for a further twelve month period ending August 20th, 2009. Under the terms of the Agreement Segue, will be paid US $9,000 for the first month and US $7,000 per month thereafter as well as an incentive stock option grant of 100,000 common shares at CDN $0.60 per share exercisable for one year ending August 20, 2008. The options will vest in equal 25,000 increments over the one year term.

The Company received its comments from the U.S. Securities and Exchange Commission ("SEC") as they pertain to its filed 20-F registration document and is currently working on updating its 20-F and responding to the SEC's comments.

In the opinion of management, there are no material items since the end of the fiscal year that require further discussion in the MD&A than otherwise disclosed herein.

CHINA EDUCATION RESOURCES INC.

Management's Discussion and Analysis
For the period ended September 30, 2007

FORM 51-102F1

November 29, 2007

This Management Discussion and Analysis ("MD&A") reviews the activities of China Education Resources Inc., its Chinese operating subsidiaries, Today's Teachers Technology & Culture Ltd.("TTTC") and CEN Smart ("CEN") (and/or collectively "CER" or the "Company") and compares the financial results for the period ended September 30, 2007 with the period ended September 30, 2006. The MD&A should be read in conjunction with the audited financial statements and accompanying notes for all relevant periods copies of which are filed on the SEDAR website.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principals, and these statements are filed with the relevant regulatory authorities in Canada. All dollar amounts presented are expressed in United States dollars unless otherwise noted.

Forward-looking Information
Except for statements of historical fact, the discussion and analysis of financial performance and position including, without limitation, statements regarding projections, future plans, and objectives of CER are forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are based on management experience, historical results, current expectations and analyses, trends, government policies, and current business and economic conditions, including CER's analysis of its product and distribution system and its expectations regarding the effects of anticipated product and distribution changes and the potential benefits of such efforts and activities on CER's results of operations in future periods. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements.

DESCRIPTION AND OVERVIEW OF BUSINESS

The Company is a corporation organized under the predecessor to the *Business Corporations Act* of British Columbia. CER is public company traded on the TSX Venture Exchange (CHN:TSX.V). The Company, through its subsidiaries in China, is a leading provider of K-12 education resources and services through its national internet portal, China Education Resources and Services Platform (CERSP) www.cersp.com to China's Kindergarten to grade 12 education market.

The Company has worked in all areas of education resources development, marketing and sales. Working with the Curriculum Development Center of China's Ministry of Education ("MOE"), CER has developed an education portal (www.CERSP.com) to help the Central Government implement policy reform in an effort to change the education system from one of memory learning to a more individualized creative approach. CERSP.com has full support of and is the only portal endorsed by the Curriculum Development Center ("CDC") which is China's highest-ranking authority in the area of curriculum development. The portal is now one of the most active online education support service providers, averaging up to 8 million page views per day (as of October 20, 2007). Currently, the Company's revenues are derived from our interests in TTTC. Our cash flow and financial condition is dependent on TTTC.

CER Company is focused on commercializing its national education internet portal in China, which is designed to provide educational content, training, and resources to education users. The target user population for the CERSP portal is the kindergarten to grade 12 system, including schools, administrators, teachers, students and parents.

In 2000, the Chinese government began implementing a policy of education reform to change, from its traditional rote memory learning methodology to a more individualized creative approach. The Company's founders realized this reform would create a new, long term business opportunity to meet the expected demand for new curriculum, updated materials, and online delivery systems of educational tools.

In 2003, the Company began developing the CERSP portal www.cersp.com to become a central resource to access the new curriculum for schools, administrators, teachers, students and parents. In 2004, the Company began an initial six-month test of the internet portal in 542 schools in Beijing, Tianjin City and Hebei Province. Positive results of this test led to the Company to begin working with Hainan province to continue developing the web portal. In December 2005, this development concluded with a beta-test online training of 300 select teachers from Hainan province. Once again, the testing resulted in positive response from the teachers, students, administrators and commissions that used the CERSP portal. As a result of these tests, the Company attracted the attention of China's Ministry of Education's Curriculum and Development Center ("CDC") and began a collaborative working relationship with the CDC in 2005 to co-develop the Company's internet education portal.

China's CDC is the top academic authority for K-12 curriculum development. The CDC organizes and develops national curriculum standards, and related education resources as well as evaluates and assesses current curriculums and related education resources. The CDC guides and supervises the implementation of K-12 curriculum reform; guides and is co-developing with CER the education resources and services portal (www.cersp.com).

The Company continued to sell its established titles in its traditional textbook distribution business during 2006, however, due to new regulations in China and significantly increased costs in developing new textbook titles and updating the Company's current titles all of which will be outdated at the end of 2007, CER has focused its attention and all of its resources to developing the portal. The CERSP portal is an interactive system designed to facilitate collaboration within the sectors of education, publishing, and distribution. CER's online collaboration intends to provide students (approx 230 million) and teachers (approx 12 million) and schools (approx 600,000) with efficient and successful implementation of new educational initiatives with learning, working, quality products and solutions in an interactive real-time operation.

The Company plans to earn revenue from teacher training, student tutorials, online language training (English and Chinese Mandarin), online development and sale of textbooks and supplemental materials, instant messaging user fees, and advertising. Currently, the Company charges no user fees and earns revenue from teacher training.

OVERALL PERFORMANCE

Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year. These reclassifications have not had an impact on results of operations for the period.

RESULTS OF OPERATIONS

During the period under review, sales and subsequent revenues in the Company's traditional textbook business continue to decline compared to the prior comparative period. The Company

has redirected all of its efforts and resources to the development and deployment of its education internet portal.

For the nine months ended September 30, 2007, the Company reported aggregate sales of $1,005,786 (compared to $1,384,898 for the comparable 2006 period). Of current period sales $600,457 is attributable to revenue derived from the portal (nil for 2006 comparable period). The balance of the current period sales is from the Company's traditional business. The cost of sales was $844,378 for the nine months ended September 30, 2007 (2006 - $1,158,567).

The Company recognized a net loss for the three months ended September 30, 2007 of $608,072 as compared to a net loss of $702,736 for the comparable 2006 period. Net loss for the nine months ended September 30, 2007 was $1,676,630 as compared to a net loss of $1,995,743 for the comparable 2006 period.

The net loss per share decreased to $0.044 for the nine months ended September 30, 2007 compared to a net loss of $0.055 for comparable period ended September 30, 2006.

The following is a discussion of certain expense categories:

Selling and general and administrative expenses
For the nine months ended September 30, 2007 selling and general and administrative expenses were $1,730,575 compared to $1,133,225 recorded in 2006 and reflect an increase in activities related to the internet portal and working to complete a registration statement in the US.

Professional Fees
Accounting, legal and consulting fees increased from $419,358 for the nine month period ended September 30, 2006 to $540,529 for the comparable 2007 period. The increase was mainly due to the expenses associated with the preparation of a US registration statement.

Stock based compensation
During the nine month period ended September 30, 2006, the Company issued 500,000 share options and incurred an expense of $146,000 and extended the expiry date of 499,897 warrants for one year at a cost of $78,013. For the comparable period in 2006, the Company issued 1,406,084 options at a cost of $1,364,485.

Payroll
The Company's payroll increased to $376,450 for the nine month period ended September 30, 2007 from $246,521 for the comparable 2006 period due to increased staffing requirements in China related to portal development and expenses associated with increased staffing in Canada.

Travel
Travel increased from $28,818 for the nine month period ended September 30, 2006 to $38,355 for the comparable 2007 period due to increased travel by management to China and the United States.

Products - Operations
The Company has historically developed and distributed educational products in China through its traditional textbook distribution business.

The goal of CER is to position CERSP.com as China's central on-line location for the K-12 education sector (students, teachers, parents, schools, government and administrators). These

education users can access, discover, learn, socialize, create and share new curriculum materials. CERSP is an advanced learning, working and sharing platform that offers China's teachers, students, administrators, and parents a wide range of services and products.

CER's vision is to take the world's largest education system into the twenty-first century and make CERSP.com the world's largest on-line community.

The Company currently is focused on the marketing, sales and continuing development of its educational internet portal. The portal features online teacher training programs, a student social network (which will include online tutoring and training programs), and supplemental materials and textbooks.

Teacher Training
To gain rapid adoption of China's new curriculum and the internet portal system, CER and the CDC initially focused on the development and on-line training of the new curriculum for teachers. The portal now contains hundreds of thousands of pages of new curriculum covering all key subjects. In collaboration with the CDC, CER completed 25 online government certificate courses aimed at the primary, middle school, and high school teachers.

Teacher training beta tests were completed in February 2007 and in August 2007 the CDC again adopted the CERSP portal in training 47,000 teachers for the new curriculum certificate program. This is the largest on-line training program ever done in China, and we believe the largest online teacher training program conducted anywhere in the world.

The program consists of 25 courses, (14 of them newly developed) and is divided into two modules. One module covers teachers from kindergarten to grade 9 and the second module covers the high school level teachers from grades 10-12.

The teacher-training program is but one revenue source of the portal and CER believes that it will be able to capture a sizeable percentage of this $1.3 Billion annual training market. China's 12,000,000 teachers not only have to be trained to teach the new curriculum but must participate in continuing education to maintain their teaching certification.

Currently the portal's capacity is 500,000 simultaneous participants and CER is now working towards a capacity of over million simultaneous users. Already the portal is home to more than 600,000 users who are already using the site for everything from learning programs, blogging, instant messaging and more.

Introduced My Study Room and Electronic Messaging (EM)
The summer teacher training program included two new initiatives, the launch of "My Study Room," which has a similar interface as "My Space" but with educational content and CERSP's new Education Messaging ("EM"), which includes an online audio conference capability. Education Messaging is a powerful tool, which promotes positive social interaction into the online education and learning environment. As an education tool, it enables teachers and students to access education resources, such as lessons, homework, reference materials, customized lesson plans etc. CER is developing EM versions for use by education administrators, government officials, and parents of students.

SUMMARY OF QUARTERLY AND ANNUAL RESULTS

All amounts are expressed in United States dollars. In addition, all amounts are in thousands except for per share amounts.

	Q1	Q2	Q3	Q4	2007
September 30, 2007	($'000)	($'000)	($'000)	($'000)	($'000)
Revenue	286.2	113.8	605.7		(1,005.7)
Income (Loss) before non-controlling interest	(444.3)	(658.0)	(634.1)		(1,736.4)
Net Income (Loss) for the year	(435.5)	(633.1)	(608.0)		(1,676.6)
Net Income/(Loss) per share	(0.0115)	(0.0167)	(0.016)		(0.044)
Total assets					8,747,066
Total liabilities including non-controlling interest					4,115,105

	Q1	Q2	Q3	Q4	2006
December 31, 2006	($'000)	($'000)	($'000)	($'000)	($'000)
Revenue	321.6	24.5	1,038.7	50.8	1,435.6
Income (Loss) before non-controlling interest and discontinued operations	(256.4)	(1,307.4)	(702.5)	(834.9)	(3,101.2)
Net Income/ (Loss) from sale discontinued operations	(26.4)	270.8	-	-	244.4
Net Income (Loss) for the year	(282.8)	(1,010.2)	(702.5)	(572.9)	(2,568.4)
Earnings (loss) per share data-basic Continuing operations	(0.0072)	(0.0287)	(0.0191)	(0.0212)	(0.0762)
Discontinued operations	(0.0007)	0.0073	0.000	0.000	0.0066
Net Income/(Loss) per share	(0.0079)	(0.0214)	(0.0191)	(0.0212)	(0.0696)
Total assets					9,890,576
Total liabilities including non-controlling interest					4,038,684

Note:

1. Weighted average number of shares outstanding was used for the calculation of earnings-per-share.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Working capital
The Company had a working capital deficit of $2,071,526 with cash balances of $532,124 as at September 30, 2007 compared to positive working capital of $67,218 with cash balances of $2,562,771 as at December 31, 2006.

Financing and Investing Activity
During the nine month period ended September 30, 2007, the Company did not issue any common shares. In the same period, the Company spent $1,249,330 in website development and additions to equipment.

Property, equipment and research and development costs
As at September 30, 2007, the Company's net equipment and development costs were $3,792,162 as compared to $3,145,365 as at December 31, 2006. This increase was primarily due to an expenditure of $1,249,330 in website development and equipment costs in 2007 and the amortization of $567,927 in website development costs.

Debt
The Company's total debt was $4,115,105 as at September 30, 2007 compared to $3,906,025 as at December 31, 2006. The increase was primarily due to an increase of $186,000 in accounts payable and an increase of $16,861 in future income tax liability.

Shareholders Equity
The shareholders equity was $4,559,117 as at September 30, 2007 as compared to $5,851,892 as at December 31, 2006 primarily due to a loss for the nine month period ended September 30, 2007 of $1,676,630 and an increase in the contributed surplus of $224,013 as a result of issuance of stock options within the first nine months of 2007.

Outstanding share data
The Company's common shares outstanding as at September 30, 2007 were 37,923,483.

Dividend
The payment of dividends to shareholders will depend on a number of factors such as earnings, CER's financial requirements and other factors that the Board of Directors considers relevant in the circumstances. Since CER is a junior development stage company, there is no current intention to pay dividends on the common shares. The Board of Directors will review this policy, from time to time, as circumstances change. To date, CER has not declared or paid any dividends on any of its shares.

TRANSACTIONS WITH RELATED PARTIES

All related party transactions are recorded at the exchange amounts as agreed upon by the related parties.

Anli and its major shareholder are shareholders of the Company. In 2003, the Company advanced funds of $155,019 (RMB 1,200,000) to Anli. A loan agreement was signed on October 28, 2003 was subsequently extended and is due on or before October 31, 2007. The loan is collateralized by the shares of the Company owned by Anli. The Company's subsidiary, CEN Smart rents its office space from Anli. The Company paid rent of $16,042 for the nine month period ended September 30, 2007 and $15,004 for the same period in the previous year.

The Company paid a total of $16,315 (2006: $13,875) in rent to a company controlled by a director/officer of the Company. Additionally, the Company paid management fees of $79,726 (2006: $50,743) to a company controlled by an officer of the Company.

RISK AND UNCERTAINTY FACTORS

History of losses and anticipate that we may continue for the foreseeable future.

The Company has incurred a net loss of $1,676,630 for the nine months ended September 30, 2007 compared to a loss of $1,995,743 for the nine months ended September 30, 2006. The Company's future business plan includes the further development and operation of CER's internet education portal and continuing to transition out of the traditional textbook development and distribution business. The Company's ability to continue as a going concern is dependant upon the successful completion of the development of its CERP portal, achieving acceptance and profitable level of operations for the CERSP portal and on the ability to obtain necessary financing to fund our operations. The outcome of these matters cannot be predicted at this time.

The Company has historically incurred losses as evidenced by the consolidated statements of operations contained herein. As of September 30, 2007 the Company had a cumulative net loss from operations of $22,836,124 as compared to a cumulative net loss from operations of $21,159,494 as at December 31, 2006.

The Company's efforts to date have been focused on the development of CERSP web-based education internet portal in China and continuing the distribution of our textbooks in China. The Company has no plans to develop further titles in its traditional textbook business and remain focused on the rapid development and deployment of CERSP. The Company does not expect to be profitable until we can generate sufficient revenue from the portal if al all. It is expected that the Company will incur additional losses during the year ending December 31, 2007.

Seasonality

Historically in its traditional distribution business, the operations of the business are highly seasonal, with over 90% of operating income in China recognized in the second half of the fiscal year. This is primarily because textbook purchases by students are generally made just prior to the start of the school year in the autumn. The Company is attempting to lessen the seasonality of the business by expanding its business into other related areas in the education sector through its internet portal.

Reliance on Government Relationships

The Company is reliant upon continued good working relationships and acceptance from both the national and regional governments it works with. Additionally, continued collaboration with the CDC is important to the Company being able to sell and deliver the teacher training programs. If the CERSP portal was no longer acceptable or it failed to meet acceptable government standards for the K-12 sector, it would seriously impact the continued successful deployment of the CERSP portal.

Exchange Rate

The reporting currency of the Company is United States Dollar ("USD"). The Chinese RMB is pegged to the USD. However, China is under pressure to adopt a more flexible exchange rate system. If RMB is no longer pegged to the USD, the rate fluctuation may have a material impact on CER's consolidated financial reporting.

Fluctuation in the value of Canadian dollar ("CDN") relative to USD has some impact on CER's head office financial results. However, such exchange rate fluctuations have not materially affected the overall financial earnings and results on a consolidated basis.

Tax and Legal Systems in China

The Company, through its subsidiaries, conducts a significant amount of its business in China. China currently has a number of laws related to various taxes imposed by both federal and regional governmental authorities. Applicable taxes include value added tax, corporate income tax (profits tax), and payroll (social) taxes, together with others. Laws related to these taxes have not been in force for a significant period, in contrast to more developed market economies; therefore, implementing regulations are often unclear or nonexistent. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organizations; thus, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas (as examples, customs and currency control matters) are subject to review and investigation by a number of authorities, which are enabled by law to impose extremely severe fines, penalties and interest charges. These facts create tax risks in China substantially more significant than typically found in countries with more developed tax systems.

Management believes that the Company is in substantial compliance with the tax laws affecting its operations; however, the risk remains that the relevant authorities could take differing positions with regard to interpretive issues and the effect could be significant. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review.

Subsequent to the year-end, the National People's Congress of China passed "The Law of the People's Republic of China on Enterprise Income Tax" (the "Enterprise Income Tax Law"). The Enterprise Income Tax Law will become effective on January 1, 2008. This new law eliminated the existing preferential tax treatment that is available to the foreign invested enterprises ("FIEs") but provides grandfathering of the preferential tax treatment currently enjoyed by the FIEs' Under the new law, both domestic companies and FIEs are subject to a unified income tax rate of 25%. CEN may be able to preserve its tax holiday under the grandfathering provisions in the Enterprise Income Tax Law. However, as detailed implementation rules were not available at the time the Enterprise Income Tax Law was passed, management will continue to monitor the implementation rules of the grandfathering provisions of the new law.

Competition

Foreign direct investment in China has increased rapidly and the investment environment has further improved to encourage foreign and local investors to invest in fields, such as education, high-tech, modern agriculture and infrastructure construction. A number of large companies are involved in the publishing and distribution of educational products in the mainstream areas of math, science and language arts. There is no guarantee that other, larger and better financed competitors will not become involved in business similar to that of the Company.

Management

The Company currently has a small executive management group, which is sufficient for its present stage of development. Although the Company's development to date has largely depended and in the future will continue to depend upon the efforts of certain current executive management, the loss of a member of this group could have a material adverse effect on the Company.

Funds Remittance
Provided that conversion of Renminbi into foreign exchange and the remittance of foreign exchange are duly arranged in accordance with the relevant laws and regulations on foreign exchange, a Foreign Investment Enterprise ("FIE") is able to remit dividends and other payments from China.

According to the 1999 Circular on Relevant Questions Concerning the Remittance of Profits, Dividends and Bonuses out of China Through Designated Foreign Exchange Banks, effective from 1 October 1999, an FIE is permitted to remit profits, dividends and bonuses out of China in proportion to the amount of registered capital that has been paid up, notwithstanding that its registered capital has not been paid up pursuant to its constitutional documents.

DISCLOSURE CONTROLS & INTERNAL REPORTING

Multilateral Instrument 52-109 ("MI 52-109") issued by the Canadian Securities Administrators defines internal controls over financial reporting as "...a process designed by, or under the supervision of, the issuer's Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the issuer's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that:

a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the issuer;
b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the issuer's GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the issuers; and
c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the issuer's assets that could have a material effect on the annual financial statements or interim financial statements."

The Company has evaluated its internal controls over financial reporting and believes that as at September 30, 2007 and of the Report Date, its system of internal controls over financial reporting as defined under MI 52-109 is sufficiently designed and maintained to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company's GAAP. Certain weaknesses in this system are apparent. These weaknesses arise primarily from language fluency, the limited number of personnel employed in the accounting and financial reporting areas, a situation that is common in many smaller companies. As a consequence of this situation:

a) it is not feasible to achieve the complete segregation of duties; and
b) the Company does not yet have full "in house" expertise in complex areas of financial accounting and taxation.

The Company believes these weaknesses are mitigated by the nature and present levels of activities and transactions within the Company being readily transparent; the active involvement of senior management and the board of directors in the affairs of the Company; open lines of communication within the Company and the thorough review of the Company's financial statements by senior management, the audit committee of the board of directors and the Company's auditors, and by consulting with external experts. The senior officers will continue to

monitor very closely all financial activities of the Company until the Company's budgets and workload will enable the hiring of additional staff for greater segregation. Nevertheless, these mitigating factors cannot eliminate the possibility that a material misstatement will occur as a result of the aforesaid weaknesses in the Company's internal controls over financial reporting. A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the years reported. Actual results could differ from these estimates.

Principals of Consolidation
The consolidated financial statements and information contained therein include the accounts of the Company and its Chinese operating subsidiaries CEN Smart and Today's Teachers Technology & Culture Ltd. The Company's interest in these subsidiaries, through which it carries on its principal activities, is accounted for using the proportionate consolidation method.

Stock-Based Compensation
The Company follows the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments". This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards be measured and recognized using a fair value based method.

Financial Instruments
The carrying amount for cash, accounts receivable, due from related parties, loans to employees, accounts payable, income tax payable, loans payable and due to related parties approximate their fair value due to the short-term nature of these instruments.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates and the business operations are predominately in Chinese RMB.

The financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and accounts receivable. Cash is on deposit at major financial institutions. Management is of the opinion that credit risk with respect to accounts receivable is limited due to the financial strength of the Company's major customers and the monitoring of their financial condition to ensure collections and to minimize losses.

New Accounting Pronouncements
Financial Instruments – Recognition and Measurement
In January 2005, the CICA released new Handbook Section 3855, "Financial Instruments – Recognition and Measurement", effective for annual and interim periods beginning on or after

October 1, 2006. This new section establishes standards for the recognition and measurement of all financial instruments, provides and characteristics-based definition of a derivative financial instrument, and provides criteria to be used to determine when a financial instrument is to be extinguished. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

Comprehensive Income and Equity
In January 2005, the CICA released new Handbook Section 1530, "Comprehensive Income", and section 3251 "Equity", effective for annual and interim periods beginning on or after October 1, 2006. Section 1530 established standards for reporting comprehensive income. These standards require that an enterprise present comprehensive income and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements. Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in Section 3251 are in addition to Section 1530. The Company is reviewing the guidance to determine the potential impact these new standards will have on its financial position and results of operations.

OUTLOOK/GUIDANCE

CER is developing products and services to meet the requirements of the Chinese government's eleventh 5-year plan (2006 - 2011), which includes mandates for online education discussion and distance training. The Company has plans to provide additional essential education services to support China's education modernization efforts. These services are expected to provide revenue from the internet portal, which include:

- National Teacher Training
- Regional (Provincial & Municipal) Teacher Training
- English Training
- Chinese Mandarin Training
- Student online training and tutoring;
- CERSP and Third Party Developed Textbooks and Supplemental Materials ;
- "Push e-mail"
- Education Messaging (EM)
- E-management for Education Administration
- Advertising

National Teacher Training

CER believes it can capture a substantial percentage of the estimated $1.3 Billion annual teacher-training market. China's 12,000,000 teachers require state approved training to teach the new curriculum using the new creative methods and they must participate in continuing education to maintain their teaching certification.

The Company plans to sell the required textbooks and supplementary textbooks that each teacher training program requires participants to buy. CER has developed most of these materials in previous training programs, using the CERSP online collaboration between national experts and teachers.

Regional (Provincial & Municipal) Training

The Regional Teacher Training and marketing plan includes developing non-competing Regional Education feeder-websites with links to and from the CERSP web portal. Regions include provinces, municipalities, counties and schools. The Company will provide similar type services and materials to meet regional education requirements.

Our plan is to promote the use of the internet portal by enlisting the cooperation of the Education Commissions of each Province and larger municipalities that will designate the internet portal as the sole distribution system for specified educational content.

We are creating education modules focused on specific subject areas, (i.e., math, language arts, etc.) We plan to customize the internet portal for each education commission to suit regional requirements on a collaborative basis. The main responsibilities of the education commissions are to provide educational content and promote the use of the internet portal amongst the schools under their jurisdiction while we will provide the education internet portal and technical support and services.

English Training

China has embraced an ambitious English language policy. However, it faces a great shortage of English teachers as only about one-third of the 800,000 English teachers currently in Chinese classrooms have fully met the qualification requirements set out by the Ministry of Education. Chinese teachers, trained in the traditional didactic and examination-oriented methods, do not adapt easily to the more modern, inquiry-oriented curriculum that is being introduced.

California State University Monterey has been selected as a primary partner for accessing teaching and learning resources throughout the United States. CER has developed a strong relationship with the office of Extended Education and International Programs at CSUMB and is working with this office to develop the first of many expected bilateral educational offerings; an English language training program for high potential high school students in China who want to pursue university studies in the United States.

Student Online Training and Tutoring

CER is currently working to complete the first phase of its Student Platform. Similar to the Teacher's Platform the Student Platform will have complete educational resources as well as individual platforms called "My Study Room". The Student Platform will offer on-line tutoring, a digital lab, Education Messenger (EM), a blogger function and will have the potential of creating a significant social network (similar to MYSPACE). The first revenue source, on-line tutoring, will enable students and their parents to interact online with leading academic experts.

CERSP and Third Party Developed Textbooks and Supplemental Materials

E-store – The use of CERSP by an increasing number of individuals enables CER to sell education products developed by itself and by others.

"Push E-mail"

Students automatically receive appropriate materials to help them complete the course objectives for the classes they are enrolled in. Teachers, administrators, tutors and other professionals have the ability through CERSP, to "push" selected education materials to the users. These materials may include newsletters, supplemental teaching materials, and administrative alerts, (i.e. school closing or other announcements). Students may also request additional materials to supplement their personal training goals.

Education Messaging (EM)

Education messaging "EM" – This is China's first vertical education specific instant messaging product. EM is unique in that the utility is pre-loaded with resources based on the user profile. For example, a math teacher who downloads EM will find folders already loaded with links to national experts in the new math curriculum as well as folders with links to their peer teachers.

E-management for Education Administration

Regional and Provincial e-Management systems - Working with various Provinces to create customized education management systems for use by the Provincial education organizations will give CER a very important role in the dissemination and creation of digital education content in those areas.

Advertising

Online Advertising – Credit Suisse First Boston Inc. estimates that online advertising in China will quadruple by 2010 from current levels. CERSP.com is currently one of the most visited K-12 education portals in China offers an ideal venue to advertisers to reach a targeted audience in an efficient and cost effective way.

We believe the CERSP portal will not begin generating significant revenue until 2008, if at all.

Our estimated budget for 2008 is $12,000,000; most of this must come from future financing. We believe this will provide enough capital for us to deploy the internet portal nationwide and implement several revenue generating services and products. The amount of capital raised by us will be determined among other things, on a number of factors including market conditions, availability and interest in equity markets, and our ability to fund internally with capital generated from operations.

Potential for Corporate Developments

The Company is continually evaluating potential transactions and corporate opportunities which could improve the Company's relative position in China, by seeking alliances or partnerships in order to develop its CERSP Portal and business in China more cost effectively. This could include the entering into of new business via acquisitions, mergers or joint ventures, or the seeking out of corporate partners.

ITEMS SUBSEQUENT TO PERIOD END

1. On October 24, 2007, the Company completed a non-brokered private equity placement of CDN $298,900 for 481,500 units. Each unit consists of one restricted common share in capital stock of the company and one half of one common share purchase warrant at a price of $0.60 per unit CDN. The shares issued will be subject to a hold period trading

restriction expiring on February 28, 2008. The warrants can be exercised to purchase an additional 240,750 common shares at $0.80 CDN per share until April 24, 2008 and at $1.00 CDN per share thereafter until October 24, 2008.

2. On October 15, 2007, the Company appointed Danny Chi Tak Hon as Chief Financial Officer.
3. On October 27, 2007, the Company granted incentive stock options for 100,000 shares at a price of $0.70 CDN per share exercisable up to October 26, 2012 to an officer. The options were vested immediately.
4. On November 5, 2007, the Company announced a partnership agreement with California State University at Monterey Bay to offer U.S. based English language training for high school students in China and Mandarin language training for primary grades in the United States.

In the opinion of management, there are no material items since the end of the fiscal year that require further discussion in the MD&A than otherwise disclosed herein.

CHINA EDUCATION RESOURCES INC.
Suite 1118, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (the "Shareholders") of common shares of **CHINA EDUCATION RESOURCES INC.** (the "Company") will be held in the Seymour Room, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, at 10:00 a.m., Vancouver time, on June 30, 2006, for the following purposes:

1. To receive the report of the directors of the Company;
2. To receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2005, together with the auditors' report thereon;
3. To elect directors of the Company for the ensuing year;
4. To appoint the auditors of the Company for the ensuing year;
5. To authorize the directors to fix the auditors' remuneration;
6. To re-approve the Company's rolling 10% Stock Option Plan; and
7. To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

An Information Circular, a form of Proxy and a copy of the Company's audited financial statements for the year ended December 31, 2005 and the corresponding Management discussion and analysis accompany this Notice of Meeting. The Information Circular contains details of matters to be considered at the Meeting.

The board of directors of the Company has fixed May 18, 2006 as the record date for determining the Shareholders who are entitled to vote at the Meeting. Only Shareholders at the close of business on May 18, 2006 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company's registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on June 28, 2006) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile should be sent to Computershare Trust Company of Canada, Attention: Proxy Department, at toll free 1-866-249-7775 (within North America) or 1-416-263-9524 (outside of North America).

DATED at Vancouver, British Columbia this 29th day of May, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

signed "Ronald Shon"

Ronald C. Shon, President and a Director

CHINA EDUCATION RESOURCES INC.
Suite 1118, 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the holders (the "Shareholders") of common shares of **CHINA EDUCATION RESOURCES INC.** (the "Company") will be held in the Brighton Room, Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, at 2:00 p.m., Vancouver time, on June 29, 2007, for the following purposes:

1. To receive the report of the directors of the Company;
2. To receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2006, together with the auditors' report thereon;
3. To elect directors of the Company for the ensuing year;
4. To appoint the auditors of the Company for the ensuing year;
5. To authorize the directors to fix the auditors' remuneration;
6. To re-approve the Company's rolling 10% Stock Option Plan; and
7. To act on such other matters, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

An Information Circular, a form of Proxy and a copy of the Company's audited financial statements for the year ended December 31, 2006 and the corresponding Management discussion and analysis accompany this Notice of Meeting. The Information Circular contains details of matters to be considered at the Meeting.

The board of directors of the Company has fixed May 23, 2007 as the record date for determining the Shareholders who are entitled to vote at the Meeting. Only Shareholders at the close of business on May 23, 2007 will be entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Company's registrar and transfer agent, Computershare Investor Services Inc., no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 2:00 p.m., Vancouver time, on June 27, 2007) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile should be sent to Computershare Investor Services Inc., Attention: Proxy Department, at toll free 1-866-249-7775 (within North America) or 1-416-263-9524 (outside of North America).

DATED at Vancouver, British Columbia this 29th day of May, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

signed "Ronald Shon"

Ronald C. Shon, President and a Director

END